As filed with the Securities and Exchange Commission on December 5,1997
                                         Registration Nos. 333-35159; 811-08347


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM S-6


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.       Exact name of Trust:  KILICO VARIABLE SEPARATE ACCOUNT-2

B.       Name of depositor:  KEMPER INVESTORS LIFE INSURANCE COMPANY

C.       Complete address of depositor's principal executive offices:

         1 Kemper Drive
         Long Grove, Illinois   60049

D.       Name and complete address of agent for service:

                             DEBRA P. REZABEK, ESQ.
                     Kemper Investors Life Insurance Company
                                 1 Kemper Drive
                           Long Grove, Illinois 60049

                                   Copies To:

Kurt W. Bernlohr, Esq.                       Joan E. Boros, Esq.
Kemper Investors Life Insurance Company      Katten Muchin & Zavis
1 Kemper Drive                               1025 Thomas Jefferson Street, N.W.
Long Grove, Illinois   60049                 Washington, D.C. 20007


E.       Title of securities being registered:


         Units of Interests in the Separate Account under Flexible Premium Variable Life Insurance Policies.

F.       Approximate date of proposed public offering:

         As soon as practicable after the effective date of the Registration Statement.


================================================================================

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

================================================================================

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      RECONCILIATION AND TIE BETWEEN ITEMS
                        IN FORM N-8B-2 AND THE PROSPECTUS

     ITEM NO.
       OF
   FORM N-8B-2    CAPTION IN PROSPECTUS
   -----------    ---------------------

         1.       Cover Page
         2.       Cover Page
         3.       Not Applicable
         4.       Distribution of Policies
         5.       KILICO and the Separate Account; State Regulation of KILICO
         6.       KILICO and the Separate Account
         7.       Not Applicable
         8.       Experts
         9.       Legal Proceedings; Legal Matters
         10. KILICO and the Separate Account; The Funds; The Policy; Policy Benefits and Rights; General Provisions; Voting Interests; Dollar Cost Averaging; Systematic Withdrawal Plan; Federal Tax Matters
         11.      Cover Page; Summary; KILICO and the Separate Account; The
                  Funds
         12.      Not Applicable
         13.      Charges and Deductions
         14.      The Policy
         15.      The Policy; Policy Benefits and Rights
         16.      Summary; The Policy
         17.      The Policy; Policy Benefits and Rights
         18.      The Funds
         19.      General Provisions
         20.      The Funds; General Provisions
         21.      Policy Benefits and Rights
         22.      Not Applicable
         23.      Not Applicable
         24.      General Provisions
         25.      KILICO and the Separate Account
         26.      Not Applicable
         27.      KILICO and the Separate Account
         28.      Directors and Officers of KILICO
         29.      KILICO and the Separate Account
         30.      Not Applicable
         31.      Not Applicable
         32.      Not Applicable
         33.      Not Applicable
         34.      Not Applicable
         35.      KILICO and the Separate Account; Distribution of Policies
         36.      Not Applicable
         37.      Not Applicable

     ITEM NO.
       OF
   FORM N-8B-2    CAPTION IN PROSPECTUS
   -----------    ---------------------

         38.      Distribution of Policies
         39.      KILICO and the Separate Account; Distribution of Policies
         40.      Not Applicable
         41.      KILICO and the Separate Account; Distribution of Policies
         42.      Not Applicable
         43.      Not Applicable
         44.      KILICO and the Separate Account; Charges and Deductions
         45.      Not Applicable
         46.      The Policy; Policy Benefits and Rights; Charges and Deductions
         47.      Summary; KILICO and the Separate Account; The Policy
         48.      Not Applicable
         49.      Not Applicable
         50.      Not Applicable
         51. Cover Page; Summary; KILICO and the Separate Account; The Policy; Policy Benefits and Rights; Charges and Deductions; General Provisions; Distribution of Policies
         52. Summary; KILICO and the Separate Account; The Funds; General Provisions
         53.      Federal Tax Matters
         54.      Not Applicable
         55.      Not Applicable
         56.      Not Applicable
         57.      Not Applicable
         58.      Not Applicable
         59.      Financial Statements














103466.2

                       PROSPECTUS--_____________, 1997

                          FLEXIBLE PREMIUM VARIABLE
                            LIFE INSURANCE POLICY
                     (INDIVIDUAL LIFE AND SURVIVORSHIP)

                                  ISSUED BY

                   KEMPER INVESTORS LIFE INSURANCE COMPANY
               THROUGH ITS KILICO VARIABLE SEPARATE ACCOUNT-2

    HOME OFFICE: 1 KEMPER DRIVE, LONG GROVE, ILLINOIS 60049    (847) 550-5500

This Prospectus describes variable life insurance policies (the "Policy" or "Policies") offered by Kemper Investors Life Insurance Company ("KILICO") which provide insurance coverage on either the life of one Insured ("Individual Policy") or two Insureds ("Survivorship Policy"). The Survivorship Policy provides life insurance with the Death Benefit payable on the second death as long as the Policy is in force. Premiums under the Policy are flexible, subject to certain restrictions. The Death Benefit and Cash Value of the Policy may vary to reflect the investment experience of the KILICO Variable Separate Account-2 (the "Separate Account").

An Owner may allocate premiums under a Policy to one or more of the Subaccounts of the Separate Account and the Fixed Account. Each Subaccount invests in shares of one portfolio of an underlying mutual fund. The underlying mutual funds and the portfolios of the underlying mutual funds (the "Portfolios") currently available under the Policy are: (a) Investors Fund Series (portfolios--Money Market, Total Return, High Yield, Growth, Government Securities, International, Small Cap Growth, Investment Grade Bond, Value, Small Cap Value, Value+Growth, Horizon 20+, Horizon 10+, and Horizon 5 (each, a "Horizon Portfolio" and collectively, the "Horizon Portfolios"), Blue Chip, and Global Income); and (b) Evergreen Variable Trust (portfolios--Evergreen VA, Evergreen VA Growth and Income, Evergreen VA Foundation, Evergreen VA Global Leaders, Evergreen VA Strategic Income, and Evergreen VA Aggressive Growth). The accompanying prospectuses for the Funds describe the investment objectives and the attendant risks of the Portfolios. The Cash Value in the Fixed Account will accrue interest at a rate that is guaranteed by KILICO.

The Policy meets the definition of "life insurance" under Section 7702 of the Internal Revenue Code. The Policy may be issued as or become a modified
endowment contract under Section 7702A of the Internal Revenue Code.   For a
Policy treated as a modified endowment contract, certain distributions will be includable in gross income for Federal income tax purposes. See "Federal Tax Matters" for a discussion of laws that affect the tax treatment of the Policy.


The Owner will make two elections to determine the Death Benefit under the Policy. First, the Owner will choose one of two Death Benefit options offered under the Policy. In general, under Death Benefit Option A, the Death Benefit is the Specified Amount stated in the Policy Specifications. Under Option B, the Death Benefit is the Specified Amount stated in the Policy Specifications plus the Cash Value. Second, the Owner will choose the Death Benefit qualification test, which is the method of qualifying the Policy as a life insurance contract for purposes of Federal tax law. The Owner may not change the Death Benefit qualification test once selected, but may, subject to certain restrictions, change from one Death Benefit option to the other after the Policy has been issued. KILICO guarantees that the Death Benefit payable for a Policy will never be less than the Death Benefit stated in the Policy Specifications, less Debt, as long as the Policy is in force. KILICO reserves the right to limit the Death Benefit under certain circumstances. There is no guaranteed Cash Value. If the Surrender Value is insufficient to cover the charges under the Policy, the Policy will lapse.


The Owner may examine the Policy and return it to KILICO for a refund during the Free-Look Period.

It may not be advantageous to purchase a Policy as a replacement for another type of life insurance policy, or to obtain additional insurance protection if a flexible premium variable life insurance policy is already owned.

This Prospectus generally describes only that portion of the Policy allocated to the Separate Account. For a brief summary of the Fixed Account option see "The Fixed Account Option."

THIS PROSPECTUS IS VALID ONLY IF ACCOMPANIED OR PRECEDED BY A CURRENT PROSPECTUS FOR THE APPLICABLE UNDERLYING FUND. ALL PROSPECTUSES SHOULD BE READ
                       AND RETAINED FOR FUTURE REFERENCE.
                              ________________

THE POLICY IS NOT INSURED BY THE FDIC, IS NOT A DEPOSIT OR OTHER OBLIGATION OF, OR GUARANTEED BY, THE DEPOSITORY INSTITUTION; AND IS SUBJECT TO INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS


                                                                            Page

DEFINITIONS.....................................................................

SUMMARY.........................................................................

KILICO AND THE SEPARATE ACCOUNT.................................................

THE FUNDS.......................................................................

FIXED ACCOUNT OPTION............................................................

THE POLICY......................................................................

POLICY BENEFITS AND RIGHTS......................................................

CHARGES AND DEDUCTIONS..........................................................

GENERAL PROVISIONS..............................................................

DOLLAR COST AVERAGING...........................................................

SYSTEMATIC WITHDRAWAL PLAN......................................................

DISTRIBUTION OF POLICIES........................................................

FEDERAL TAX MATTERS.............................................................

LEGAL CONSIDERATIONS............................................................

SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS....................................

VOTING INTERESTS................................................................

STATE REGULATION OF KILICO......................................................

DIRECTORS AND OFFICERS OF KILICO................................................

LEGAL MATTERS...................................................................

LEGAL PROCEEDINGS...............................................................

EXPERTS.........................................................................

REGISTRATION STATEMENT..........................................................

FINANCIAL STATEMENTS............................................................

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS........................................

APPENDIX A......................................................................

APPENDIX B......................................................................

DEFINITIONS

ACCOUNT MAINTENANCE CHARGE-A charge deducted in the calculation of the Accumulation Unit Value for maintaining the Separate Account and Owner records.

ACCUMULATION UNIT--An accounting unit of measure used to calculate the value of each Subaccount.

AGE--An Insured's age on his or her nearest birthday.

BENEFICIARY--The person to whom the proceeds due on the Insured's (or last surviving Insured's) death are paid.

CASH VALUE--The sum of the value of Policy assets in the Separate Account, Fixed Account and Loan Account.

DATE OF RECEIPT--Date of receipt means the Valuation Date during which a request, form or payment is received at KILICO's Home Office. KILICO is deemed to have received any request, form or payment on the date it is actually received at the Home Office, provided that it is received before the close of the New York Stock Exchange (which is normally 3:00 p.m. Long Grove time) on any date when the New York Stock Exchange is open. Otherwise, it will be deemed to be received on the next such day.

DEBT--Debt means (1) the principal of any outstanding loan, plus (2) any loan interest due or accrued to KILICO.

FIXED ACCOUNT--The amount of assets held in the General Account attributable to the fixed portion of the Policy.

FIXED ACCOUNT VALUE-The portion of the Cash Value in the General Account, excluding the Loan Account.

FREE-LOOK PERIOD--The period of time in which an Owner may cancel the Policy and receive a refund. The applicable period of time will depend on the state in which the Policy is issued; however, it will be at least 10 days from the date the Policy is received by the Owner.

FUNDS--The underlying mutual funds in which the Subaccounts of the Separate Account invest.

GENERAL ACCOUNT--The assets of KILICO other than those allocated to the Separate Account or any other separate account.

INSURED(S)--The person(s) whose life is/are covered by the Policy and who is/are named in the Policy Specifications.

ISSUE DATE--The date shown in the Policy Specifications. Incontestability and suicide periods for the initial Specified Amount are measured from the Issue Date.

LOAN ACCOUNT--The amount of assets transferred from the Separate Account and the Fixed Account and held in the General Account as collateral for Policy Loans.

MATURITY DATE--The Policy Date anniversary nearest the Insured's (or last surviving Insured's) 100th birthday.

MONTHLY PROCESSING DATE--The same day in each month as the Policy Date.

MORTALITY AND EXPENSE RISK CHARGE--A charge deducted in the calculation of the Accumulation Unit Value for the assumption of mortality risks and expense guarantees.

OWNER--The person designated on the application who may exercise all rights and privileges under the Policy.

PLANNED PREMIUM--The scheduled premium specified by the Owner in the application.

POLICY DATE--The date shown in the Policy Specifications. The Policy Date is the date used to determine Policy Years and Monthly Processing Dates. The Policy Date is the date that insurance coverage takes effect subject to any principles of conditional receipt under applicable law.

POLICY YEAR--Each year commencing with the Policy Date and each Policy Date anniversary thereafter.

SEPARATE ACCOUNT VALUE--The portion of the Cash Value in the Subaccount(s).

SPECIFIED AMOUNT--The amount chosen by the Owner and used to calculate the Death Benefit. The Specified Amount is shown in the Policy Specifications.

SUBACCOUNT--A subdivision of the Separate Account.

SURRENDER VALUE--The surrender value of a Policy is (1) the Cash Value minus
(2) any Debt.

TRADE DATE--For Policies issued in those jurisdictions that require a return of the initial premium during the Free-Look Period, including Policies which replace an existing insurance policy issued in certain jurisdictions, the Valuation Date which is generally 30 days following the date all requirements for coverage have been completed by the Owner and coverage under the Policy is recorded by KILICO as in force.

VALUATION DATE--Each business day on which valuation of the assets of the Separate Account is required by applicable law, which currently is each day that the New York Stock Exchange is open for trading.

VALUATION PERIOD--The period that starts at the close of a Valuation Date and ends at the close of the next succeeding Valuation Date.

                                    SUMMARY

     THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH THE DETAILED INFORMATION IN THIS PROSPECTUS. YOU SHOULD REFER TO THE HEADING "DEFINITIONS" FOR THE MEANING OF CERTAIN TERMS. VARIATIONS FROM THE INFORMATION APPEARING IN THIS PROSPECTUS DUE TO INDIVIDUAL STATE REQUIREMENTS ARE DESCRIBED IN SUPPLEMENTS WHICH ARE ATTACHED TO THIS PROSPECTUS, OR IN ENDORSEMENTS TO THE POLICY, AS APPROPRIATE. UNLESS OTHERWISE INDICATED, THE DESCRIPTION OF THE POLICY CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE POLICY IS IN FORCE, THAT THERE IS NO INDEBTEDNESS, AND THAT CURRENT FEDERAL INCOME TAX LAWS APPLY.

     The Owner of a Policy pays a premium for life insurance coverage on the person or persons insured. The Policy is a flexible premium policy, so subject to certain limitations, an Owner may choose the amount and frequency of premium payments. The Policy provides for a Surrender Value which is payable if the Policy is terminated during an Insured's lifetime. The Death Benefit and Cash Value of the Policy may increase or decrease to reflect investment experience. There is no guaranteed Cash Value. If the Surrender Value is insufficient to pay charges under the Policy, the Policy will lapse unless an additional premium payment or loan repayment is made. (See "The Policy--Premiums and Allocation of Premiums and Separate Account Value," page ___; "Charges and Deductions," and "Policy Benefits and Rights," page ___.)

     Under certain circumstances, a Policy may be issued as or become a modified endowment contract as a result of a material change or reduction in benefits as defined by the Internal Revenue Code. Excess premiums paid may also cause the Policy to become a modified endowment contract. For a Policy treated as a modified endowment contract, certain distributions will be included in the Owner's gross income for purposes of Federal income tax (See "Federal Tax Matters," page ___.)

     The purpose of the Policy is to provide insurance protection for the named beneficiary. No claim is made that the Policy is in any way similar or comparable to a systematic investment plan of a mutual fund.

POLICY BENEFITS

     CASH VALUE. The Policy provides for a Cash Value. The Cash Value will reflect the amount and frequency of premium payments, the investment experience of the selected Subaccounts, any values in the Fixed Account and Loan Account, and charges imposed in connection with the Policy. The Owner bears the entire investment risk on that portion of the net premiums and Cash Value allocated to the Separate Account. KILICO does not guarantee a minimum Separate Account Value. (See "Policy Benefits and Rights--Cash Value," page ___.)

     An Owner may surrender a Policy at any time and receive the Surrender Value, which equals the Cash Value less any outstanding Debt. Partial withdrawals are also available subject to restrictions. (See "Policy Benefits and Rights--Surrender Privilege," page ___.)

     POLICY LOANS. An Owner may borrow up to 90% of the Policy's Cash Value, subject to the requirements of the Internal Revenue Code. (See "Federal Tax Matters," page ___.) The minimum amount of a loan is $500. Interest at a rate not to exceed the greater of the interest rate set forth in the Policy and a published monthly average, currently Moody's Corporate Bond Yield Average-Monthly Average Corporates ("Adjustable Loan Interest Rate") will be charged on outstanding loan amounts.

     When a loan is made, a portion of the Policy's Cash Value equal to the amount of the loan will be transferred from the Separate Account and the Fixed Account (proportionately, unless the Owner requests otherwise) to the Loan Account. Cash Values within the Loan Account will earn interest at a rate equal to Adjustable Loan Interest Rate reduced by not more than 1%. Such earnings will be allocated to the Loan Account. (See "Policy Benefits and Rights--Policy Loans," page ___.)

     If the Policy is treated as a modified endowment contract, a loan will be treated as a distribution for Federal income tax purposes and may be subject to tax, withholding and penalties. (See "Federal Tax Matters," page ___.)


     DEATH BENEFITS. As long as the Policy remains in force, the Policy provides a Death Benefit payment upon the death of the Insured (or upon the death of the last surviving Insured if the Policy is issued as a Survivorship Policy). The Owner will make two elections to determine the Death Benefit under the Policy. First, the Owner will choose one of two Death Benefit options. Under Option A, the Death Benefit is the Specified Amount stated in the Policy Specifications. Under Option B, the Death Benefit is the Specified Amount stated in the Policy Specifications plus the Cash Value. In either case, the Death Benefit will not be less than a specified multiple of the Cash Value. KILICO reserves the right to limit the Death Benefit under certain circumstances. Second, the Owner will choose the Death Benefit qualification test, which is the method for qualifying the Policy as a life insurance contract for purposes of Federal tax law. The Owner may not change the Death Benefit qualification test once selected, but may, subject to certain restrictions, change from Death Benefit Option A to Death Benefit Option B, and vice versa, after the Policy has been issued. The Death Benefit payable will be reduced by any Debt. (See "Policy Benefits and Rights--Death Benefits," page ___.)


PREMIUMS

     The Owner has flexibility concerning the amount and frequency of premium payments. At the time of application, the Owner will determine a Planned Premium. However, the Owner will not be required to adhere to the schedule and, subject to certain restrictions, may make premium payments in any amount and at any frequency. The amount, frequency, and period of time over which an Owner pays premiums may affect whether the Policy will be classified as a modified endowment contract. The minimum monthly premium payment is $50. Other minimums apply for other payment modes.

     Payment of the Planned Premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends on the Policy's Surrender Value. (See "The Policy--Premiums," page ___.)

THE SEPARATE ACCOUNT

     ALLOCATION OF PREMIUMS. The portion of the premium available for allocation equals the premium paid less applicable charges. An Owner indicates in the application for the Policy the percentages of premium to be allocated among the Subaccounts and the Fixed Account. The Separate Account currently consists of twenty-two Subaccounts, each of which invests in shares of a designated portfolio of the Investors Fund Series or Evergreen Variable Trust.

     For Policies issued in those jurisdictions that require a return of premium, including Policies which replace an existing insurance policy issued in certain jurisdictions, the initial premium less applicable charges will be allocated to the Money Market Subaccount. On the Trade Date, which is thirty days from the Issue Date, the Separate Account Value in the Money Market Subaccount will be allocated among the Subaccounts and the Fixed Account in accordance with the Owner's instructions in the application. For all other jurisdictions, on the Issue Date the initial premium less applicable charges will generally be allocated to the Subaccounts and the Fixed Account as elected by the Owner in the application for a Policy. (See "The Policy -- Policy Issue," page ___.)

     TRANSFERS. Separate Account Value may be transferred among the Subaccounts. One transfer of all or part of the Separate Account Value may be made within a fifteen (15) day period. Transfers are also permitted between the Fixed Account and the Subaccounts, subject to restrictions. (See "Allocation of Premiums and Separate Account Value," page ___.)

THE FUNDS

     The following portfolios of the Investors Fund Series are currently available for investment by the Separate Account:

     MONEY MARKET PORTFOLIO, TOTAL RETURN PORTFOLIO, HIGH YIELD PORTFOLIO, GROWTH PORTFOLIO, GOVERNMENT SECURITIES PORTFOLIO, INTERNATIONAL PORTFOLIO, SMALL CAP GROWTH PORTFOLIO, INVESTMENT GRADE BOND PORTFOLIO, VALUE PORTFOLIO, SMALL CAP VALUE PORTFOLIO, VALUE+GROWTH PORTFOLIO, HORIZON 20+ PORTFOLIO, HORIZON 10+ PORTFOLIO, HORIZON 5 PORTFOLIO, BLUE CHIP PORTFOLIO, AND GLOBAL INCOME PORTFOLIO.

     The following portfolios of Evergreen Variable Trust are currently available for investment by the Separate Account:

     EVERGREEN VA FUND, EVERGREEN VA GROWTH AND INCOME FUND, EVERGREEN VA FOUNDATION FUND, EVERGREEN VA GLOBAL LEADERS FUND, EVERGREEN VA STRATEGIC INCOME FUND, AND EVERGREEN VA AGGRESSIVE GROWTH FUND.

     For a more detailed description of the Funds, see "The Funds", the Funds' prospectuses, and statements of additional information available upon request.

CHARGES

     A state and local premium tax charge equal to the actual state tax rate may be deducted from each premium payment under the Policy prior to allocation of the net premium. State and local premium tax rates range from .75% to 5%. In addition, a charge of 1% of each premium payment will be deducted to compensate KILICO for higher corporate income tax liability resulting from changes in the tax law made by the Omnibus Budget Reconciliation Act of 1990. (See "Charges and Deductions--Deductions from Premiums," page ___.)

     No other charges are currently made from premium or the Separate Account for Federal, state or other taxes. Should KILICO determine that such taxes may be imposed, it may make deductions from the Separate Account to pay those taxes. (See "Federal Tax Matters," page ___.)

     Deductions will be made from the Policy's Cash Value in each Subaccount and the Fixed Account on the Policy Date and on each Monthly Processing Date for the cost of providing life insurance coverage for the Insured(s). In addition, KILICO deducts an asset charge from each Subaccount on a daily basis for the assumption by KILICO of certain mortality and expense risks incurred in connection with the Policy, at an effective annual rate guaranteed not to exceed 0.90%. (See "Charges and Deductions--Cost of Insurance Charge and Mortality and Expense Risk Charge.")

     KILICO also deducts a Monthly Administrative Charge and an Account Maintenance Fee to compensate it for expenses related to Policy administration and maintenance of the Separate Account. The Monthly Administrative Charge is deducted from the Policy's Cash Value on each Monthly Processing Date in the amount of $20 per month during the first Policy Year and the first 12 months following an increase in Specified Amount, and $5 per month at all other times. The Account Maintenance Fee is taken as a daily asset charge, at an effective annual rate of 0.45%, from each Subaccount. (See "Charges and Deductions--Policy and Separate Account Administration Charges," page ___.)


     The Subaccounts purchase shares of the Funds. Each Portfolio of the Funds incurs annual fund operating expenses which consist of management fees and other expenses. See "Charges and Deductions--Other Charges" in this Prospectus and the prospectuses for the Funds for the other expenses for each Portfolio and for additional information about the fees and expenses of the Funds.


     The Policy is available for distribution through entities or persons that provide separate trust or consultative services for which they charge a fee. The fees are not part of the Policy and KILICO is not responsible for the payment of the fees. Under special circumstances with KILICO's consent, the Policy may be distributed through entities or persons that do not provide such additional services. Although KILICO does not charge any explicit sales load, it will compensate broker-dealers for the sale of the Policies. Expenses incurred in the distribution of the

Policies, including commissions and marketing allowances, printing, and preparing sales literature may be covered from other sources, including profits from other charges, including the Mortality and Expense Risk Charge, administrative charges and cost of insurance charges.


TAX TREATMENT UNDER CURRENT FEDERAL TAX LAW

     The Cash Value, while it remains in the Policy, and the Death Benefit should be subject to the same Federal income tax treatment as the cash value under a conventional fixed benefit life insurance policy. Under existing tax law, if the Policy is not treated as a modified endowment contract, the Owner is generally not deemed to be in receipt of the Cash Value under a Policy until a distribution occurs through a withdrawal or surrender. If the Policy is treated as a modified endowment contract, a loan will also be treated as a distribution subject to immediate taxation. A change of Owners, an assignment, a loan or a surrender of the Policy may have tax consequences.

     Death Benefits payable under the Policy should be completely excludable from the gross income of the Beneficiary. As a result, the Beneficiary generally will not be subject to income tax on the Death Benefit. (See "Federal Tax Matters," page ___.)

FREE-LOOK PERIOD

     The Owner is granted a period of time to examine a Policy and return it for a refund. The applicable period of time will depend on the state in which the Policy is issued; however, it will be at least 10 days from the date the Policy is received by the Owner. (See "Policy Benefits and Rights--Free-Look Period and Exchange Rights," page ___.)

ILLUSTRATIONS OF CASH VALUES, SURRENDER VALUES, DEATH BENEFITS

     Tables in Appendix A illustrate the Cash Values, Surrender Values and Death Benefits based upon certain hypothetical assumed rates of return for the Separate Account and the charges deducted under the Policy.

                        KILICO AND THE SEPARATE ACCOUNT

KEMPER INVESTORS LIFE INSURANCE COMPANY

     Kemper Investors Life Insurance Company ("KILICO"), 1 Kemper Drive, Long Grove, Illinois 60049, was organized in 1947 and is a stock life insurance company organized under the laws of the State of Illinois. KILICO is a wholly-owned subsidiary of Kemper Corporation, a nonoperating holding company. Zurich Insurance Company ("Zurich"), and Insurance Partners L.P. and Insurance Partners Offshore (Bermuda), L.P. indirectly and directly own 84 percent and 16 percent, respectively, of Kemper Corporation. KILICO offers life insurance and annuity products and is admitted to do business in the District of Columbia and all states except New York.

SEPARATE ACCOUNT

     KILICO Variable Separate Account-2 (the "Separate Account") was established by KILICO as a separate investment account on June 17, 1997. The Separate Account will receive and invest net premiums under the Policy. In addition, the Separate Account may receive and invest net premiums for other variable life insurance policies offered by KILICO.

     The Separate Account is administered and accounted for as part of the general business of KILICO, but the income, capital gains or capital losses of the Separate Account are credited to or charged against the assets held in the Separate Account, without regard to any other income, capital gains or capital losses of any other separate account or arising out of any other business which KILICO may conduct. The benefits provided under the Policy are obligations of KILICO.

     The Separate Account has been registered with the Securities and Exchange Commission ("Commission") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Such registration does not involve supervision by the Commission of the management, investment practices or policies of the Separate Account or KILICO.

     The Separate Account is currently divided into twenty-two Subaccounts. Each Subaccount invests exclusively in shares of one of the corresponding portfolios of the Funds. Income and both realized and unrealized gains or losses from the assets of each Subaccount generally are credited to or charged against that Subaccount without regard to income, gains or losses from any other Subaccount or arising out of any business KILICO may conduct.

                                   THE FUNDS

     The Separate Account invests in shares of the Investors Fund Series and Evergreen Variable Trust, series type mutual funds registered with the Commission as open-end management investment companies. A series mutual fund has two or more separate series or portfolios with differing investment objectives. Registration of the Funds does not involve supervision of their management, investment practices or policies by the Commission. The Funds are designed to provide investment vehicles for variable life insurance and variable annuity contracts. Shares of the Funds currently are sold only to insurance company separate accounts and, with respect to Evergreen Variable Trust, certain qualified retirement plans. In addition to the Separate Account, shares of the Funds may be sold to variable life insurance and variable annuity separate accounts of insurance companies not affiliated with KILICO. It is conceivable that in the future it may be disadvantageous for variable life insurance separate accounts of companies unaffiliated with KILICO, or for variable life insurance separate accounts, variable annuity separate accounts and qualified retirement plans to invest simultaneously in the Funds. Currently neither KILICO nor the Funds foresees any such disadvantages to variable life insurance owners, variable annuity owners or qualified retirement plans. Management of the Funds has an obligation to monitor events to identify material conflicts between such owners and determine what action, if any, should be taken. In addition, if KILICO believes that a Fund's response to any of those events or conflicts insufficiently protects the Owners, it will take appropriate action on its own.

     The Separate Account invests in several series of the Funds ("Portfolios"). The assets of each Portfolio are held separate from the assets of the other Portfolios, and each Portfolio has its own distinct investment objective and policies. Each Portfolio operates as a separate investment fund, and the income, gains or losses of one Portfolio generally have no effect on the investment performance of any other Portfolio.

INVESTORS FUND SERIES

     The Portfolios of Investors Fund Series in which the Separate Account invests are summarized below:

     MONEY MARKET PORTFOLIO: Seeks maximum current income to the extent consistent with stability of principal from a portfolio of high quality money market instruments that mature in twelve months or less.

     TOTAL RETURN PORTFOLIO: Seeks a high total return, a combination of income and capital appreciation, by investing in a combination of debt securities and common stocks.

     HIGH YIELD PORTFOLIO: Seeks a high level of current income by investing in fixed-income securities.

     GROWTH PORTFOLIO: Seeks maximum appreciation of capital through diversification of investment securities having potential for capital appreciation.

     GOVERNMENT SECURITIES PORTFOLIO: Seeks high current return consistent with preservation of capital from a portfolio composed primarily of U.S. Government securities.

     INTERNATIONAL PORTFOLIO: Seeks total return, a combination of capital growth and income, principally through an internationally diversified portfolio of equity securities.

     SMALL CAP GROWTH PORTFOLIO: Seeks maximum appreciation of investors' capital from a portfolio primarily of growth stocks of smaller companies.

     INVESTMENT GRADE BOND PORTFOLIO: Seeks high current income by investing primarily in a diversified portfolio of investment grade debt securities.

     VALUE PORTFOLIO: Seeks to achieve a high rate of total return from a portfolio primarily of value stocks of larger companies.

     SMALL CAP VALUE PORTFOLIO: Seeks long-term capital appreciation from a portfolio primarily of value stocks of small companies.

     VALUE+GROWTH PORTFOLIO: Seeks growth of capital through professional management of a portfolio of growth and value stocks.

     HORIZON 20+ PORTFOLIO: Designed for investors with approximately a 20+ year investment horizon, seeks growth of capital, with income as a secondary objective.

     HORIZON 10+ PORTFOLIO: Designed for investors with approximately a 10+ year investment horizon, seeks a balance between growth of capital and income, consistent with moderate risk.

     HORIZON 5 PORTFOLIO: Designed for investors with approximately a 5 year investment horizon, seeks income consistent with preservation of capital, with growth of capital as a secondary objective.

     BLUE CHIP PORTFOLIO: Seeks growth of capital and of income.

     GLOBAL INCOME PORTFOLIO: Seeks to provide high current income consistent with prudent total return asset management.

     Zurich Kemper Investments, Inc. ("ZKI"), an affiliate of KILICO, is the investment adviser to each portfolio of the Investors Fund Series specified above, other than the Value and Small Cap Value Portfolios. Dreman Value Advisors, Inc. ("DVA"), a wholly owned subsidiary of ZKI, is the investment manager for the Value and Small Cap Value Portfolios.

     Zurich has entered into a definitive agreement with Scudder, Stevens & Clark, Inc. ("Scudder") pursuant to which Zurich will acquire approximately 70% of Scudder. Upon completion of the transaction, Scudder will change its name to Scudder Kemper Investments, Inc. ("SKI"), and ZKI will be operated either as a subsidiary of SKI or as part of SKI. Consummation of the transaction is subject to a number of contingencies. Because the transaction would, under the 1940 Act, constitute an assignment of the Fund's investment management agreements with ZKI and its affiliate, DVA, it is anticipated that ZKI would seek approval of new agreements by the Fund's board and shareholders. If the contingencies are timely met, the transaction is expected to close in the fourth quarter of 1997. Zurich will own 69.5% of SKI and senior employees of SKI will hold the remaining 30.5%. SKI will be headquartered in New York City, and the chief executive officer of SKI will be Edmond D. Villani, Scudder's president and chief executive officer. Mr. Villani will also join Zurich's Corporate Executive Board. A transition team comprised of representatives from ZKI, Zurich, and Scudder has been formed to make recommendations regarding combining the operations of Scudder and ZKI.

EVERGREEN VARIABLE TRUST

     The Portfolios of the Evergreen Variable Trust in which the Separate Account invests are summarized below:

     EVERGREEN VA FUND: Seeks to achieve capital appreciation by investing in the securities of little-known or relatively small companies, or companies undergoing changes which the Fund's investment adviser believes will have favorable consequences. Income will not be a factor in the selection of portfolio investments.

     EVERGREEN VA GROWTH AND INCOME FUND: Seeks to achieve a return composed of capital appreciation in the value of its shares and current income. The Fund will attempt to meet its objective by investing in the securities of companies which are undervalued in the marketplace relative to those companies' assets, breakup value, earnings, or potential earnings growth.

     EVERGREEN VA FOUNDATION FUND: Seeks, in order of priority, reasonable income, conservation of capital and capital appreciation. The Fund invests principally in income-producing common and preferred stocks, securities convertible into or exchangeable for common stocks and fixed income securities.

     EVERGREEN VA GLOBAL LEADERS FUND: Seeks to achieve capital appreciation by investing primarily in a diversified portfolio of U.S. and non-U.S. equity securities of companies located in the world's major industrialized countries. The Fund's investment adviser will attempt to screen the largest companies in the world's major industrialized countries and cause the Fund to invest, in the opinion of the Fund's investment adviser, in the 100 best based on certain qualitative and quantitative criteria.

     EVERGREEN VA STRATEGIC INCOME FUND: Seeks high current income from interest on debt securities and, secondarily, considers potential for growth of capital in selecting securities.

     EVERGREEN VA AGGRESSIVE GROWTH FUND: Seeks long-term capital appreciation by investing primarily in common stocks of emerging growth companies and in larger, more well established companies, all of which are viewed by the Fund's investment adviser as having above average appreciation potential.

     Evergreen Asset Management Corp. ("Evergreen Asset") is the investment adviser to Evergreen VA Fund, Evergreen VA Growth and Income Fund, Evergreen VA Foundation Fund, and Evergreen VA Global Leaders Fund. Keystone Investment Management Company is the investment adviser to Evergreen VA Strategic Income Fund. The Capital Management Group of First Union National Bank of North Carolina ("CMG") is the investment adviser to Evergreen VA Aggressive Growth Fund.

     There is no assurance that any of the Portfolios of the Investors Fund Series or the Evergreen Variable Trust will achieve its stated objective. More detailed information, including a description of risks involved in investing in each of the Portfolios may be found in the prospectus for each Fund and each Fund's statement of additional information. (Also see "Charges and Deductions --Other Charges").


CHANGE OF INVESTMENTS

     KILICO reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares held by the Separate Account or that the Separate Account may purchase. KILICO reserves the right to eliminate the shares of any of the Portfolios and to substitute shares of another series of the Funds or of another investment company, if the shares of a Portfolio are no longer available for investment, or if in its judgment further investment in any Portfolio becomes inappropriate in view of the purposes of the Policy or the Separate Account. KILICO may also eliminate or combine one or more subaccounts, transfer assets, or it may substitute one subaccount for another subaccount, if, in its sole discretion, marketing, tax or investment conditions warrant. KILICO will not substitute any shares attributable to an Owner's interest in a Subaccount without notice to the Owner and prior approval of the Commission, to the extent required by the 1940 Act or other applicable law. Nothing contained in this Prospectus shall prevent the Separate Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by Owners.

     KILICO also reserves the right to establish additional subaccounts of the Separate Account, each of which would invest in a new portfolio of the Funds, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of KILICO, marketing needs or investment conditions warrant, and any new subaccounts may be made available to existing Owners as determined by KILICO.

     If deemed by KILICO to be in the best interests of persons having interests under the Policy, the Separate Account may be: (a) operated as a management company under the 1940 Act; (b) deregistered under that Act in the event such registration is no longer required; or (c) combined with other KILICO separate accounts. To the extent permitted by law, KILICO may also transfer the assets of the Separate Account associated with the Policy to another separate account, or to the General Account.

                            FIXED ACCOUNT OPTION

     NET PREMIUMS ALLOCATED BY POLICY OWNERS TO THE FIXED ACCOUNT OF THE POLICY AND TRANSFERS TO THE FIXED ACCOUNT BECOME PART OF THE GENERAL ACCOUNT OF KILICO, WHICH SUPPORTS INSURANCE AND ANNUITY OBLIGATIONS. BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT") NOR IS THE FIXED ACCOUNT REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940 ("1940 ACT"). ACCORDINGLY, NEITHER THE FIXED ACCOUNT NOR ANY INTERESTS THEREIN GENERALLY ARE SUBJECT TO THE PROVISIONS OF THE 1933 OR 1940 ACTS AND KILICO HAS BEEN ADVISED THAT THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS WHICH RELATE TO THE FIXED PORTION. DISCLOSURES REGARDING THE FIXED ACCOUNT, HOWEVER, MAY BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

     Under the Fixed Account Option offered under the Policies, KILICO allocates payments to its General Account and pays a fixed interest rate for stated periods. This Prospectus describes only the element of the Policy pertaining to the Separate Account except where it makes specific reference to fixed accumulation and settlement elements.

     The Policies guarantee that payments allocated to the Fixed Account will earn a minimum fixed interest rate of 3%. KILICO, at its discretion, may credit interest in excess of 3%. KILICO reserves the right to change the rate of excess interest credited as provided under the terms of the Policy. KILICO also reserves the right to declare separate rates of excess interest for net premiums or amounts transferred at designated times, with the result that amounts at any given designated time may be credited with a higher or lower rate of excess interest than the rate or rates of excess interest previously credited to such amounts and net premiums or amounts transferred at any other designated time. Pursuant to state insurance law, KILICO may defer payment of any surrender proceeds, withdrawal amounts, or loan amounts from the Fixed Account for a period up to six (6) months.

                                   THE POLICY

POLICY ISSUE

     Before KILICO will issue a Policy, it must receive a completed application and a full initial premium at its Home Office. A Policy ordinarily will be issued only for Insureds Age up through 85 who supply satisfactory evidence of insurability to KILICO. Acceptance of an application is subject to underwriting by KILICO.

     After underwriting is complete and the Policy is delivered to the Owner, insurance coverage under the Policy will be deemed to have begun as of the Policy Date. (See "Premiums.") If the Policy is a Survivorship Policy, the Owner of the Policy will be the Insureds jointly or the surviving Owner, unless a different Owner is named in the application. If the Policy is jointly owned, rights under the Policy must be exercised by the Owners jointly.

PREMIUMS

     Premiums are to be paid to KILICO at its Home Office. (See "Distribution of Policies.") Checks ordinarily must be made payable to KILICO.

     PLANNED PREMIUMS. When applying for a Policy, an Owner will specify a Planned Premium payment that provides for the payment of level premiums over a specified period of time. However, the Policy Owner is not required to pay Planned Premiums.

     The minimum monthly premium that will be accepted by KILICO is $50. For modes other than monthly the minimums are: single premium $5,000; annual $600; semi-annual $300; quarterly $150; and unscheduled $150. The maximum amount of premium that may be paid at any time is that which is permitted under applicable tax law to qualify the Policy as a life insurance contract. The amount, frequency and period of time over which an Owner pays premiums may affect whether the Policy will be classified as a modified endowment contract, which is a type of life insurance contract subject to different tax treatment than conventional life insurance contracts for certain pre-death distributions. Accordingly, variations from the Planned Premiums on a Policy that is not otherwise a modified endowment contract may result in the Policy becoming a modified endowment contract for tax purposes.

     Payment of the Planned Premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's Surrender Value. Even if Planned Premiums are paid, the Policy will lapse any time Surrender Value is insufficient to pay the current monthly deductions and a Grace Period expires without sufficient payment. (See "Policy Lapse and Reinstatement.")

     KILICO may reject or limit any premium payment that is below the current minimum premium amount requirements, or that would increase the Death Benefit by more than the amount of the premium. All or a portion of a premium payment will be rejected and returned to the Owner if it would disqualify the Policy as life insurance under the Internal Revenue Code. In no event will KILICO reject a premium payment which is required to keep a Policy in force. (See "Policy Lapse and Reinstatement.")

     Certain charges will be deducted from each premium payment. (See "Charges and Deductions.") The remainder of the premium, known as the net premium, will be allocated as described below under "Allocation of Premiums and Separate Account Value."

     POLICY DATE. The Policy Date is the date used to determine Policy Years and Monthly Processing Dates. The Policy Date will be the date that coverage on the Insured(s) takes effect. If such date is the 29th, 30th, or 31st of a month, the Policy Date will be the first of the following month.

     In the event an application is declined by KILICO, the Cash Value in the Money Market Subaccount plus the total amount of monthly deductions and deductions against premiums will be refunded.

     The full initial premium is the only premium required to be paid under a Policy. However, additional premiums may be necessary to keep the Policy in force. (See "The Policy--Policy Lapse and Reinstatement.")

ALLOCATION OF PREMIUMS AND SEPARATE ACCOUNT VALUE

     ALLOCATION OF PREMIUMS.   For Policies issued in those jurisdictions that
require a return of premium, including Policies which replace an existing insurance policy issued in certain jurisdictions, the initial premium less applicable charges will be allocated to the Money Market Subaccount. The Separate Account Value will remain in the Money Market Subaccount until the Trade Date. On the Trade Date, the Separate Account Value in the Money Market Subaccount will be allocated among the Subaccounts and the Fixed Account as elected by the Owner in the application for the Policy. The initial premium less applicable charges in other jurisdictions will be allocated on the Issue Date to the Subaccounts and the Fixed Account as elected by the Owner in the application for a Policy. Additional premiums received will continue to be allocated in accordance with the Owner's instructions in the application unless contrary written instructions are received. Once a change in allocation is made, all future premiums will be allocated in accordance with the new allocation, unless contrary written instructions are received. The minimum amount of any premium that may be allocated to a Subaccount is $50. Cash Value may be allocated to a total of ten (10) accounts at any given time.

     The Separate Account Value will vary with the investment experience of the chosen Subaccounts. The Owner bears the entire investment risk.

     TRANSFERS. After the Trade Date if the initial premium is allocated to the Money Market Subaccount or the Issue Date if the initial net premium has been allocated to the Subaccounts, Separate Account Value may be transferred among the Subaccounts and into the Fixed Account. One transfer of all or a part of the Separate Account Value may be made within a fifteen (15) day
period.   All transfers made during a business day will be treated as one request.

     Fixed Account Value may be transferred to one or more Subaccounts. One transfer of up to 30% of the Fixed Account Value may be made once each Policy Year in the thirty day period following the end of a Policy Year.

     Transfer requests must be in writing in a form acceptable to KILICO, or by telephone authorization under forms authorized by KILICO. (See "General Provisions--Written Notices and Requests.") The minimum partial transfer amount is $500. No partial transfer may be made if the value of the Owner's remaining interest in a Subaccount or the Fixed Account, from which amounts are to be transferred, would be less than $500 after such transfer. These minimums may be waived for reallocations under established third party asset allocation programs. Transfers will be based on the Accumulation Unit values next determined following receipt of valid, complete transfer instructions by KILICO. The transfer provision may be suspended, modified or terminated at any time by KILICO. KILICO disclaims all liability for acting in good faith in following instructions which are given in accordance with procedures established by KILICO, including requests for personal identifying information, that are designed to limit unauthorized use of the privilege. Therefore, an Owner would bear this risk of loss in the event of a fraudulent telephone transfer.

     If an Owner authorizes a third party to transact transfers on the Policy Owner's behalf, KILICO will reallocate the Cash Value pursuant to the asset allocation program determined by such third party. However, KILICO does not offer or participate in any asset allocation program and takes no responsibility for any third party asset allocation program. KILICO may suspend or cancel acceptance of a third party's instructions at any time and may restrict the investment options that will be available for transfer under third party authorizations.

     AUTOMATIC ASSET REALLOCATION.   An Owner may elect to have transfers made
automatically among the Subaccounts of the Separate Account on an annual, semi-annual, quarterly, or monthly basis so that Cash Value is reallocated to match the percentage allocations in the Policy Owner's predefined premium allocation elections. Transfers under this program will not be subject to the $500 minimum transfer amounts. An election to participate in the automatic asset reallocation program must be in writing in the form prescribed by KILICO and returned to KILICO at its home office.

POLICY LAPSE AND REINSTATEMENT

     LAPSE. Lapse will occur when the Surrender Value of a Policy is insufficient to cover the monthly deductions, and a grace period expires without a sufficient payment being made. (See "Charges and Deductions.")

     A grace period of 61 days will be given to the Owner. It begins when notice is sent that the Surrender Value of the Policy is insufficient to cover the monthly deductions. Failure to make a premium payment or loan repayment during the grace period sufficient to keep the Policy in force for three months will cause the Policy to lapse and terminate without value.

     If payment is received within the grace period, the premium or loan repayment will be allocated to the Subaccounts and the Fixed Account in accordance with the most current allocation instructions, unless otherwise requested. Amounts over and above the amounts necessary to prevent lapse may be paid as additional premiums, however, to the extent otherwise permitted. (See "The Policy--Premiums.")

     KILICO will not accept any payment that would cause the total premium payment to exceed the maximum payment permitted by the Internal Revenue Code for life insurance. However, the Owner may voluntarily repay a portion of Debt to avoid lapse. (See "Federal Tax Matters.")

     If premium payments have not exceeded the maximum payment permitted by the Code, the Owner may choose to make a larger payment than the minimum required payment to avoid the recurrence of the potential lapse of coverage. The Owner may also combine premium payments with Debt repayments.

     The Death Benefit payable during the grace period will be the Death Benefit in effect immediately prior to the grace period, less any Debt and any unpaid monthly deductions.

     REINSTATEMENT. If a Policy lapses because of insufficient Surrender Value to cover the monthly deductions, and it has not been surrendered for its Surrender Value, it may be reinstated at any time within three years after the date of lapse. Tax consequences may affect the decision to reinstate. Reinstatement is subject to:

      (1)  receipt of evidence of insurability satisfactory to KILICO
           (if the Policy is a Survivorship Policy, KILICO must receive satisfactory evidence of insurability for both Insureds or evidence for the last surviving Insured and due proof of the first death prior to the date of lapse);

      (2) payment of a minimum premium sufficient to cover monthly deductions for the grace period and to keep the Policy in force three months; and

      (3) payment or reinstatement of any Debt against the Policy which existed at the date of termination of coverage.

     The effective date of reinstatement of a Policy will be the Monthly Processing Date that coincides with or next follows the date the application for reinstatement is approved by KILICO. Suicide and incontestability provisions will apply from the effective date of reinstatement.

                           POLICY BENEFITS AND RIGHTS

DEATH BENEFITS

     While the Policy is in force (see "Policy Lapse and Reinstatement--Lapse," above), the Death Benefit is based on the Death Benefit option, the Death Benefit qualification test, the Specified Amount and the table of Death Benefit percentages applicable at the time of death. The Death Benefit proceeds will be equal to the Death Benefit minus any Debt and minus any monthly deductions due during any grace period.

     An Owner will make in the application two elections to determine the Death Benefit under the Policy. First, the Owner will choose one of two Death Benefit options--Option A or Option B--offered under the Policy. Second, the Owner will choose the Death Benefit qualification test: the cash value accumulation test or guideline premium test. The Death Benefit qualification test is the method for qualifying the Policy as a life insurance contract for purposes of Federal tax law. If no Death Benefit option or qualification test is designated, KILICO will assume that Option A under the guideline premium test as described below, has been selected. Subject to certain restrictions, the Owner can change the Death Benefit option selected. So long as the Policy remains in force, the Death Benefit under either option will never be less than the Specified Amount.

     The Specified Amount is chosen by the Owner on the application and is stated in the Policy Specifications. The minimum Specified Amount permitted under an Individual Policy is $50,000 (or a lower amount which is based upon a single premium payment and which satisfies the requirements of applicable tax law to qualify the Policy as a life insurance contract), and the minimum Specified Amount permitted under a Survivorship Policy is $1,000,000.


     KILICO reserves the right in circumstances where it cannot obtain reinsurance coverage to reduce the death benefits arising from application of the required Death Benefit Factors. The reductions will be effected by requiring Partial Withdrawals of Cash Value. Such right will be exercised consistent with administrative procedures to insure that the right is exercised in a non-discriminatory manner. Such Partial Withdrawals may be taxable in whole or in part to the Owners. (See "Federal Tax Matters")



     OPTION A. Under Option A, for Policies issued pursuant to the cash value accumulation test, as described below, the Death Benefit will be equal to the Specified Amount or, if greater, the Cash Value (determined as of the end of the Valuation Period during which the Insured or last surviving Insured dies) multiplied by a Death Benefit percentage. For Policies issued pursuant to the guideline premium test, as described below, the Death Benefit will be equal to the Specified Amount or, if greater, the Cash Value (determined as of the end of the Valuation Period during which the Insured or last surviving Insured dies) multiplied by the appropriate Death Benefit Factor. The Death Benefit percentages vary according to the age(s) of the Insured(s) and will be at least equal to the cash value corridor in Section 7702 of the Internal Revenue Code. Death Benefit percentage is 250% for an Insured at Age 40 or under, and it declines for older Insureds. A table showing the Death Benefit percentages (Death Benefit Factors) is in Appendix B to this Prospectus and in the Policy.



     OPTION B. Under Option B, the Death Benefit will be equal to the Specified Amount plus the Cash Value (determined as of the end of the Valuation Period during which the Insured or last surviving Insured dies). For Policies issued pursuant to the cash value accumulation test, the Death Benefit will not be less that the Cash Value (determined as of the end of the Valuation Period during which the Insured or last surviving Insured dies) multiplied by the appropriate Death Benefit Factor. For Policies issued pursuant to the guideline premium test, the Death Benefit will not be less than the Cash Value multiplied by the appropriate Death Benefit Factor. The specified percentage is the same as that used in connection with Option A and as stated in Appendix
B. The Death Benefit under Option B will always vary as Cash Value varies.


     The Owner will also choose from two Death Benefit qualification tests available under the Policy. Once selected, the Death Benefit qualification test cannot be changed for the duration of the Policy.

     CASH VALUE ACCUMULATION TEST. Generally, the cash value accumulation test requires that under the terms of a Policy, the Death Benefit must be sufficient so that the cash surrender value, as defined in Section 7702 of the Internal Revenue Code, does not at any time exceed the net single premium required to fund the future benefits under the Policy. If the Cash Value under a Policy is at any time greater than the net single premium at the Insured's age and sex for the proposed Death Benefit, the Death Benefit will be increased automatically by multiplying the Cash Value by the corridor percentage computed in compliance with the Internal Revenue Code. The corridor percentages under the Policy vary according to the age, sex, and underwriting classification of the Insured(s), and the resulting Death Benefit determined by using the corridor percentage will be at least equal to the amount required for the Policy to be deemed life insurance under Section 7702 of the Internal Revenue Code. The corridor percentage is calculated using a four percent (4%) interest rate or, if greater, the contractually guaranteed interest rate and using mortality charges specified in the prevailing Commissioner's standard table as of the time the Policy is issued.

     GUIDELINE PREMIUM TEST. The guideline premium test limits the amount of premiums payable under a Policy to a certain amount for an Insured of a particular age and sex. The test also applies a prescribed corridor percentage to determine a minimum ratio of Death Benefit to Cash Value.

     There are two main differences between the guideline premium test and the cash value accumulation test. First, the guideline premium test limits the amount of premium that may be paid into a Policy. No such limits apply under the cash value accumulation test. (However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to KILICO.) Second, the factors that determine the minimum Death Benefit relative to the Policy's Cash Value are different. Required increases in the minimum Death Benefit due to growth in Cash Value will generally be greater under the cash value accumulation test than under the guideline premium test. Owners who desire to pay premiums in excess of the guideline premium test limitations should select the cash value accumulation test. Owners who do not desire to pay premiums in excess of the guideline premium test limitations should consider the guideline premium test. Applicants for a Policy should consult a qualified tax adviser in making their Death Benefit selections.

     EXAMPLES OF OPTIONS A AND B. The following examples demonstrate the determination of Death Benefits under Options A and B for the cash value accumulation test and the guideline premium test. The examples show an Individual Policy and a Survivorship Policy, with the same Specified Amounts and Cash Values. The Individual Policy example assumes a male, non-smoker Insured who is Age 50 and Age 70 at the time of death and that there is no outstanding Debt. The Survivorship Policy example assumes one male Age 55 and one female Insured Age 50, and one male Age 75 and one female Insured Age 70, both non-smokers. The Policy is in its tenth (10th) Policy Year with both Insureds having attained Age 55 at the time of death, and there is no outstanding Debt.


                          INDIVIDUAL POLICY - AGE 50

                                   Cash Value Accumulation        Guideline
                                           Test                  Premium Test
                                   ------------------------------------------
Specified Amount...................       $250,000                $250,000
Cash Value.........................       $150,000                $150,000
Death Benefit (corridor) percentage            262%                    185%
Death Benefit Option A.............       $393,000                $277,500
Death Benefit Option B.............       $400,000                $400,000


                      INDIVIDUAL POLICY - ATTAINED AGE 70

                                   Cash Value Accumulation        Guideline
                                           Test                  Premium Test
                                   ------------------------------------------
Specified Amount...................     $1,000,000              $1,000,000
Cash Value.........................     $  700,000              $  700,000
Death Benefit (corridor) percentage            152%                    115%


Death Benefit Option A.............     $1,064,000              $1,000,000
Death Benefit Option B.............     $1,700,000              $1,700,000


               SURVIVORSHIP POLICY - AGES MALE 55 AND FEMALE 50

                                   Cash Value Accumulation     Guideline
                                           Test               Premium Test
                                   ------------------------------------------
Specified Amount...................     $1,000,000              $1,000,000
Cash Value.........................     $  500,000              $  500,000
Death Benefit (corridor) percentage            337%                    185%
Death Benefit Option A.............     $1,685,000              $1,000,000
Death Benefit Option B.............     $1,685,000              $1,500,000



           SURVIVORSHIP POLICY - ATTAINED AGES MALE 75 AND FEMALE 70

                                   Cash Value Accumulation      Guideline
                                           Test                Premium Test
                                   ------------------------------------------
Specified Amount...................     $2,000,000              $2,000,000
Cash Value.........................     $1,500,000              $1,500,000
Death Benefit (corridor) percentage            170%                    115%
Death Benefit Option A.............     $2,550,000              $2,000,000
Death Benefit Option B.............     $3,500,000              $3,500,000


     The Cash Values shown in these examples are illustrative only and not based on any specific assumed investment return.

     All calculations of Death Benefit will be made as of the end of the Valuation Period during which the Insured or last surviving Insured dies. Death Benefit proceeds may be paid to a Beneficiary in a lump sum or under a payment plan offered under the Policy. The Policy should be consulted for details.

     Death Benefits under the Policy will ordinarily be paid within seven days after KILICO receives all documentation required for such a payment. If the Policy is a Survivorship Policy, documentation required for payment of the Death Benefit includes due proof of the first death. Payments may be postponed in certain circumstances. (See "General Provisions -- Postponement of Payments").

CHANGES IN DEATH BENEFIT OPTION

     After the first Policy Year, an Owner may request that the Death Benefit under the Policy be changed from Option A to Option B, or from Option B to Option A. Changes in the Death Benefit option may be made only once per Policy Year and should be made in writing to KILICO's Home Office. The effective date of any such change is the next Monthly Processing Date after the change is accepted.

     A change in the Death Benefit from Option A to Option B will result in a reduction in the Specified Amount of the Policy by the amount of the Policy's Cash Value, with the result that the Death Benefit payable under Option B at the time of the change will equal that which would have been payable under Option A immediately prior to the change. The change in option will affect the determination of the Death Benefit since Cash Value will then be added to the new Specified Amount, and the Death Benefit will then vary with Cash Value.

     A change in the Death Benefit from Option B to Option A will result in an increase in the Specified Amount of the Policy by the amount of the Policy's Cash Value, with the result that the Death Benefit payable under Option A at the time of the change will equal that which would have been payable under Option B immediately prior to the change. However, the change in option will affect the determination of the Death Benefit since the Cash Value will no longer be added to the Specified Amount in determining the Death Benefit. From that point on, the Death Benefit will equal the new Specified Amount (or, if higher, the Cash Value times the applicable specified percentage).

     A change in Death Benefit option may affect the future monthly cost of insurance charge since this charge varies with the net amount at risk, which generally is the amount by which the Death Benefit exceeds Cash Value. (See "Charges and Deductions--Cost of Insurance Charge.") Assuming that the Policy's Death Benefit would not be equal to Cash Value times a Death Benefit percentage under either Option A or B, changing from Option B to Option A will generally decrease the future net amount at risk, and therefore decrease the future cost of insurance charges. Changing from Option A to Option B will generally result in a net amount at risk that remains level. Such a change, however, will result in an increase in the cost of insurance charges over time, since the cost of insurance rates increase with an Insured's Age.

CHANGES IN SPECIFIED AMOUNT

     After the first Policy Year, an Owner may request an increase or decrease in the Specified Amount under a Policy subject to approval from KILICO. A change in Specified Amount may only be made once per Policy Year and must be in an amount at least equal to $25,000 for an Individual Policy and $100,000 for a Survivorship Policy. Increases are not allowed after an Insured attains age
85. Increasing the Specified Amount could increase the Death Benefit under a Policy, and decreasing the Specified Amount could decrease the Death Benefit. (See "Federal Tax Matters.") The amount of change in the Death Benefit will depend, among other things, upon the Death Benefit option chosen by the Owner and the degree to which the Death Benefit under a Policy exceeds the Specified Amount prior to the change. Changing the Specified Amount could affect the subsequent level of the Death Benefit while the Policy is in force and the subsequent level of Policy values. An increase in Specified Amount may increase the net amount at risk under a Policy, which will increase an Owner's cost of insurance charge. Separate cost of insurance rates apply to increases in Specified Amount. Conversely, a decrease in Specified Amount may decrease the net amount at risk, which will decrease an Owner's cost of insurance charge.

     INCREASES. Additional evidence of insurability satisfactory to KILICO will be required for an increase in Specified Amount. Suicide and incontestability provisions will apply from the effective date of any increase in Specified Amount.

     DECREASES. Any decrease in Specified Amount will first be applied to the most recent increases successively, then to the original Specified Amount. A decrease will not be permitted if the Specified Amount would fall below the lesser of the initial Specified Amount or $50,000 for an Individual Policy or $1,000,000 for a Survivorship Policy. If a decrease in the Specified Amount would result in total premiums paid exceeding the premium limitations prescribed under tax law to qualify the Policy as a life insurance contract, KILICO will refund the Policy Owner the amount of such excess above the premium limitations.

     KILICO reserves the right to disallow a requested decrease, and will not permit a requested decrease, among other reasons, (1) if compliance with the guideline premium limitations under tax law resulting from the requested decrease would result in immediate termination of the Policy, or (2) if, to effect the requested decrease, payments to the Owner would have to be made from Cash Value for compliance with the guideline premium limitations, and the amount of such payments would exceed the Surrender Value under the Policy.

     Any request for an increase or decrease in Specified Amount must be made by written application to KILICO's Home Office. It will become effective on the Monthly Processing Date on or next following KILICO's acceptance of the request. If the Owner is not the Insured, KILICO will also require the consent of the Insured(s) before accepting a request.

BENEFITS AT MATURITY

     If the Insured is living on the Policy Date anniversary nearest the Insured's 100th birthday (or, if the Policy is a Survivorship Policy, the last surviving Insured is living on the Policy Date anniversary nearest the last surviving Insured's 100th birthday), KILICO will pay the Owner the Surrender Value of the Policy. On the Maturity Date, the Policy will terminate and KILICO will have no further obligations under the Policy.

CASH VALUE

     The Policy's Cash Value will reflect the investment experience of the selected Subaccounts, the frequency and amount of premiums paid, transfers between Subaccounts, withdrawals, any Fixed Account or Loan Account values, and any charges assessed in connection with the Policy. An Owner may make partial withdrawals of Cash Value or surrender the Policy and receive the Policy's Surrender Value, which equals the Cash Value less Debt. (See "Surrender Privilege.") There is no minimum guaranteed Cash Value.

     CALCULATION OF CASH VALUE. The Cash Value of the Policy is the total of the Policy's Separate Account Value, Fixed Account Value and Loan Account value. The Cash Value is determined on each Valuation Date. It will first be calculated on the Policy Date. On that date, the Cash Value equals the initial premium, less the monthly deductions for the first Policy month. (See "Charges and Deductions.")

     On any Valuation Date during the Policy Year, the Policy's Separate Account Value in any Subaccount will equal:

      (1) The Policy's Separate Account Value in the Subaccount at the end of the preceding Valuation Period, multiplied by the Investment Experience Factor (defined below) for the current Valuation Period; plus

      (2) Any net premiums received during the current Valuation Period which are allocated to the Subaccount; plus

      (3) All amounts transferred to the Subaccount, either from another Subaccount or the Fixed Account or from the Loan Account in connection with the repayment of a Policy Loan (see "Policy Benefits and Rights--Policy Loans") during the current Valuation Period; minus

      (4) The pro rata portion of the monthly cost of insurance charge and any other charges assessed to the Subaccount (see "Charges and Deductions--Cost of Insurance Charge"); minus

      (5) All amounts transferred from the Subaccount during the current Valuation Period; minus

      (6) All amounts withdrawn from the Subaccount during the current Valuation Period; minus

      (7) All amounts loaned from the Subaccount during the current Valuation Period.

     There will also be Cash Value in the Loan Account if there is a Policy Loan outstanding. The Loan Account is credited with amounts transferred from Subaccounts in connection with Policy Loans. The Loan Account balance accrues daily interest at a rate equal to the Adjustable Loan Interest Rate reduced by not more than 1%. (See "Policy Benefits and Rights--Policy Loans.")

     The Cash Value in the Fixed Account is credited with interest at the annual rate declared by KILICO. The annual rate will never be less than 3%.

     ACCUMULATION UNIT VALUE. Each Subaccount has a distinct Accumulation Unit Value. When net premiums or other amounts are allocated to a Subaccount, a number of units are purchased based on the Accumulation Unit Value of the Subaccount at the end of the Valuation Period during which the allocation is made. When amounts are transferred out of, or deducted from, a Subaccount, units are redeemed in a similar manner.

     For each Subaccount, the Accumulation Unit Value was initially set at the same unit value as the net asset value of a share of the underlying Fund. The Accumulation Unit Value for each subsequent Valuation Period is the Investment Experience Factor for that Valuation Period multiplied by the Accumulation Unit Value for the immediately preceding period. Each Valuation Period has a single Accumulation Unit Value which applies for each day in the period. The number of Accumulation Units will not change as a result of investment experience.
The Investment Experience Factor may be greater or less than one; therefore, the Accumulation Unit Value may increase or decrease.

     INVESTMENT EXPERIENCE FACTOR. The investment experience of the Separate Account is calculated by applying the Investment Experience Factor to the Separate Account Value in each Subaccount during a Valuation Period. Each Subaccount has its own distinct Investment Experience Factor. The Investment Experience Factor of a Subaccount for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) and (4) from the result, where:

      (1)  is the net result of:

            a. The net asset value per share of the investment held in the Subaccount determined at the end of the current Valuation Period; plus

            b. the per share amount of any dividend or capital gain distributions made by the investment held in the Subaccount division, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

            c. a credit or charge for any taxes reserved for the current Valuation Period which KILICO determines to have resulted from the investment operations of the Subaccount;

      (2) is the net asset value per share of the investment held in the Subaccount, determined at the end of the last prior Valuation Period;

      (3) is the factor representing the Mortality and Expense Risk Charge. (See "Charges and Deductions--Mortality and Expense Risk Charge.")

      (4) is the factor representing the Account Maintenance Fee (See "Charges and Deductions--Policy and Separate Account Administration Charges.")

POLICY LOANS

     After the first Policy Year, an Owner may by written request to KILICO borrow all or part of the maximum loan amount of the Policy. The maximum loan amount is 90% of the Policy's Cash Value, subject to the requirements of the Internal Revenue Code. The amount of any new loan may not exceed the maximum loan amount less Debt on the date a loan is granted.
The minimum amount of a loan is $500. Any amount due an Owner under a Policy Loan ordinarily will be paid within 7 days after KILICO receives a loan request at its Home Office, although payments may be postponed under certain circumstances. (See "Postponement of Payments," and "Federal Tax Matters.")

     On the date a Policy Loan is made, an amount equal to the loan amount will be transferred from the Separate Account and Fixed Account to the Loan Account. Unless the Owner directs otherwise, the loaned amount will be deducted from the Subaccounts and the Fixed Account in proportion to the values that each bears to the Separate Account Value of the Policy in all of the Subaccounts plus the Fixed Account Value at the end of the Valuation Period during which the request is received.

     The loan interest will be assessed at an adjustable rate determined by KILICO at the beginning of each Policy Year. The Policy guarantees that the loan interest rate will not exceed the greater of the interest rate set forth in the Policy and a published monthly average, currently Moody's Corporate Bond Yield Average-Monthly Average Corporates, as published by Moody's Investors Service, Inc., or any successor to that service, for the calendar month that ends two months before the loan interest rate is determined by KILICO (the "Adjustable Loan Interest Rate"). Interest not paid when due will be added to the loan amount due upon the earlier of the next Policy Date anniversary or when coverage ceases upon lapse, surrender, death or maturity and bear interest at the same rate. When interest is added to the loan amount, a transfer in this amount will be made from the Separate Account and the Fixed Account to the Loan Account.

     Cash Value in the Loan Account will earn interest at a declared rate equal to the Adjustable Loan Interest Rate reduced by not more than 1%. Such earnings will be allocated to the Loan Account.

     LOAN REPAYMENT. While the Policy is in force, Policy Loans may be repaid at any time, in whole or in part. At the time of repayment, Cash Value in the Loan Account equal to the amount of the repayment which exceeds the difference between interest due and interest earned will be allocated to the Subaccounts and the Fixed Account according to the Owner's current allocation instructions, unless otherwise requested by the Owner. Transfers from the Loan Account to the Separate Account or the Fixed Account as a result of the repayment of Debt will be allocated at the end of the Valuation Period during which the repayment is received. Such transfers will not be counted in determining the transfers made within a 15 day period.

     EFFECTS OF POLICY LOAN. Policy Loans decrease Surrender Value and, therefore, the amount available to pay the charges necessary to keep the Policy in force. If Surrender Value on the day immediately preceding a Monthly Processing Date is less than the monthly deductions for the next month, KILICO will notify the Owner. (See "General Provisions--Written Notices and Requests.") The Policy will lapse and terminate without value, unless a sufficient payment is made to KILICO within 61 days of the date such notice is sent to the Owner. (See "The Policy--Policy Lapse and Reinstatement.")

     EFFECT ON INVESTMENT EXPERIENCE. A Policy Loan will have an effect on the Cash Value of a Policy. The collateral for the loan (the amount held in the Loan Account) does not participate in the experience of the Subaccounts or the current interest rate of the Fixed Accounts while the loan is outstanding. If the interest credited to the Loan Account is more than the amount that would have been earned in the Subaccounts or the Fixed Account, the Cash Value will, and the Death Benefit may, be higher as a result of the loan. Conversely, if the amount credited to the Loan Account is less than would have been earned in the Subaccounts or the Fixed Account, the Cash Value, as well as the Death Benefit, may be less.

     TAX TREATMENT. If the Policy is treated as a modified endowment contract, a loan will be taxed in the same way as a loan from an annuity. Therefore, a loan may be subject to Federal income tax and a 10% tax penalty may apply.
(See "Federal Tax Matters.")

SURRENDER PRIVILEGE

     While the Insured is living (or, if the Policy is a Survivorship Policy, at any time prior to the earlier of the death of the last surviving Insured and the Maturity Date) and provided the Policy is in force, the Owner may surrender the Policy for its Surrender Value. To surrender the Policy, the Owner must make written request to KILICO at its Home Office and return the Policy to KILICO. The Surrender Value is equal to the Cash Value less any Debt.

     PARTIAL WITHDRAWALS. After the first Policy Year, an Owner may make withdrawals of amounts less than the Surrender Value. The minimum amount of each withdrawal is $500. A withdrawal will decrease the Cash Value by the amount of the withdrawal and, if Death Benefit Option A is in effect, will reduce the Specified Amount by the amount of the withdrawal.

FREE-LOOK PERIOD AND EXCHANGE RIGHTS

     The Owner may, until the end of the period of time specified in the Policy, examine the Policy and return it for a refund. The applicable period of time will depend on the state in which the Policy is issued; however, it will be at least 10 days from the date the Policy is received by the Owner, or, 45 days after the Owner completes the application for insurance, whichever is later. The amount of the refund will depend on the state in which the Policy is issued, but will generally be the sum of the Cash Value in the Subaccounts and the Fixed Account. An Owner seeking a refund should return the Policy to KILICO at its Home Office or to the agent who sold the Policy.

     In certain states, at any time during the first two years after the Issue Date, the Owner may exchange the Policy for a non-variable permanent fixed benefit life insurance policy then currently being offered by KILICO or an affiliate on the life of the Insured(s). No evidence of insurability will be required. The amount of the new policy may be, at the election of the Owner, either the initial Death Benefit or the same net amount at risk as the Policy on the exchange date. All Debt under the Policy must be repaid and the surrender of the Policy is required before the exchange is made. The Policy Date and issue age will be the same as existed under the Policy.

                             CHARGES AND DEDUCTIONS

DEDUCTIONS FROM PREMIUMS

     A state and local premium tax charge equal to the actual state tax rate may be deducted from each premium payment under the Policy prior to allocation of the net premium. This charge is to reimburse KILICO for the payment of state premium taxes. State and local premium tax rates range from .75% to 5%. KILICO expects to pay an average state premium tax rate of approximately 2.5%, but the actual premium tax attributable to a Policy may be more or less. This charge may be increased or decreased to reflect any changes in state and local premium tax rates. In addition, a charge for federal taxes equal to 1% of each premium payment will be deducted to compensate KILICO for a higher corporate income tax liability resulting from changes made to the Internal Revenue Code by the Omnibus Budget Reconciliation Act of 1990.

COST OF INSURANCE CHARGE

     A monthly deduction is made from the Subaccounts and the Fixed Account for the cost of insurance to cover KILICO's anticipated mortality costs. The cost of insurance charge is deducted monthly in advance and, unless otherwise requested, is allocated among the Subaccounts and the Fixed Account in proportion each bears to the Cash Value of the Policy less Debt.

     The cost of insurance will be deducted on the Policy Date and on each Monthly Processing Date thereafter by the cancellation of units. If the Monthly Processing Date falls on a day other than a Valuation Date, the charge will be determined on the next Valuation Date. The cost of insurance charge is determined by multiplying the applicable cost of insurance rate (see below) by the "net amount at risk" for each Policy month. The net amount at risk is equal to the Death Benefit divided by 1.0024663 minus the Cash Value on the Monthly Processing Date.

     COST OF INSURANCE RATE. The monthly cost of insurance rates are based on the issue age (or attained age in the case of increases in Specified Amount), sex, rate class of the Insured(s) and Policy Year. The monthly cost of insurance rates will be determined by KILICO based on its expectations as to future mortality experience. Any change in the schedule of rates will apply to all individuals of the same class as the Insured(s). The cost of insurance rate may never exceed those shown in the table of guaranteed maximum cost of insurance rates in the Policy. The guaranteed maximum cost of insurance rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Non-Smoker Mortality Tables, Age Nearest Birthday, published by the National Association of Insurance Commissioners. Separate costs of insurance rates apply to any increases in Specified Amount.

     RATE CLASS. The rate class of an Insured will affect the cost of insurance rate. KILICO currently places Insureds in premier and preferred rate classes and rate classes involving a higher mortality risk. The cost of insurance rates for rate classes involving a higher mortality risk are multiples of the premier and preferred rates. (See "Charges and Deductions--Cost of Insurance Rate," above.)

MORTALITY AND EXPENSE RISK CHARGE

     A daily charge is deducted from the Subaccounts of the Separate Account for mortality and expense risks assumed by KILICO. The mortality and expense risk assumed is that KILICO's estimates of longevity and of the expenses incurred over the lengthy period the Policy may be in effect--which estimates are the basis for the level of other charges KILICO makes under the Policy--will not be correct.

     The amount of the mortality and expense risk charge will be determined based upon the cumulative amount of premiums paid with respect to a Policy, prior to any deduction for state and local premium tax and federal taxes, and net of any partial withdrawals or Policy Loans. The following table reflects the effective annual rates at which the mortality and expense risk charge is currently deducted. These current rates are subject to change, but the mortality and expense risk charge is guaranteed never to exceed an effective annual rate of 0.90% of the average net assets of the Subaccounts of the Separate Account. The mortality and expense risk charge will be assessed daily against the average net assets of the Subaccounts of the Separate Account at a daily rate of the effective annual rate divided by 365. The effects of simple compounding may result in charges slightly in excess of the effective annual rate.


     CUMULATIVE         MORTALITY AND EXPENSE
     PREMIUMS PAID          RISK CHARGE
     -------------          -----------
     Up to $100,000           0.65%
     $100,001 - $250,000      0.50%
     $250,001 - $500,000      0.40%
     $500,001 and higher      0.30%


     For the purpose of determining the amount of cumulative premiums paid in connection with any Policy, KILICO reserves the right to aggregate cumulative premiums paid in connection with one or more Policies which have a common grantor, Owner, sponsor (such as in split dollar arrangements), or which involve some other group arrangement.

POLICY AND SEPARATE ACCOUNT ADMINISTRATION CHARGES

     KILICO performs or delegates all administrative functions relative to the Policies and the Separate Account. Expenses of Policy administration include those associated with preparing the Policies and confirmations, maintenance of Owner records, and the cost of other services necessary for Owner servicing. Separate Account administration expenses include those related to preparation of annual reports and statements, maintenance of Subaccount records, and filing fees. In addition, certain expenses, such as administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, and costs associated with accounting, valuation, regulatory and reporting requirements, are attributable to both the Policies and maintenance of the Separate Account.

     MONTHLY ADMINISTRATIVE CHARGE. The Monthly Administrative Charge is deducted from the Policy's Cash Value on each Monthly Processing Date in the amount of $20 per month during the first Policy Year and the first 12 months following an increase in Specified Amount, and $5 per month at all other times.

     ACCOUNT MAINTENANCE FEE. To further defray the costs of the administrative functions described above, KILICO deducts a daily charge from the Subaccount of the Separate Account. This charge will be at an effective annual rate of 0.45% of the average net assets of the Subaccount of the Separate Account. The Account Maintenance Fee will be assessed daily against the average net assets of the Subaccount of the Separate Account at a daily rate of the effective annual rate divided by 365. The effects of simple compounding may result in fees slightly in excess of the effective annual rate.

     Pursuant to its administrative services agreement with KILICO, Bancorp Services L.L.C. ("BSC") provides certain services to KILICO in connection with the Policy and management of the Separate Account. BSC receives a fee from KILICO based on the services it renders. KILICO is solely responsible for payment of the fee.

     In addition, KILICO and its affiliates have other business relationships with unaffiliated service providers who may have business relationships with prospective purchasers of the Policy. Thus, for example, KILICO and its affiliates have certain significant financial arrangements with BSC relating to the development and implementation of administrative and informational systems, product design, and the development of marketing materials for the Policy and other insurance and investment products. BSC may be called upon to perform other services for KILICO and its affiliates in connection with the sale of the Policy. KILICO and its affiliates also may enter into other business and investment arrangements with BSC.

OTHER CHARGES

     TAXES. Currently, no charges are made against the Separate Account for Federal, state or other taxes that may be attributable to the Separate Account. KILICO may, however, in the future impose charges for Federal income taxes attributable to the Separate Account. Charges for other taxes, if any, attributable to the Policy may also be made. (See "Federal Tax Matters.")

     CHARGES AGAINST THE FUND. Under the investment advisory agreements between each Fund, on behalf of the Portfolios, and the investment manager and/or adviser, such entities provide investment advisory and/or management services for the Portfolios. The Funds are responsible for the advisory fees and various other expenses. The investment advisory fees differ with respect to each of the Portfolios. (See "The Funds.")


     Zurich Kemper Investments, Inc. manages the daily investments and business affairs of each portfolio of the Investors Fund Series specified above, other than the Value and Small Cap Value Portfolios, subject to the policies established by the trustees of the Investors Fund Series. For its advisory services to the Portfolios, ZKI receives compensation monthly at annual rates equal to .50 of 1%, .55 of 1%, .60 of 1%, .60 of 1%, .55 of 1%, .75 of 1%, .65
of 1%, .60 of 1%, .75 of 1%, .60 of 1%, .60 of 1%, .60 of 1%, .65 of 1%, and
 .75% of 1% of the average daily net asset values of the Money Market Portfolio, the Total Return Portfolio, the High Yield Portfolio, the Growth Portfolio, the Government Securities Portfolio, the International Portfolio, the Small Cap Growth Portfolio, the Investment Grade Bond Portfolio, the Value+Growth Portfolio, the Horizon 20+ Portfolio, the Horizon 10+ Portfolio, the Horizon 5 Portfolio, the Blue Chip Portfolio, and the Global Income Portfolio, respectively. Dreman Value Advisors, Inc. is the investment manager for the Value and Small Cap Value Portfolios, for which it is paid a management fee at an annual rate of .75 of 1% of the average daily net assets value of these Portfolios. DVA also serves as sub-adviser for the Value+Growth Portfolio and the Horizon Portfolios. ZKI pays DVA for its services as sub-adviser for the Value+Growth Portfolio and the Horizon Portfolios a sub-advisory fee, payable monthly, at an annual rate of .25 of 1% of the average daily net assets of the Value+Growth Portfolio and at an annual rate of .25 of 1% of the portion of the average daily net assets of each Horizon Portfolio allocated by ZKI to DVA for management. ZKI uses the services of Zurich Investment Management Limited ("ZIML"), an affiliate of ZKI, as a sub-adviser for the Total Return, High Yield, Growth, International, Small Cap Growth, Investment Grade Bond, Value+Growth, Horizon, Blue Chip, and Global Income Portfolios. ZKI pays ZIML for its services a sub-advisory fee, payable monthly at the following annual rates applied to the portion of the average daily net assets of the applicable Portfolio allocated by ZKI to ZIML for management: .35 of 1% for the Total Return, Growth, International, Small Cap Growth, Value+Growth, Horizon and Blue Chip Portfolios and .30 of 1% for the High Yield, Investment Grade Bond and Global Income Portfolios.

     Evergreen Asset Management Corp. has entered into a sub-advisory agreement with Lieber & Company for the Evergreen VA Fund, Evergreen VA Growth and Income Fund, Evergreen VA Foundation Fund, and Evergreen VA Global Leaders Fund Portfolios of the Evergreen Variable Trust, as described in the prospectus for the Evergreen Variable Trust. Evergreen Asset is solely responsible for compensating Lieber & Company. For its services as investment adviser, Evergreen Asset receives an annual fee equal to the following percentages of average daily net asset values: Evergreen VA Fund 0.95 of 1%; Evergreen VA Growth and Income Fund 0.95 of 1%; Evergreen VA Foundation Fund
0.825 of 1%; and Evergreen VA Global Leaders Fund 0.95 of 1%. For its services as investment adviser to Evergreen VA Strategic Income Fund, Keystone Investment Management Company receives a fee consisting of 2% of gross dividend and interest income earned by the Portfolio during each fiscal period, plus a maximum percentage of 0.45 of 1% of average daily net assets. The Capital Management Group of First Union National Bank of North Carolina receives an annual fee equal to 0.60 of 1% of average daily net assets of the Evergreen VA Aggressive Growth Fund Portfolio for its services as investment adviser.

        Other Expenses range between .04 of 1% and .30 of 1% of average daily net asset values for the Money Market Portfolio, Total Return Portfolio, High Yield Portfolio, Growth Portfolio, Government Securities Portfolio, International Portfolio, Small Cap Growth Portfolio, and Global Income
Portfolio of the Investors Fund Series. Other Expenses are estimated to range between .20 of 1% and .30 of 1% of average daily net asset values for the Investment Grade Bond Portfolio, Value Portfolio, Small Cap Value Portfolio, Value+Growth Portfolio, Horizon 20+ Portfolio, Horizon 10+ Portfolio, Horizon 5 Portfolio, and Blue Chip Portfolio of the Investors Fund Series. Other Expenses, after any expense waivers and reimbursements, range between .05 of 1% and .40 of 1% of average daily net asset values for the Evergreen Variable Trust.
Absent the expense waivers and reimbursements, Other Expenses would be 1.43%, 1.10%, and .77 of 1%, and Total Expenses would be 2.38%, 2.05%, and 1.72%, for the Evergreen VA Fund, Evergreen VA Growth and Income Fund, and Evergreen VA Foundation Fund, respectively. Aggregate Operating Expenses (including investment advisory fees, but excluding interest, brokerage commissions and extraordinary expenses) are voluntarily limited to 1.00% of average daily net assets for the Evergreen VA Global Leaders Fund, Evergreen VA Strategic Income Fund, and Evergreen VA Aggressive Growth Fund.

     KILICO may receive compensation from the investment advisers of the Funds for services related to the Funds. Such compensation will be consistent with the services rendered or the cost savings resulting from the arrangement and therefore may differ between Funds. For more information concerning the investment advisory fees and other charges against the Portfolios, see the prospectuses for the funds and the statements of additional information available upon request.


     REDUCTION OF CHARGES. KILICO may reduce certain charges and the minimum initial premium in special circumstances that result in lower maintenance or mortality expenses. For example, special circumstances may exist in connection with group or sponsored arrangements, sales to KILICO policy owners, or sales to employees or clients of members of the Kemper group of companies. The amounts of any reductions will reflect the reduced maintenance costs resulting from, or the different mortality experience expected as a result of, the special circumstances. Reductions will not be unfairly discriminatory against any person, including the affected Owners and owners of all other policies funded by the Separate Account.

                               GENERAL PROVISIONS

SETTLEMENT OPTIONS

     The Owner, or Beneficiary at the death of the Insured (or last surviving Insured) if no election by the Owner is in effect, may elect to have all of the Death Benefit or Surrender Value of this Policy paid in a lump sum or have the amount applied to one of the Settlement Options. Payments under these options will not be affected by the investment experience of the Separate Account after proceeds are applied under a Settlement Option. Payment will be made as elected by the payee on a monthly, quarterly, semi-annual or annual basis. The option selected must result in a payment that is at least equal to KILICO's required minimum, according to rules in effect at the time the option is chosen. If at any time the payments are less than the minimum payment, KILICO may increase the period between payments to quarterly, semi-annual or annual so that the payment is at least equal to KILICO's minimum payment or to make the payment in one lump sum.

     The Cash Value on the day immediately preceding the date on which the first benefit payment is due will first be reduced by any Debt. The Surrender Value will be used to determine the benefit payment. The payment will be based on the Settlement Option elected in accordance with the appropriate settlement option table.

     OPTION 1--INCOME FOR SPECIFIED PERIOD. KILICO will pay income for the period and payment mode elected, but not less than 5 years nor more than 30 years.

     OPTION 2--LIFE INCOME. KILICO will pay a monthly income to the payee during the payee's lifetime. If this Option is elected, annuity payments terminate automatically and immediately on the death of the payee without regard to the number or total amount of payments made. Thus, it is possible for an individual to receive only one payment if death occurred prior to the date the second payment was due.

     OPTION 3--LIFE INCOME WITH INSTALLMENTS GUARANTEED. KILICO will pay a monthly income for the guaranteed period elected and thereafter for the remaining lifetime of the payee. The period elected may only be 5, 10, 15 or 20 years.

     OPTION 4--JOINT AND SURVIVOR INCOME. KILICO will pay the full monthly income while both payees are living. Upon the death of either payee, the income will continue during the lifetime of the surviving payee. The surviving payee's income shall be the percentage of such full amount chosen at the time of election of this option. The percentages available are 50%, 66 2/3%, 75% and 100%. Payments terminate automatically and immediately upon the death of the surviving payee without regard to the number or total amount of payments received.

     KILICO's consent is necessary for any other payment methods.

     The guaranteed monthly payments are based on an interest rate of 2.50% per year and, where mortality is involved, the "1983 Table a" individual mortality table developed by the Society of Actuaries, with a 5-year setback.

POSTPONEMENT OF PAYMENTS

     GENERAL. Payment of any amount due upon: (a) Policy termination at the Maturity Date, (b) surrender of the Policy, (c) payment of any Policy Loan, or
(d) death of the Insured (or last surviving Insured, may be postponed whenever:

      (1) The New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Commission;

      (2) The Commission by order permits postponement for the protection of Owners; or

      (3) An emergency exists, as determined by the Commission, as a result of which disposal of securities of the Funds is not reasonably practicable or it is not reasonably practicable to determine the value of the net assets of the Separate Account.

     Transfers may also be postponed under these circumstances.

     Death Benefit payments are generally not subject to deferral. However, KILICO may defer for up to six months payments of any surrender proceeds, withdrawal amounts, or loan amounts from the Fixed Account, unless otherwise required by law.

     PAYMENT NOT HONORED BY BANK. The portion of any payment due under the Policy which is derived from any amount paid to KILICO by check or draft may be postponed until such time as KILICO determines that such instrument has been honored by the bank upon which it was drawn.

THE CONTRACT

     The Policy, any endorsements, the application, and any supplemental application(s) constitute the entire contract between KILICO and the Owner.
All statements made by an Insured or contained in the application and any supplemental application(s) will, in the absence of fraud or misrepresentation, be deemed representations and not warranties.

     Only the President, the Secretary, or an Assistant Secretary of KILICO is authorized to change or waive the terms of a Policy. Any change or waiver must be in writing and signed by one of those persons.

MISSTATEMENT OF AGE OR SEX

     If the age or sex of an Insured is misstated, the Death Benefit will be changed to what the cost of insurance on the previous Monthly Processing Date would have purchased based on the correct sex and age.

INCONTESTABILITY

     KILICO may contest the validity of a Policy if any material misrepresentations are made in the application or any supplemental application(s). However, a Policy will be incontestable after it has been in force during the lifetime of the Insured (or, if the Policy is a Survivorship Policy, during the lifetimes of both Insureds) for two years from the Issue Date. A new two-year contestability period will apply to increases in Specified Amount and to reinstatements beginning with the effective date of the increase or reinstatement.

SUICIDE

     Suicide by an Insured, while sane or insane, within two years from the Issue Date of the Policy is a risk not assumed under the Policy. KILICO's liability for such suicide is limited to the premiums paid less any withdrawals and Debt. When the laws of the state in which a Policy is delivered require less than a two-year period, the period or amount paid will be as stated in such laws. If the Policy is a Survivorship Policy and there is a surviving Insured, KILICO will make a new policy available to the surviving Insured, without evidence of insurability. The new policy will have the same amount of insurance coverage, issue age, policy date, and rate class as the Policy when it was issued. A new two-year period will apply to increases in Specified Amount and to reinstatements beginning with the effective date of the increase or reinstatement.

ASSIGNMENT

     No assignment of a Policy is binding on KILICO until it is received and accepted by KILICO at its Home Office. KILICO assumes no responsibility for the validity of the assignment. Any claim under an assignment is subject to proof of the extent of the interest of the assignee. If a Policy is assigned, the rights of the Owner and Beneficiary are subject to the rights of the assignee of record.

NONPARTICIPATING

     The Policy will not pay dividends. It will not participate in any of KILICO's surplus or earnings.

OWNER AND BENEFICIARY

     The Owner may, at any time during the life of the Insured(s) and while the Policy is in force, designate a new Owner.

     Primary and secondary Beneficiaries may be designated by the Owner in the application. If changed, the primary or secondary Beneficiary is as shown in the latest change filed with KILICO. If no Beneficiary survives the Insured, the Insured's estate will be the Beneficiary. If the Policy is a Survivorship Policy and no Beneficiary is living upon the death of the last surviving Insured, the estate of the last surviving Insured will be the Beneficiary. The interest of any Beneficiary may be subject to that of an assignee.

     Any change of Owner or Beneficiary must be made in writing in a form acceptable to KILICO. The change will take effect as of the date the request is signed. KILICO will not be liable for any payment made or other action taken before the notice has been received at KILICO's Home Office.

RECORDS AND REPORTS

     KILICO or its designee will maintain all records relating to the Separate Account. KILICO will send Owners, at their last known address of record, an annual report stating the Death Benefit, the Accumulation Unit Value, the Cash Value and Surrender Value under the Policy, and indicating any additional premium payments, partial withdrawals, transfers, Policy Loans and repayments and charges made during the Policy Year. In addition, Owners will be sent confirmations and acknowledgments of various transactions. Owners will also be sent annual and semi-annual reports for the Fund to the extent required by the 1940 Act.

WRITTEN NOTICES AND REQUESTS

     Any written notice or request to be sent to KILICO should be sent to its Home Office, 1 Kemper Drive, Long Grove, Illinois 60049. The notice or request should include the Policy number and the full name of the Insured(s). Any notice sent by KILICO to an Owner will be sent to the address shown in the application unless an address change has been filed with KILICO.

OPTIONAL INSURANCE BENEFITS

     Subject to certain requirements, an Owner may elect to add one or both of the following optional insurance benefits to the Policy by a Rider at the time of application for a Policy. These optional benefits are: continuation of the Policy under an extended Maturity Date and acceleration of the payment of a portion of the Death Benefit when an Insured is terminally ill. The cost of any additional insurance benefits will be deducted as part of the monthly deductions. Certain restrictions may apply. Restrictions and provisions related to these benefits are more fully described in the applicable rider. Samples of the provisions are available from KILICO upon written request.

                             DOLLAR COST AVERAGING

     An Owner may predesignate a portion of the Cash Value under a Policy attributable to the Fixed Account, the Money Market Subaccount or the Government Securities Subaccount (the designated account is referred to as the "DCA Account") to be automatically transferred on a monthly basis to one or more of the other Subaccounts and the Fixed Account. An Owner may enroll in this program at the time the Policy is issued or anytime thereafter by properly completing the Dollar Cost Averaging enrollment form and returning it to KILICO at its Home Office at least five (5) business days prior to the 10th day of a month, which is the date that all Dollar Cost Averaging transfers will be made ("Transfer Date").

     Transfers will commence on the first Transfer Date following the Trade Date if the initial net premium has been allocated to the Money Market Subaccount. In all other cases transfers will commence on the first Transfer Date following the Issue, subject to the requirements stated above. Transfers will be made in the amounts designated by the Policy Owner and must be at least $500 per Subaccount or Fixed Account. The total Cash Value in the DCA Account at the time Dollar Cost Averaging is elected must be at least equal to the greater of $10,000 or the amount designated to be transferred on each Transfer Date multiplied by the duration selected. Dollar Cost Averaging will cease automatically if the Cash Value does not equal or exceed the amount designated to be transferred on each Transfer Date, and the remaining amount will be transferred.

     Dollar Cost Averaging will terminate when (i) the number of designated monthly transfers has been completed, (ii) the Cash Value attributable to the DCA Account is insufficient to complete the next transfer, (iii) the Policy Owner requests termination in writing and such writing is received by KILICO at its Home Office at least five (5) business days prior to the next Transfer Date in order to cancel the transfer scheduled to take effect on such date, or (iv) the Policy is surrendered. KILICO reserves the right to amend Dollar Cost Averaging on thirty (30) days notice or terminate it at any time.

     An Owner may initiate, reinstate or change Dollar Cost Averaging or change existing Dollar Cost Averaging terms by properly completing the new enrollment form and returning it to KILICO at its Home Office at least five (5) business days, (ten (10) business days for Fixed Account transfers), prior to the next Transfer Date such transfer is to be made.

     When utilizing Dollar Cost Averaging, an Owner must be invested in the DCA Account and may be invested in the Fixed Account and a maximum of eight (8) other Subaccounts at any given time.

                           SYSTEMATIC WITHDRAWAL PLAN

     KILICO administers a Systematic Withdrawal Plan ("SWP") which allows certain Policy Owners to preauthorize periodic withdrawals after the first Policy Year. Policy Owners entering into a SWP agreement instruct KILICO to withdraw selected amounts from the Fixed Account or from a maximum of two (2) Subaccounts on a monthly, quarterly, semi-annual or annual basis. Currently the SWP is available to Policy Owners who request a minimum $500 periodic payment. The amounts distributed under the SWP are partial withdrawals. (See "Policy Benefits and Rights--Surrender Privileges.") Withdrawals taken under the SWP may be subject to income taxes, withholding and tax penalties. (See "Federal Tax Matters," below.) Policy Owners interested in the SWP may obtain an application and full information concerning this program and its restrictions from their representative or KILICO's Home Office. The right is reserved to amend the SWP on thirty (30) days' notice. The SWP may be terminated at any time by the Policy Owner or KILICO.

                            DISTRIBUTION OF POLICIES

     The Policy is sold by licensed insurance representatives who represent KILICO and who are registered representatives of broker-dealers which are registered under the Securities Exchange Act of 1934 and are members of the National Association of Securities Dealers, Inc. The Policy is distributed through the principal underwriter, Investors Brokerage Services, Inc. ("IBS"), an affiliate of KILICO. IBS is engaged in the sale and distribution of other variable life policies and annuities. Pursuant to an Underwriting Agreement between KILICO and IBS, IBS is authorized to enter into Selling Group Agreements with broker-dealers that are registered under the 1934 Act and are members of the NASD. IBS is engaged in the sale and distribution of other variable life policies and annuities.

     The Policy is available for distribution through entities or persons that provide separate trust or consultative estate and business planning services for which they charge a fee. The fees are not a part of the Policy and KILICO is not responsible for the payment of the fees. Under special circumstances with KILICO's consent, the Policy may be distributed through entities or persons that do not provide such additional services.

        Notwithstanding that no explicit sales load is imposed under the Policies, KILICO, through IBS, pays compensation, not to exceed 4% of premiums paid, to selected broker-dealers. Part of the compensation will be used to cover the broker-dealer's costs including but not limited to those associated with the provision of sales, training and other marketing support, record keeping, compliance oversight, and general office related overhead. KILICO, through IBS and pursuant to a Product and Marketing Support Agreement, may pay compensation, including marketing allowances to licensed broker-dealers, both affiliated and unaffiliated, in recognition of the costs and expenses associated with any or all of the following: product design, distribution channel development, advanced underwriting, technology development, preparation of sales material and other collateral marketing support required for the sale and distribution of the Policies.

                             FEDERAL TAX MATTERS

     The ultimate effect of Federal income taxes on the Policy, on Settlement Options and on the economic benefit to the Owner, Beneficiary or payee depends on KILICO's tax status, and upon the tax status of the individual concerned.

KILICO'S TAX STATUS

     Under current interpretations of Federal income tax law, KILICO is taxed as a life insurance company and the operations of the Separate Account are treated as part of the total operations of KILICO. The operations of the Separate Account do not materially affect KILICO's Federal income tax liability because KILICO is allowed a deduction to the extent that net investment income of the Separate Account is applied to increase Owners' equity. KILICO may incur state and local taxes attributable to the Separate Account. At present, these taxes are not significant. Accordingly, KILICO does not charge or credit the Separate Account for Federal, state or local taxes. Thus, the Separate Account may realize net investment income, such as interest, dividends or capital gains, and reinvest such income all without tax consequences to the Separate Account.

     If there is a material change in applicable Federal, state or local law, however, charges or credits may be made to the Separate Account for Federal, state or local taxes, or reserves for such taxes, if any, attributable to the Separate Account. Such charges or credits will be determined independent of the taxes actually paid by KILICO.

TAX STATUS OF THE POLICY

     Section 7702 of the Internal Revenue Code ("Code") provides that if certain tests are met, a Policy will be treated as a life insurance policy for Federal tax purposes. KILICO will monitor compliance with these tests. The Policy should thus receive the same Federal income tax treatment as fixed benefit life insurance. As a result, the Death Benefit payable under a Policy is excludable from gross income of the Beneficiary under Section 101 of the Code.

     Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums. The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts in the same way annuities are taxed.
Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. In addition, a 10% tax penalty also applies to the taxable portion of such distributions unless the policy owner is over age 59 1/2 or disabled, or if other exceptions apply.

     Pre-death distributions from Policies that are not modified endowment contracts may also result in taxable income. Under Section 7702, if a Partial Withdrawal is related to a reduction in benefits, special rules apply for determining whether part or all of the Cash Value so distributed is paid out of income and taxable as such.


     It may not be advantageous to replace existing insurance with Policies described in this Prospectus. It may also be disadvantageous to purchase a Policy to obtain additional insurance protection if the purchaser already owns another variable life insurance policy.

     The Policies offered by this Prospectus may or may not be issued as modified endowment contracts. KILICO will monitor premiums paid and will notify the Policy Owner when the Policy's non-modified endowment status is in jeopardy. The Policy Owner may then request that KILICO take whatever steps are available to avoid treating the Policy as a modified endowment contract if such is desired. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the Policy. Under certain conditions, a Policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

     In addition to meeting the tests required under Section 7702 and Section 7702A, Section 817(h) of the Code requires that the investments of separate accounts such as the Separate Account be adequately diversified. Regulations issued by the Secretary of the Treasury set the standards for measuring the adequacy of this diversification. A variable life insurance policy that is not adequately diversified under these regulations would not be treated as life insurance under Section 7702 of the Code. To be adequately diversified, each Subaccount of the Separate Account must meet certain tests. KILICO believes that the investments of the Separate Account meet the applicable diversification standards.

     KILICO will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Subaccount investments to remain in compliance.

     Should the Secretary of the Treasury issue additional rules or regulations limiting the number of funds, transfers between funds, exchanges of funds, changes in investment objectives of funds or other aspects of the Policies such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, KILICO will take whatever steps are available to remain in compliance.

     The Secretary of the Treasury may issue a regulation or a ruling which will prescribe the circumstances in which a policyowner's control of the investments of separate accounts such as the Separate Account may cause the policyowner, rather than the insurance company, to be treated as the owner of the assets of the separate account. The regulation or ruling could impose requirements that are not reflected in the Policy, relating, for example, to such elements of policyowner control as premium allocation, investment selection, transfer privileges and investments in a subaccount focusing on a particular investment sector. It has also been suggested that, in certain circumstances, control over the investment adviser might constitute prohibited policyowner control. KILICO believes that policyowner control will not exist under the Policy. Because failure to comply with any such regulation or ruling presumably would cause earnings on an Owner's interest in the Separate Account to be includable in the Owner's gross income in the year earned, KILICO has reserved certain rights to alter the Policy and investment alternatives so as to comply with such regulation or ruling. KILICO believes that any such regulation or ruling would apply prospectively. Since the regulation or ruling has not been issued, there can be no assurance as to the content of such regulation or ruling or even whether application of the regulation or ruling will be prospective. For these reasons, Owners are urged to consult with their own tax advisers.

     A total surrender or cancellation of the Policy by lapse may have adverse tax consequences depending on the circumstances.

     Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

OTHER CONSIDERATIONS

     Because of the complexity of the law in its application to a specific individual, tax advice may be needed by a person contemplating purchase of a Policy or the exercise of elections under a Policy. The above comments concerning the Federal income tax consequences are not exhaustive and are not intended as tax advice. Counsel and other competent advisers should be consulted for more complete information. This discussion is based on KILICO's understanding of Federal income tax laws as they are currently interpreted by the Internal Revenue Service. No representation is made as to the likelihood of continuation of these current laws and interpretations. KILICO also believes the Policy meets other requirements concerning Owner control over investments. However, the Secretary of the Treasury has not issued regulations on this subject. Such regulations, if adopted, could include requirements not included in the Policy. Because the guidance has not been published, there can be no assurance as to content or even whether application will be prospective only. KILICO will make modifications to the Policy to comply with such regulations.

                              LEGAL CONSIDERATIONS

     On July 6, 1983, the Supreme Court held in ARIZONA GOVERNING COMMITTEE V. NORRIS that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. The Policy described in this Prospectus contains cost of insurance rates that distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Federal, state and local laws, including Title VII of the Civil Rights Act, the Equal Pay Act, and NORRIS and subsequent cases on any employment-related insurance or fringe benefit program before purchasing this Policy.

                  SAFEKEEPING OF THE SEPARATE ACCOUNT'S ASSETS

     KILICO holds the assets of the Separate Account. The assets are kept segregated and held separate and apart from the general funds of KILICO.
KILICO maintains records of all purchases and redemptions of the shares of each Portfolio by each of the Subaccounts.

                                VOTING INTERESTS

     To the extent required by law, KILICO will vote a Fund's shares held in the Separate Account at regular and special shareholder meetings of the Fund in accordance with instructions received from persons having voting interests in the corresponding Subaccounts of the Separate Account. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result KILICO determines that it is permitted to vote a Fund's shares in its own right, it may elect to do so.

     Owners of all Policies participating in each Subaccount shall have voting interests with respect to that Subaccount, based upon each Owner's proportionate interest in that Subaccount as measured by units.

     Each person having a voting interest in a Subaccount will receive proxy material, reports, and other materials relating to the appropriate portfolio of the Funds.

     KILICO will vote shares of the Funds for which it has not received timely instructions in proportion to the voting instructions that KILICO has received with respect to all variable policies participating in a portfolio. KILICO will also vote any Fund shares attributed to amounts it has accumulated in the Subaccounts in the same proportions that Owners vote.

     KILICO may, when required by state insurance regulatory authorities, disregard voting instructions if the instructions require that the shares be voted so as to cause a change in the subclassification or investment objective of the Fund or of one or more of its portfolios or to approve or disapprove an investment advisory contract for a portfolio of the Fund. In addition, KILICO itself may disregard voting instructions in favor of changes initiated by an Owner in the investment policy or the investment adviser of a portfolio of a Fund if KILICO reasonably disapproves of such changes. A proposed change would be disapproved only if the change is contrary to state law or prohibited by state regulatory authorities, or if KILICO determines that the change would have an adverse effect on its General Account in that the proposed investment policy for a portfolio may result in overly speculative or unsound investments. In the event KILICO does disregard voting instructions, a summary of that action and the reasons for such action will be included in the next annual report to Owners.

                           STATE REGULATION OF KILICO

     KILICO, a stock life insurance company organized under the laws of Illinois, is subject to regulation by the Illinois Department of Insurance. An annual statement is filed with the Director of Insurance on or before March 1st of each year covering the operations and reporting on the financial condition of KILICO as of December 31st of the preceding year. Periodically, the Director of Insurance examines the liabilities and reserves of KILICO and the Separate Account and certifies to their adequacy, and a full examination of KILICO's operations is conducted by the National Association of Insurance Commissioners at least once every three years.

     In addition, KILICO is subject to the insurance laws and regulations of other states within which it is licensed to operate. Generally, the insurance department of any other state applies the laws of the state of domicile in determining permissible investments.

                        DIRECTORS AND OFFICERS OF KILICO

     The directors and principal officers of KILICO are listed below together with their current positions and their other business experience during the past five years. The address of each officer and director is 1 Kemper Drive, Long Grove, Illinois 60049.


        POSITION WITH KILICO
          YEAR OF ELECTION            OTHER BUSINESS EXPERIENCE DURING PAST 5 YEARS OR MORE
        --------------------          -----------------------------------------------------
  John B. Scott (52)                  Chief Executive Officer, President and Director of
  Chief Executive Officer since       Federal Kemper Life Assurance Company (FKLA) and
  February 1992.  President since     Fidelity Life Association (FLA) since 1988. Chief
  November 1993, Director since       Executive Officer, President and Director of Zurich
  1992.                               Life Insurance Company of America (ZLICA) and Zurich
                                      Direct, Inc. (ZD) since March 1996. Chairman of the
                                      Board and Director of Investors Brokerage Services,
                                      Inc. (IBS) and Investors Brokerage Services
                                      Insurance Agency, Inc. (IBSIA) since 1993. Chairman
                                      of the Board of FKLA and FLA from April 1988 to
                                      January 1996. Chairman of the Board of KILICO from
                                      February 1992 to January 1996. Executive Vice
                                      President and Director of Kemper Corporation
                                      (K-Corp.) from January 1994 and March 1996,
                                      respectively. Executive Vice President of Kemper
                                      Financial Companies, Inc. from January 1994 to
                                      January 1996 and Director from 1992 to January 1996.

  Eliane C. Frye (49)                 Executive Vice President of FKLA and FLA since 1995.
  Executive Vice President since      Executive Vice President of ZLICA and ZD since March
  1995.                               1996. Director of IBS and IBSIA since 1995. Senior
                                      Vice President of KILICO, FKLA and FLA from 1993 to
                                      1995. Vice President of FKLA and FLA from 1988 to
                                      1993.

  Frederick L. Blackmon (45)         Senior Vice President and Chief Financial Officer of
  Senior Vice President and Chief     FKLA since December 1995. Senior Vice President and
  Financial Officer since December    Chief Financial Officer of FLA since January 1996.
  1995.                               Senior Vice President and Chief Financial Officer of
                                      ZLICA since March 1996. Senior Vice President, Chief
                                      Financial Officer and Director of ZD since March
                                      1996. Treasurer and Chief Financial Officer of
                                      K-Corp. since January 1996. Chief Financial Officer
                                      of Alexander Hamilton Life Insurance Company from
                                      April 1989 to November 1995.

  James C. Harkensee (38)             Senior Vice President of FKLA and FLA since January
  Senior Vice President since         1996. Senior Vice President of ZLICA since 1995.
  January 1996.                       Senior Vice President of ZD since 1995. Vice
                                      President of ZLICA from 1992 to 1995. Chief Actuary
                                      of ZLICA from 1991 to 1994. Assistant Vice President
                                      of ZLICA from 1990 to 1992. Vice President of ZD
                                      from 1994 to 1995.

  James E. Hohmann (41)               Senior Vice President and Chief Actuary of FKLA
  Senior Vice President and Chief     since December 1995. Senior Vice President and Chief
  Actuary since December 1995.        Actuary of FLA since January 1996. Senior Vice
                                      President and Chief Actuary of ZLICA since March
                                      1996. Senior Vice President, Chief Actuary and
                                      Director of ZD since March 1996. Managing Principal
                                      (Partner) of Tillinghast-Towers Perrin from January
                                      1991 to December 1995. Consultant/Principal
                                      (Partner) of Tillinghast-Towers Perrin from November
                                      1986 to January 1991.

  Edward K. Loughridge (42) Senior    Senior Vice President and Corporate Development
  Vice President and Corporate        Officer of FKLA and FLA since January 1996. Senior
  Development Officer since           Vice President and Corporate Development Officer for
  January 1996.                       ZLICA and ZD since March 1996. Senior Vice President
                                      of Human Resources of Zurich-American Insurance
                                      Group from February 1992 to March 1996.


  Philip D. Meserve (47)              Senior Vice President of FKLA, FLA, ZLICA and ZD
  Senior Vice President               since March 1997.  Director of IBSIA since March
  since March 1997.                   1997.  Director of IBS since May 1997.  Managing
                                      Director of Equitable Distributors from May 1996 to
                                      March 1997.  Supervisor at Banker's Trust from April
                                      1995 to April 1996.  Senior Vice President of
                                      Fidelity Investments Insurance Services from
                                      February 1992 to March 1995.

  Debra P. Rezabek (41)               Senior Vice President of FKLA and FLA since March
  Vice President since 1995.          1996. Corporate Secretary of FKLA and FLA since
  General Counsel since 1993.         January 1996. Vice President of KILICO, FKLA and FLA
  Corporate Secretary since           since 1995. General Counsel and Director of
  January 1996.                       Government Affairs of FKLA and FLA since 1992 and of
                                      KILICO since 1993. Senior Vice President, General
                                      Counsel and Corporate Secretary of ZLICA since March
                                      1996. Senior Vice President, General Counsel,
                                      Corporate Secretary and Director of ZD since March
                                      1996. Secretary of IBS and IBSIA since 1993.
                                      Director of IBS and IBSIA from 1993 to 1996.
                                      Assistant General Counsel of FKLA and FLA from 1988
                                      to 1992. General Counsel and Assistant Secretary of
                                      KILICO, FKLA and FLA from 1992 to 1996. Assistant
                                      Secretary of K-Corp. since January 1996.

  George Vlaisavljevich (54) Senior   Senior Vice President of FKLA, FLA and ZLICA since
  Vice President since October 1996.  October 1996. Director of IBS and IBSIA since
                                      October 1996. Executive Vice President of The
                                      Copeland Companies from April 1983 to September
                                      1996.

  Loren J. Alter (58)                 Director of FKLA, FLA and Zurich Kemper Investments,
  Director since January 1996.        Inc. (ZKI) since January 1996. Director of ZLICA
                                      since May 1979. Executive Vice President of Zurich
                                      Insurance Company since 1979. President, Chief
                                      Executive Officer and Director of K-Corp. since
                                      January 1996.

  William H. Bolinder (53)            Chairman of the Board and Director of FKLA and FLA
  Chairman of the Board and Director  since January 1996. Chairman of the Board of ZLICA
  since January 1996.                 and ZD since March 1995. Chairman of the Board of
                                      K-Corp. since January 1996. Vice Chairman and
                                      Director of ZKI since January 1996. Member of the
                                      Corporate Executive Board of Zurich Insurance Group
                                      since October 1994. Chairman of the Board of
                                      American Guarantee and Liability Insurance Company,
                                      Zurich American Insurance Company of Illinois,
                                      American Zurich Insurance Company and Steadfast
                                      Insurance Company since 1995. Chief Executive
                                      Officer of American Guarantee and Liability
                                      Insurance Company, Zurich American Insurance Company
                                      of Illinois, American Zurich Insurance Company and
                                      Steadfast Insurance Company from 1986 to June 1995.
                                      President of Zurich Holding Company of America since
                                      1986. Manager of Zurich Insurance Company, U.S.
                                      Branch since 1986. Underwriter for Zurich American
                                      Lloyds since 1986.

  David A. Bowers (50)                Executive Vice President, Corporate Secretary &
  Director since June 1997.           General Counsel of Zurich-American Insurance Group
                                      since August 1985.  Vice President, General Counsel
                                      and Secretary of Kemper since March 1996.

  Daniel L. Doctoroff (38)            Director of FKLA, FLA and K-Corp. since January
  Director since January 1996.        1996. Director of ZLICA since March 1996. Managing
                                      Partner of Insurance Partners Advisors, L.P. since
                                      February 1994. Vice President of Keystone, Inc.
                                      since October 1992. Managing Director of Rosecliff
                                      Inc./Oak Hill Partners, Inc. since August 1987.
                                      Director of Bell & Howell Company since 1989;
                                      Specialty Foods Corporation since 1993; and Capstar
                                      Hotel Company since 1995.

  Markus Rohrbasser (42)              Director of FKLA, FLA and ZLICA since May 1997.
  Director since May 1997.            Chief Financial Officer and Member of the Corporate
                                      Executive Board of Zurich Insurance Company since
                                      January 1997. Member of Enlarged Corporate Executive
                                      Board and Chief Executive Officer of Union Bank of
                                      Switzerland (North America) from 1992 to 1997.


  Paul H. Warren (41)                 Director of FKLA , FLA and K-Corp. since January
  Director since January 1996.        1996. Director of ZLICA since March 1996. Partner of
                                      Insurance Partners Advisors, L.P. since March 1994.
                                      Managing Director of International Insurance
                                      Advisors since March 1992. Vice President of J.P.
                                      Morgan from June 1986 to March 1992. Director of
                                      Unionamerica Holdings plc since June 1993;
                                      Unionamerica Insurance Company since September 1993;
                                      Tarquin plc since November 1994; Charman
                                      Underwriting Agencies Ltd. since November 1994; and
                                      Corporate Health Dimensions since March 1997.


                                 LEGAL MATTERS

     All matters of Illinois law pertaining to the Policy, including the validity of the Policy and KILICO's right to issue the Policy under Illinois Insurance Law, have been passed upon by Debra P. Rezabek, Senior Vice President, General Counsel, and Corporate Secretary of KILICO. Katten Muchin & Zavis, Washington, D.C., has advised KILICO on certain legal matters concerning Federal securities laws applicable to the issue and sale of Policies.

                               LEGAL PROCEEDINGS

     There are no legal proceedings to which the Separate Account is a party or to which the assets of the Separate Account are subject. KILICO is not a party in any litigation that is of material importance in relation to its total assets or that relates to the Separate Account.

                                    EXPERTS

     The consolidated balance sheets of KILICO as of December 31, 1996 and January 4, 1996 and the related consolidated statements of operations, stockholder's equity, and cash flows for the periods from January 4, 1996 to December 31, 1996 and for each of the years in the two year period ended December 31, 1995 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering KILICO's financial statements contains an explanatory paragraph that states as a result of the acquisition of its parent, Kemper Corporation, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

     Actuarial matters included in this Prospectus have been examined by Steven
D. Powell, FSA, as stated in the opinion filed as an exhibit to the registration statement.

                             REGISTRATION STATEMENT

     A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies. For further information concerning the Separate Account, KILICO and the Policy, reference is made to the registration statement as amended with exhibits. Copies of the registration statement are available from the Commission upon payment of a fee.

                              FINANCIAL STATEMENTS

     No financial statements are included for the Separate Account. It has not yet commenced operations, has no assets or liabilities, and has received no income or incurred any expense. The financial statements of KILICO that are included should be considered only as bearing upon KILICO's ability to meet its contractual obligations under the Policy. KILICO's financial statements do not bear on the investment experience of the assets held in the Separate Account. KILICO has not provided interim financial statements. There has been no adverse material change in KILICO's financial position since the dates of the audited financial statements.

103469.6

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The Board of Directors and Stockholder
Kemper Investors Life Insurance Company:

     We have audited the accompanying consolidated balance sheets of Kemper Investors Life Insurance Company and subsidiaries as of December 31, 1996 and as of January 4, 1996, and the related consolidated statements of operations, stockholder's equity, and cash flows for the periods from January 4, 1996 to December 31, 1996 (post-acquisition), and for each of the years in the two-year period ended December 31, 1995 (pre-acquisition). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the aforementioned post-acquisition consolidated financial statements present fairly, in all material respects, the financial position of Kemper Investors Life Insurance Company and subsidiaries as of December 31, 1996 and as of January 4, 1996, and the results of their operations and their cash flows for the post-acquisition period, in conformity with generally accepted accounting principles. Further, in our opinion, the aforementioned pre-acquisition consolidated financial statements present fairly, in all material respects, the financial position of Kemper Investors Life Insurance Company and subsidiaries and the results of their operations and their cash flows for the pre-acquisition periods, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, effective January 4, 1996, an investor group as described in Note 1, acquired all of the outstanding stock of Kemper Investors Life Insurance Company in a business combination accounted for as a purchase. As a result of the acquisition, the consolidated financial information for the periods after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

                                            KPMG PEAT MARWICK LLP
Chicago, Illinois
March 21, 1997

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (in thousands, except share data)

                                                              DECEMBER 31      JANUARY 4
                                                                 1996             1996
                                                              -----------      ----------
ASSETS
Fixed maturities, available for sale, at fair value (cost:
  December 31, 1996, $3,929,650; January 4, 1996,
  $3,749,323)...............................................  $3,866,431       $3,749,323
Short-term investments......................................      71,696          372,515
Joint venture mortgage loans................................     110,971          110,194
Third-party mortgage loans..................................     106,585          144,450
Other real estate-related investments.......................      50,157           34,296
Policy loans................................................     288,302          289,390
Other invested assets.......................................      23,507           19,215
                                                              ----------       ----------
          Total investments.................................   4,517,649        4,719,383
Cash........................................................       2,776           25,811
Accrued investment income...................................     115,199          104,402
Goodwill....................................................     244,688          254,883
Value of business acquired..................................     189,639          190,222
Deferred insurance acquisition costs........................      26,811           --
Federal income tax receivable...............................       3,840          112,646
Reinsurance recoverable.....................................     427,165          502,836
Receivable on sales of securities...........................      32,569              902
Other assets and receivables................................      30,277           10,540
Assets held in separate accounts............................   2,127,247        1,761,110
                                                              ----------       ----------
          Total assets......................................  $7,717,860       $7,682,735
                                                              ==========       ==========
LIABILITIES
Future policy benefits......................................  $4,256,521       $4,585,148
Ceded future policy benefits................................     427,165          502,836
Benefits and claims payable to policyholders................      36,142            4,535
Other accounts payable and liabilities......................      59,462           30,030
Deferred income taxes.......................................      60,362           53,472
Liabilities related to separate accounts....................   2,127,247        1,761,110
                                                              ----------       ----------
          Total liabilities.................................   6,966,899        6,937,131
                                                              ----------       ----------
Commitments and contingent liabilities
STOCKHOLDER'S EQUITY
Capital stock--$10 par value,
  authorized 300,000 shares; outstanding 250,000 shares.....       2,500            2,500
Additional paid-in capital..................................     761,538          743,104
Unrealized loss on investments..............................     (47,498)          --
Retained earnings...........................................      34,421           --
                                                              ----------       ----------
          Total stockholder's equity........................     750,961          745,604
                                                              ----------       ----------
          Total liabilities and stockholder's equity........  $7,717,860       $7,682,735
                                                              ==========       ==========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (in thousands)

                                                                    YEAR ENDED DECEMBER 31
                                                              -----------------------------------
                                                                               PREACQUISITION
                                                                           ----------------------
                                                                1996         1995          1994
                                                              --------     ---------     --------
REVENUE
Net investment income.......................................  $299,688     $ 348,448     $353,084
Realized investment gains (losses)..........................    13,602      (318,700)     (54,557)
Premium income..............................................     7,822           236        --
Fees and other income.......................................    35,095        38,101       31,950
                                                              --------     ---------     --------
          Total revenue.....................................   356,207        68,085      330,477
                                                              --------     ---------     --------
BENEFITS AND EXPENSES
Benefits and interest credited to policyholders.............   237,349       245,615      248,494
Commissions, taxes, licenses and fees.......................    28,135        31,793       26,910
Operating expenses..........................................    24,678        20,837       25,324
Deferral of insurance acquisition costs.....................   (27,820)      (36,870)     (31,852)
Amortization of insurance acquisition costs.................     2,316        14,423       20,809
Amortization of value of business acquired..................    21,530        --            --
Amortization of goodwill....................................    10,195        --            --
                                                              --------     ---------     --------
          Total benefits and expenses.......................   296,383       275,798      289,685
                                                              --------     ---------     --------
Income (loss) before income tax expense (benefit)...........    59,824      (207,713)      40,792
Income tax expense (benefit)................................    25,403       (74,664)      14,431
                                                              --------     ---------     --------
          Net income (loss).................................  $ 34,421     $(133,049)    $ 26,361
                                                              ========     =========     ========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
                                 (in thousands)

                                                                                PREACQUISITION
                                                                           -------------------------
                                                 DECEMBER 31   JANUARY 4   DECEMBER 31   DECEMBER 31
                                                    1996         1996         1995          1994
                                                 -----------   ---------   -----------   -----------
CAPITAL STOCK, beginning and end of period.....   $  2,500     $  2,500     $   2,500     $   2,500
                                                  --------     --------     ---------     ---------

ADDITIONAL PAID-IN CAPITAL, beginning of
  period.......................................    743,104      491,994       491,994       409,423
Capital contributions from parent..............     18,434        --           --            82,500
Adjustment to reflect purchase accounting
  method.......................................     --          251,110        --                --
Transfer of limited partnership interest to
  parent.......................................     --            --           --                71
                                                  --------     --------     ---------     ---------
          End of period........................    761,538      743,104       491,994       491,994
                                                  --------     --------     ---------     ---------

UNREALIZED GAIN (LOSS) ON INVESTMENTS,
  beginning of period..........................     --           68,502      (236,443)       93,096
Unrealized gain (loss) on revaluation of
  investments, net.............................    (47,498)       --          304,945      (329,539)
Adjustment to reflect purchase accounting
  method.......................................     --          (68,502)       --            --
                                                  --------     --------     ---------     ---------
          End of period........................    (47,498)       --           68,502      (236,443)
                                                  --------     --------     ---------     ---------

RETAINED EARNINGS, beginning of period.........     --           42,880       175,929       149,568
Net income (loss)..............................     34,421        --         (133,049)       26,361
Adjustment to reflect purchase accounting
  method.......................................     --          (42,880)       --            --
                                                  --------     --------     ---------     ---------
          End of period........................     34,421        --           42,880       175,929
                                                  --------     --------     ---------     ---------

          Total stockholder's equity...........   $750,961     $745,604     $ 605,876     $ 433,980
                                                  ========     ========     =========     =========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                                                 YEAR ENDED DECEMBER 31
                                                        -----------------------------------------
                                                                             PREACQUISITION
                                                                        -------------------------
                                                           1996           1995           1994
                                                        -----------     ---------     -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)...................................  $    34,421     $(133,049)    $    26,361
  Reconcilement of net income (loss) to net cash
     provided:
     Realized investment losses (gains)...............      (13,602)      318,700          54,557
     Interest credited and other charges..............      230,298       237,984         242,591
     Deferred insurance acquisition costs.............      (25,504)      (22,447)        (11,043)
     Amortization of value of business acquired.......       21,530        --             --
     Amortization of goodwill.........................       10,195        --             --
     Amortization of discount and premium on
       investments....................................       25,743         4,586          (1,383)
     Deferred income taxes............................         (897)       38,423          20,809
     Net change in Federal income tax receivable......      108,806       (86,990)            809
     Other, net.......................................      (22,283)      (29,905)        (14,161)
                                                        -----------     ---------     -----------
          Net cash provided from operating
            activities................................      368,707       327,302         318,540
                                                        -----------     ---------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Cash from investments sold or matured:
     Fixed maturities held to maturity................      264,383       320,143         144,717
     Fixed maturities sold prior to maturity..........      891,995       297,637         910,913
     Mortgage loans, policy loans and other invested
       assets.........................................      168,727       450,573         536,668
  Cost of investments purchased or loans originated:
     Fixed maturities.................................   (1,369,091)     (549,867)     (1,447,393)
     Mortgage loans, policy loans and other invested
       assets.........................................     (119,044)     (131,966)       (281,059)
  Short-term investments, net.........................      300,819      (168,351)        198,299
  Net change in receivable and payable for securities
     transactions.....................................      (31,667)       (1,397)        (16,553)
  Net reductions in other assets......................          105         1,996           2,678
                                                        -----------     ---------     -----------
          Net cash provided by investing activities...      106,237       218,768          48,270
                                                        -----------     ---------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.........................................      141,159       247,778         215,034
     Withdrawals......................................     (700,084)     (755,917)       (652,513)
  Capital contributions from parent...................       18,434            --          82,500
  Other...............................................       42,512       (35,309)          3,871
                                                        -----------     ---------     -----------
          Net cash used in financing activities.......     (497,979)     (543,448)       (351,108)
                                                        -----------     ---------     -----------
               Net increase (decrease) in cash........      (23,035)        2,622          15,702
CASH, beginning of period.............................       25,811        23,189           7,487
                                                        -----------     ---------     -----------
CASH, end of period...................................  $     2,776     $  25,811     $    23,189
                                                        ===========     =========     ===========

See accompanying notes to consolidated financial statements.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     Kemper Investors Life Insurance Company and subsidiaries (the "Company") issues fixed and variable annuity products, variable life, term life and interest-sensitive life insurance products marketed primarily through a network of financial institutions, securities brokerage firms, insurance agents and financial planners. The Company is licensed in the District of Columbia and all states except New York. The Company is a wholly-owned subsidiary of Kemper Corporation ("Kemper"). On January 4, 1996, an investor group comprised of Zurich Insurance Company ("Zurich"), Insurance Partners, L.P. ("IP") and Insurance Partners Offshore (Bermuda), L.P. (together with IP, "Insurance Partners") acquired all of the issued and outstanding common stock of Kemper. As a result of the change in control, Zurich and Insurance Partners own 80 percent and 20 percent, respectively, of Kemper and therefore the Company.

     The financial statements include the accounts of the Company on a consolidated basis. All significant intercompany balances and transactions have been eliminated.

PURCHASE ACCOUNTING METHOD

     The acquisition of the Company on January 4, 1996, was accounted for using the purchase method of accounting. The consolidated financial statements of the Company prior to January 4, 1996, were prepared on a historical cost basis in accordance with generally accepted accounting principles. The accompanying financial statements and notes thereto prepared prior to January 4, 1996 have been labeled "preacquisition". The accompanying consolidated financial statements of the Company as of January 4, 1996 (the acquisition date) and as of and for the year ended December 31, 1996, have been prepared in conformity with the purchase method of accounting. The Company has presented January 4, 1996 (the acquisition date), as the opening purchase accounting balance sheet for comparative purposes throughout the accompanying financial statements and notes thereto.

     Under purchase accounting, the Company's assets and liabilities have been marked to their relative fair market values as of the acquisition date. The difference between the cost of acquiring the Company and the net fair market values of the Company's assets and liabilities as of the acquisition date has been recorded as goodwill. The Company is amortizing goodwill on a straight-line basis over twenty-five years. The allocated cost of acquiring the Company was $745.6 million and the acquisition resulted in goodwill of $254.9 million as of January 4, 1996.

     The Company reviews goodwill to determine if events or changes in circumstances may have affected the recoverability of the outstanding goodwill as of each reporting period. In the event that the Company determines that goodwill is not recoverable, it would amortize such amounts as additional goodwill expense in the accompanying financial statements. As of December 31, 1996, the Company believes that no such adjustment is necessary.

     Purchase accounting adjustments primarily affected the recorded historical values of fixed maturities, mortgage loans, other invested assets, deferred insurance acquisition costs, future policy benefits and deferred income taxes.

     Deferred insurance acquisition costs, and the related amortization thereof, for policies sold prior to January 4, 1996, have been replaced by the value of business acquired.

     The value of business acquired reflects the estimated fair value of the Company's life insurance business in force and represents the portion of the cost to acquire the Company that is allocated to the value of the right to receive future cash flows from insurance contracts existing at the date of acquisition. Such value is the present value of the actuarially determined projected cash flows for the acquired policies.

     A 15 percent discount rate was used to determine such value and represents the rate of return required by Zurich and Insurance Partners to invest in the business being acquired. In selecting the rate of return used to value the policies purchased, the Company considered the magnitude of the risks associated with each of the actuarial assumptions used in determining expected future cash flows, the cost of capital available to fund the acquisition, the perceived likelihood of changes in insurance regulations and tax laws, the complexity of the Company's business, and the prices paid (i.e., discount rates used in determining other life insurance company valuations) on similar blocks of business sold in recent periods.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     The value of the business acquired is amortized over the estimated contract life of the business acquired in relation to the present value of estimated gross profits using current assumptions based on an interest rate equal to the liability or contract rate on the value of business acquired. The estimated amortization and accretion of interest for the value of business acquired for each of the years through December 31, 2001 are as follows:

                                                                                            PROJECTED
                (IN THOUSANDS)                    BEGINNING                  ACCRETION OF    ENDING
            YEAR ENDED DECEMBER 31                 BALANCE    AMORTIZATION     INTEREST      BALANCE
-----------------------------------------------   ---------   ------------   ------------   ---------
1996...........................................   $190,222      $(31,427)      $ 9,897      $168,692
1997...........................................    168,692       (26,330)       10,152       152,514
1998...........................................    152,514       (26,769)        9,085       134,830
1999...........................................    134,830       (26,045)        8,000       116,785
2000...........................................    116,785       (24,288)        6,834        99,331
2001...........................................     99,331       (21,538)        5,867        83,660

     The projected ending balance of the value of business acquired will be further adjusted to reflect the impact of unrealized gains or losses on fixed maturities held as available for sale in the investment portfolio. Such adjustments are not recorded in the Company's net income but rather are recorded as a credit or charge to stockholder's equity, net of income tax. As of December 31, 1996, this adjustment increased the value of business acquired and stockholder's equity by approximately $20.9 million and $13.6 million, respectively.

ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities as well as the disclosure of contingent assets or liabilities at the date of the financial statements. As a result, actual results reported as revenue and expenses could differ from the estimates reported in the accompanying financial statements. As further discussed in the accompanying notes to the consolidated financial statements, significant estimates and assumptions affect deferred insurance acquisition costs, the value of business acquired, provisions for real estate-related losses and reserves, other-than-temporary declines in values for fixed maturities, the valuation allowance for deferred income taxes and the calculation of fair value disclosures for certain financial instruments.

LIFE INSURANCE REVENUE AND EXPENSES

     Revenue for annuities and interest-sensitive life insurance products consists of investment income, and policy charges such as mortality, expense and surrender charges. Expenses consist of benefits and interest credited to contracts, policy maintenance costs and amortization of deferred insurance acquisition costs. Also reflected in fees and other income is a ceding commission experience adjustment received in 1995 as a result of certain reinsurance transactions entered into by the Company during 1992. (See note captioned "Reinsurance".)

     Premiums for term life policies are reported as earned when due. Profits for such policies are recognized over the duration of the insurance policies by matching benefits and expenses to premium income.

DEFERRED INSURANCE ACQUISITION COSTS

     The costs of acquiring new business after January 4, 1996, principally commission expense and certain policy issuance and underwriting expenses, have been deferred to the extent they are recoverable from estimated future gross profits on the related contracts and policies. The deferred insurance acquisition costs for annuities, separate account business and interest-sensitive life insurance products are being amortized over the estimated contract life in relation to the present value of estimated gross profits. Deferred insurance acquisition costs related to such interest-sensitive products also reflect the estimated impact of unrealized gains or losses on fixed maturities held as available for sale in the investment portfolio, through a credit or charge to stockholder's equity, net of income tax. The deferred insurance acquisition costs for term-life insurance products are being amortized over the premium paying period of the policies.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FUTURE POLICY BENEFITS

     Liabilities for future policy benefits related to annuities and interest-sensitive life contracts reflect net premiums received plus interest credited during the contract accumulation period and the present value of future payments for contracts that have annuitized. Current interest rates credited during the contract accumulation period range from 4.0 percent to 7.5 percent. Future minimum guaranteed interest rates vary from 3.0 percent to 4.5 percent. For contracts that have annuitized, interest rates used in determining the present value of future payments range principally from 3.0 percent to 12.0 percent.

     Liabilities for future term life policy benefits have been computed principally by a net level premium method. Anticipated rates of mortality are based on the 1975-1980 Select and Ultimate Table modified by Company experience, including withdrawals. Estimated future investment yields are a level 7 percent for reinsurance assumed and for direct business, 8 percent for three years; 7 percent for year four; and 6 percent thereafter.

INVESTED ASSETS AND RELATED INCOME

     Investments in fixed maturities are carried at fair value. Short-term investments are carried at cost, which approximates fair value. (See note captioned "Fair Value of Financial Instruments".)

     The amortized cost of fixed maturities is adjusted for amortization of premiums and accretion of discounts to maturity, or in the case of mortgage-backed and asset-backed securities, over the estimated life of the security. Such amortization is included in net investment income. Amortization of the discount or premium from mortgage-backed and asset-backed securities is recognized using a level effective yield method which considers the estimated timing and amount of prepayments of the underlying loans and is adjusted to reflect differences which arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. To the extent that the estimated lives of such securities change as a result of changes in prepayment rates, the adjustment is also included in net investment income. The Company does not accrue interest income on fixed maturities deemed to be impaired on an other-than-temporary basis, or on mortgage loans, real estate-related bonds and other real estate loans where the likelihood of collection of interest is doubtful.

     Mortgage loans are carried at their unpaid balance, net of unamortized discount and any applicable reserves or write-downs. Other real estate-related investments net of any applicable reserve and write-downs include notes receivable from real estate ventures; investments in real estate ventures, adjusted for the equity in the operating income or loss of such ventures; common stock carried at fair value and real estate owned carried at fair value.

     Real estate reserves are established when declines in collateral values, estimated in light of current economic conditions and calculated in conformity with Statement of Financial Accounting Standards ("SFAS") 114, ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN, indicate a likelihood of loss. At year-end 1995, reflecting the Company's change in strategy with respect to its real estate portfolio, and the disposition thereof, and on January 4, 1996, reflecting the acquisition of the Company, real estate-related investments were valued using an estimate of the investments observable market price, net of estimated costs to sell. Prior to year-end 1995, the Company evaluated its real estate-related assets (including accrued interest) by estimating the probabilities of loss utilizing various projections that included several factors relating to the borrower, property, term of the loan, tenant composition, rental rates, other supply and demand factors and overall economic conditions. Generally, at that time, the reserve was based upon the excess of the loan amount over the estimated future cash flows from the loan, discounted at the loan's contractual rate of interest taking into consideration the effects of recourse to, and subordination of loans held by, affiliated non-life realty companies.

     Under purchase accounting, the market value of the Company's policy loans and other invested assets consisting primarily of venture capital investments and a leveraged lease, became the Company's new cost basis in such investments. Investments in policy loans and other invested assets after January 4, 1996 are carried at cost. Other invested assets also include equity securities, not related to real estate-related investments, which are carried at fair value.

     Realized gains or losses on sales of investments, determined on the basis of identifiable cost on the disposition of the respective investment, recognition of other-than-temporary declines in value and changes in real estate-related reserves and write-downs are included in revenue. Net unrealized gains or losses on revaluation of

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

investments are credited or charged to stockholder's equity. Such unrealized gains are recorded net of deferred income tax expense, while unrealized losses are not tax benefitted.

SEPARATE ACCOUNT BUSINESS

     The assets and liabilities of the separate accounts represent segregated funds administered and invested by the Company for purposes of funding variable annuity and variable life insurance contracts for the exclusive benefit of variable annuity and variable life insurance contract holders. The Company receives administrative fees from the separate account and retains varying amounts of withdrawal charges to cover expenses in the event of early withdrawals by contract holders. The assets and liabilities of the separate accounts are carried at fair value.

INCOME TAX

     The operations of the Company prior to January 4, 1996 have been included in the consolidated Federal income tax return of Kemper. Income taxes receivable or payable have been determined on a separate return basis, and payments have been received from or remitted to Kemper pursuant to a tax allocation arrangement between Kemper and its subsidiaries, including the Company. The Company generally had received a tax benefit for losses to the extent such losses can be utilized in Kemper's consolidated Federal tax return. Subsequent to January 4, 1996, the Company and its subsidiaries will file separate Federal income tax returns.

     Deferred taxes are provided on the temporary differences between the tax and financial statement basis of assets and liabilities.

(2) CASH FLOW INFORMATION

     The Company defines cash as cash in banks and money market accounts. Federal income tax refunded by Kemper under the tax allocation arrangement for the period from January 1, 1996 to January 4, 1996 and for the years ended December 31, 1995 and 1994 amounted to $108.8 million, $25.2 million and $10.7 million, respectively. The Company paid $28.1 million of Federal income taxes directly to the United States Treasury Department during 1996.

     Not reflected in the statement of cash flows are rollovers of mortgage loans, other loans and investments totaling approximately $57.0 million in 1994.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) INVESTED ASSETS AND RELATED INCOME

     The Company is carrying its fixed maturity investment portfolio at estimated fair value as fixed maturities are considered available for sale. The carrying value (estimated fair value) of fixed maturities compared with amortized cost, adjusted for other-than-temporary declines in value, were as follows:

                                                                                   ESTIMATED UNREALIZED
                                                          CARRYING    AMORTIZED    ---------------------
                                                           VALUE         COST       GAINS       LOSSES
                    (in thousands)                        --------    ---------     -----       ------
DECEMBER 31, 1996
U.S. treasury securities and obligations of U.S.
  government agencies and authorities..................  $   92,238   $   93,202     $   --     $   (964)
Obligations of states and political subdivisions,
  special revenue and nonguaranteed....................      30,853       31,519         --         (666)
Debt securities issued by foreign governments..........     105,394      108,456        504       (3,566)
Corporate securities...................................   1,896,615    1,935,511      5,918      (44,814)
Mortgage and asset-backed securities...................   1,741,331    1,760,962      1,990      (21,621)
                                                         ----------   ----------     ------     --------
       Total fixed maturities..........................  $3,866,431   $3,929,650     $8,412     $(71,631)
                                                         ==========   ==========     ======     ========

JANUARY 4, 1996
U.S. treasury securities and obligations of U.S.
  government agencies and authorities..................  $  215,637   $  215,637     $   --     $     --
Obligations of states and political subdivisions,
  special revenue and nonguaranteed....................      24,241       24,241         --           --
Debt securities issued by foreign governments..........     139,361      139,361         --           --
Corporate securities...................................   1,695,268    1,695,268         --           --
Mortgage and asset-backed securities...................   1,674,816    1,674,816         --           --
                                                         ----------   ----------     ------     --------
       Total fixed maturities..........................  $3,749,323   $3,749,323     $   --     $     --
                                                         ==========   ==========     ======     ========

     Upon default or indication of potential default by an issuer of fixed maturity securities, the Company-owned issue(s) of such issuer would be placed on nonaccrual status and, since declines in fair value would no longer be considered by the Company to be temporary, would be analyzed for possible write-down. Any such issue would be written down to its net realizable value during the fiscal quarter in which the impairment was determined to have become other than temporary. Thereafter, each issue on nonaccrual status is regularly reviewed, and additional write-downs may be taken in light of later developments.

     The Company's computation of net realizable value involves judgments and estimates, so such value should be used with care. Such value determination considers such factors as the existence and value of any collateral security; the capital structure of the issuer; the level of actual and expected market interest rates; where the issue ranks in comparison with other debt of the issuer; the economic and competitive environment of the issuer and its business; the Company's view on the likelihood of success of any proposed issuer restructuring plan; and the timing, type and amount of any restructured securities that the Company anticipates it will receive.

     The Company's $267.7 million real estate portfolio at December 31, 1996 consists of joint venture and third-party mortgage loans and other real estate-related investments.

     At December 31, 1996 and January 4, 1996, total impaired loans were as follows:

                                                                DECEMBER 31     JANUARY 4
                                                                    1996           1996
                       (in millions)                            -----------     ---------
Impaired loans without reserves--gross......................       $39.8          $--
Impaired loans with reserves--gross.........................         7.6           21.9
                                                                   -----          -----
       Total gross impaired loans...........................        47.4           21.9
Reserves related to impaired loans..........................        (4.4)          (6.5)
                                                                   -----          -----
       Net impaired loans...................................       $43.0          $15.4
                                                                   =====          =====

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) INVESTED ASSETS AND RELATED INCOME (CONTINUED)

     Impaired loans without reserves include loans in which the deficit in equity investments in real estate-related investments is considered in determining reserves and write-downs. At December 31, 1996, the Company's deficit in equity investments considered in determining reserves and write-downs amounted to $5.9 million. The Company had an average balance of $30.8 million and $124.2 million in impaired loans for 1996 and 1995, respectively. Cash payments received on impaired loans are generally applied to reduce the outstanding loan balance.

     At December 31, 1996 and January 4, 1996, loans on nonaccrual status amounted to $43.5 million and $3.5 million, respectively. The Company's nonaccrual loans are generally included in impaired loans.

     At December 31, 1996, securities carried at approximately $6.1 million were on deposit with governmental agencies as required by law.

     At December 31, 1996, the Company had six separate asset-backed securities included in fixed maturity investments from trusts formed to securitize assets underwritten by Green Tree Financial Corporation, which in aggregate amounted to $90.7 million. No other investments exceeded ten percent of the Company's stockholder's equity at December 31, 1996.

     Proceeds from sales of investments in fixed maturities prior to maturity were $892.0 million, $297.6 million and $910.9 million during 1996, 1995 and 1994, respectively. Gross gains of $9.9 million, $21.2 million and $6.0 million and gross losses of $16.2 million, $11.9 million and $55.9 million were realized on sales of fixed maturities in 1996, 1995 and 1994, respectively.

     The following table sets forth the maturity aging schedule of fixed maturity investments at December 31, 1996:

                                                                 CARRYING     AMORTIZED
                                                                  VALUE       COST VALUE
                       (in thousands)                            --------     ----------
One year or less............................................    $   36,814    $   36,862
Over one year through five..................................       643,741       648,811
Over five years through ten.................................     1,170,034     1,200,620
Over ten years..............................................       274,511       282,395
Securities not due at a single maturity date(1).............     1,741,331     1,760,962
                                                                ----------    ----------
       Total fixed maturities...............................    $3,866,431    $3,929,650
                                                                ==========    ==========

---------------
(1) Weighted average maturity of 4.6 years.

     The sources of net investment income were as follows:

                                                                                   PREACQUISITION
                                                                               -----------------------
                                                                  1996           1995           1994
                       (in thousands)                           --------       --------       --------
Interest and dividends on fixed maturities..................    $250,683       $269,934       $274,231
Dividends on equity securities..............................         646            681          1,751
Income from short-term investments..........................       9,130         13,159         10,668
Income from mortgage loans..................................      20,257         40,494         41,713
Income from policy loans....................................      20,700         19,658         18,517
Income from other real estate-related investments...........       4,917         15,565         21,239
Income from other loans and investments.....................       2,480          1,555          3,533
                                                                --------       --------       --------
       Total investment income..............................     308,813        361,046        371,652
Investment expense..........................................      (9,125)       (12,598)       (18,568)
                                                                --------       --------       --------
       Net investment income................................    $299,688       $348,448       $353,084
                                                                ========       ========       ========

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(3) INVESTED ASSETS AND RELATED INCOME (CONTINUED)

     Realized gains (losses) for the years ended December 31, 1996, 1995 and 1994, were as follows:

                                                                         REALIZED GAINS (LOSSES)
                                                                ------------------------------------------
                                                                                      PREACQUISITION
                                                                                --------------------------
                                                                 1996             1995              1994
                       (in thousands)                           -------         ---------         --------
Real estate-related.........................................    $17,462         $(325,611)        $(41,720)
Fixed maturities............................................     (6,344)            9,336          (49,857)
Equity securities...........................................      --                 (346)          28,243
Other.......................................................      2,484            (2,079)           8,777
                                                                -------         ---------         --------
  Realized investment gains (losses) before income tax
     expense (benefit)......................................     13,602          (318,700)         (54,557)
Income tax expense (benefit)................................      4,761          (111,545)         (19,095)
                                                                -------         ---------         --------
  Net realized investment gains (losses)....................    $ 8,841         $(207,155)        $(35,462)
                                                                =======         =========         ========

     Unrealized gains (losses) are computed below as follows: fixed maturities--the difference between fair value and amortized cost, adjusted for other-than-temporary declines in value; equity securities and other--the difference between fair value and cost. The change in unrealized investment gains (losses) by class of investment for the years ended December 31, 1996, 1995 and 1994 were as follows:

                                                           CHANGE IN UNREALIZED GAINS (LOSSES)
                                                     ------------------------------------------------
                                                                                    PREACQUISITION
                                                                                 --------------------
                                                                                     DECEMBER 31
                                                     DECEMBER 31    JANUARY 4    --------------------
                                                         1996          1996        1995       1994
                  (in thousands)                     ------------   ----------   --------   ---------
Fixed maturities...................................    $(63,219)       $--       $351,964   $(351,646)
Equity securities..................................       1,256         --            180     (32,710)
Adjustment to deferred insurance acquisition
  costs............................................       1,307         --        (14,277)     11,325
Adjustment to value of business acquired...........      20,947         --          --         --
                                                       --------        ---       --------   ---------
  Unrealized gain (loss) before income tax expense
     (benefit).....................................     (39,709)        --        337,867    (373,031)
Income tax expense (benefit).......................       7,789         --         32,922     (43,492)
                                                       --------        ---       --------   ---------
       Net unrealized gain (loss) on investments...    $(47,498)       $--       $304,945   $(329,539)
                                                       ========        ===       ========   =========

(4) UNCONSOLIDATED INVESTEES

     At December 31, 1996, the Company, along with other Kemper subsidiaries, directly held partnership interests in a number of real estate joint ventures. The Company's direct and indirect real estate joint venture investments are accounted for utilizing the equity method, with the Company recording its share of the operating results of the respective partnerships. The Company, as an equity owner, has the ability to fund, and historically has elected to fund, operating requirements of certain of the joint ventures. Consolidation accounting methods are not utilized as the Company, in most instances, does not own more than 50 percent in the aggregate, and in any event, major decisions of the partnership must be made jointly by all partners.

     As of December 31, 1996 and January 4, 1996, the Company's net equity investment in unconsolidated investees amounted to $11.7 million and $11.4 million, respectively. The Company's share of net income related to such unconsolidated investees amounted to $223 thousand for the year ended December 31, 1996, compared with net losses of $453 thousand, and $6.3 million for the years ended December 31, 1995 and 1994, respectively.

     Also at January 4, 1996, the Company had joint venture-related loans totaling $21.8 million before reserves to partnerships in which Lumbermens Mutual Casualty Company, an affiliate until August 1993 ("Lumbermens"), had equity interests. These joint venture-related loans were sold during 1996.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(5) CONCENTRATION OF CREDIT AND INTEREST RATE RISK

     The Company generally strives to maintain a diversified invested asset portfolio; however, certain concentrations of risk exist in the Company's ownership of mortgage-backed and asset-backed securities and real estate.

     Approximately 36.4 percent of the Company's investment-grade fixed maturities at December 31, 1996 were mortgage-backed securities, down from 45.7 percent at January 4, 1996, due to sales and paydowns during 1996. These investments had an average yield of 6.83 percent during 1996 and consisted primarily of marketable mortgage pass-through securities issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and other investment-grade securities collateralized by mortgage pass-through securities issued by these entities. The Company has not made any investments in interest-only or other similarly volatile tranches of mortgage-backed securities. The Company's mortgage-backed investments are generally of AAA credit quality, and the markets for these investments have been and are expected to remain liquid. The Company plans to continue to reduce its holding of such investments over time.

     As a result of purchases during 1996, approximately 8.8 percent of the Company's investment-grade fixed maturities at December 31, 1996 consisted of corporate asset-backed securities. The majority of the Company's investments in asset-backed securities were backed by manufactured housing loans, auto loans and home equity loans.

     Investment income was lower in 1996, compared with both 1995 and 1994, primarily reflecting purchase accounting adjustments related to the amortization of premiums on fixed maturity investments. Under purchase accounting, the market value of the Company's fixed maturity investments as of January 4, 1996 became the Company's new cost basis in such investments. The difference between the new cost basis and original par is then amortized against investment income over the remaining effective lives of the fixed maturity investments. As a result of the interest rate environment as of January 4, 1996, the market value of the Company's fixed maturity investments was approximately $133.9 million greater than original par. The amortization of such premiums reduced investment income by approximately $22.7 million in 1996, compared with 1995 and 1994.

     Future investment income from mortgage-backed securities and other asset-backed securities may be affected by the timing of principal payments and the yields on reinvestment alternatives available at the time of such payments. As a result of purchase accounting adjustments to fixed maturities, most of the Company's mortgage-backed securities are carried at a premium over par. Prepayment activity resulting from a decline in interest rates on such securities purchased at a premium would accelerate the amortization of the premiums which would result in reductions of investment income related to such securities. At December 31, 1996, the Company had unamortized premiums and discounts of $24.7 million and $5.7 million, respectively, related to mortgage-backed and asset-backed securities. The Company believes that as a result of the purchase accounting adjustments and the current interest rate environment, anticipated prepayment activity is expected to result in reductions to future investment income similar to those reductions experienced by the Company in 1996.

     The Company's real estate portfolio is distributed by geographic location and property type, as shown in the following two tables:

GEOGRAPHIC DISTRIBUTION AS OF DECEMBER 31, 1996

California........................   35.2%
Illinois..........................   13.5
Hawaii............................   11.0
Colorado..........................    7.9
Oregon............................    7.6
Washington........................    7.4
Florida...........................    5.4
Texas.............................    4.2
Ohio..............................    2.7
Other states......................    5.1
                                    -----
          Total...................  100.0%
                                    =====

DISTRIBUTION BY PROPERTY TYPE AS OF DECEMBER 31, 1996

Hotel.............................   38.8%
Land..............................   24.4
Office............................   14.1
Residential.......................    9.1
Retail............................    2.6
Industrial........................    1.0
Other.............................   10.0
                                    -----
          Total...................  100.0%
                                    =====

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Real estate markets have been depressed in recent periods in areas where most of the Company's real estate portfolio is located. Portions of California's and Hawaii's real estate market conditions have continued to be worse than in many other areas of the country. Real estate markets in northern California and Illinois continue to show some stabilization and improvement.

     Undeveloped land represented approximately 24.4 percent of the Company's real estate portfolio at December 31, 1996. To maximize the value of certain land and other projects, additional development has been proceeding or has been planned. Such development of existing projects would continue to require funding, either from the Company or third parties. In the present real estate markets, third-party financing can require credit enhancing arrangements (e.g., standby financing arrangements and loan commitments) from the Company. The values of development projects are dependent on a number of factors, including Kemper's and the Company's plans with respect thereto, obtaining necessary construction and zoning permits and market demand for the permitted use of the property. The values of certain development projects have been written down as of December 31, 1995, reflecting changes in plans in connection with the Zurich-led acquisition of Kemper. There can be no assurance that such permits will be obtained as planned or at all, nor that such expenditures will occur as scheduled, nor that Kemper's and the Company's plans with respect to such projects may not change substantially.

     Approximately half of the Company's real estate loans are on properties or projects where the Company, Kemper, or their affiliates have taken ownership positions in joint ventures with a small number of partners. (See note captioned "Unconsolidated Investees".)

     At December 31, 1996, loans to and investments in joint ventures in which Patrick M. Nesbitt or his affiliates ("Nesbitt"), have interests constituted approximately $101.3 million, or 37.8 percent, of the Company's real estate portfolio. The Nesbitt ventures primarily consist of eleven hotel properties. At December 31, 1996, the Company did not have any Nesbitt-related off-balance-sheet legal funding commitments outstanding.

     At December 31, 1996, loans to and investments in a master limited partnership (the "MLP") between subsidiaries of Kemper and subsidiaries of Lumbermens, constituted approximately $53.0 million, or 19.8 percent, of the Company's real estate portfolio. The Company's interest in the MLP is a less than one percent limited partnership interest and Kemper's interest is 75 percent at December 31, 1996. At December 31, 1996, MLP-related commitments accounted for approximately $9.4 million of the Company's off-balance-sheet legal commitments, which the Company expects to fund.

     At December 31, 1996, the Company's loans to and investments in projects with the Prime Group, Inc. or its affiliates totaled approximately $(5.3) million. Negative amounts represent the Company's share of project related operating losses in excess of the Company's investment. Prime Group-related commitments, however, accounted for $145.2 million of the off-balance-sheet legal commitments at December 31, 1996, of which the Company expects to fund $15.9 million.

(6) INCOME TAXES

     Income tax expense (benefit) was as follows for the years ended December 31, 1996, 1995 and 1994:

                                                                              PREACQUISITION
                                                                          ----------------------
                                                              1996          1995          1994
                      (in thousands)                         -------      ---------      -------
Current....................................................  $26,300      $(113,087)     $(6,898)
Deferred...................................................     (897)        38,423       21,329
                                                             -------      ---------      -------
          Total............................................  $25,403      $ (74,664)     $14,431
                                                             =======      =========      =======

     Included in the 1995 current tax benefit is the recognition of a net operating loss carryover at December 31, 1995 which was utilized against taxable income on Kemper's consolidated short-period Federal income tax return for the January 1 through January 4, 1996 tax year. Beginning January 5, 1996, the Company and its subsidiaries will each file a stand alone Federal income tax return. Previously, the Company had filed a consolidated Federal income tax return with Kemper. In 1996, the Company and Kemper settled all outstanding balances under the tax allocation agreement.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) INCOME TAXES (CONTINUED)
     The actual income tax expense (benefit) for 1996, 1995 and 1994 differed from the "expected" tax expense (benefit) for those years as displayed below. "Expected" tax expense (benefit) was computed by applying the U.S. Federal corporate tax rate of 35 percent in 1996, 1995, and 1994 to income (loss) before income tax expense (benefit).

                                                                              Preacquisition
                                                                           ---------------------
                                                               1996          1995         1994
                       (in thousands)                         -------      --------      -------
Computed expected tax expense (benefit).....................  $20,938      $(72,700)     $14,277
Difference between "expected" and actual tax expense
  (benefit):
  State taxes...............................................      913        (1,370)         645
  Amortization of goodwill..................................    3,568         --           --
  Foreign tax credit........................................    --             (183)        (155)
  Other, net................................................      (16)         (411)        (336)
                                                              -------      --------      -------
          Total actual tax expense (benefit)................  $25,403      $(74,664)     $14,431
                                                              =======      ========      =======

     Deferred tax assets and liabilities are generally determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company only records deferred tax assets if future realization of the tax benefit is more likely than not, with a valuation allowance recorded for the portion that is not likely to be realized.

     The Company has established a valuation allowance to reduce the deferred Federal tax asset related to real estate and other investments to the amount that, based upon available evidence, is, in management's judgment, more likely than not to be realized. Any reversals of the valuation allowance are contingent upon the recognition of future capital gains in the Company's Federal income tax return or a change in circumstances which causes the recognition of the benefits to become more likely than not. The change in the valuation allowance is related solely to the change in the net deferred Federal tax asset or liability from unrealized gains or losses on investments.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(6) INCOME TAXES (CONTINUED)
     The tax effects of temporary differences that give rise to significant portions of the Company's net deferred Federal tax liability were as follows:

                                                                                Preacquisition
                                                                             ---------------------
                                                                                  December 31
                                                 December 31    January 4    ---------------------
                                                    1996          1996         1995         1994
                (in thousands)                   -----------    ---------    ---------    --------
Deferred Federal tax assets:
  Unrealized losses on investments.............   $ 16,624      $  --        $      --    $ 85,331
  Life policy reserves.........................     46,452        46,654        42,512      51,519
  Real estate-related..........................     20,642        27,736        21,920      39,360
  Other investment-related.....................      5,409         1,773         1,725       7,435
  Other........................................      8,159         9,750         6,864       6,415
                                                  --------      --------     ---------    --------
     Total deferred Federal tax assets.........     97,286        85,913        73,021     190,060
  Valuation allowance..........................    (31,825)      (15,201)      (15,201)   (100,532)
                                                  --------      --------     ---------    --------
     Total deferred Federal tax assets after
       valuation allowance.....................     65,461        70,712        57,820      89,528
                                                  --------      --------     ---------    --------
Deferred Federal tax liabilities:
  Deferred insurance acquisition costs.........      9,384         --          111,523     108,663
  Value of business acquired...................     66,373        66,578        --           --
  Other investment-related.....................     28,855        37,919        --           --
  Unrealized gains on investments..............     --             --           37,919       --
  Depreciation and amortization................     15,473        15,490        18,767      18,878
  Other........................................      5,738         4,197         2,320       3,351
                                                  --------      --------     ---------    --------
     Total deferred Federal tax liabilities....    125,823       124,184       170,529     130,892
                                                  --------      --------     ---------    --------
Net deferred Federal tax liabilities...........   $(60,362)     $(53,472)    $(112,709)   $(41,364)
                                                  ========      ========     =========    ========

     The valuation allowance is subject to future adjustments based on, among other items, the Company's estimates of future operating earnings and capital gains.

     The tax returns through the year 1986 have been examined by the Internal Revenue Service ("IRS"). Changes proposed are not material to the Company's financial position. The tax returns for the years 1987 through 1993 are currently under examination by the IRS.

(7) RELATED-PARTY TRANSACTIONS

     The Company received cash capital contributions of $18.4 million and $82.5 million during 1996 and 1994, respectively.

     The Company has loans to joint ventures, consisting primarily of mortgage loans on real estate, in which the Company and/or one of its affiliates has an ownership interest. At December 31, 1996 and January 4, 1996, joint venture mortgage loans totaled $111.0 million and $110.2 million, respectively, and during 1996, 1995 and 1994, the Company earned interest income on these joint venture loans of $9.5 million, $19.6 million and $22.0 million, respectively.

     All of the Company's personnel are employees of Federal Kemper Life Assurance Company ("FKLA"), an affiliated company. The Company is allocated expenses for the utilization of FKLA employees and facilities, the investment management services of Zurich Kemper Investments, Inc. ("ZKI"), an affiliated company, and the information systems of Kemper Service Company ("KSvC"), a ZKI subsidiary, based on the Company's share of administrative, legal, marketing, investment management, information systems and operation and support services. During 1996, 1995 and 1994, expenses allocated to the Company from ZKI and KSvC amounted to $1.7 million, $4.4 million and $6.5 million, respectively. The Company also paid to ZKI investment management fees of $3.6 million, $3.4 million and $6.0 million during 1996, 1995 and 1994, respectively. In addition, expenses

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(7) RELATED-PARTY TRANSACTIONS (CONTINUED)

allocated to the Company from FKLA during 1996, 1995 and 1994 amounted to $10.5 million, $14.3 million and $11.1 million, respectively.

     During 1995 and 1994, the Company sold certain mortgages and real estate-related investments, net of reserves, amounting to approximately $3.5 million and $154.0 million, respectively, to an affiliated non-life realty company, in exchange for cash. No gain or loss was recognized on these sales. During 1996, the Company purchased approximately $24.5 million of real estate-related investments from such affiliated non-life realty subsidiaries for cash. The Company also paid to Kemper real estate subsidiaries $1.8 million in both 1996 and 1995, related to the management of the Company's real estate portfolio.

(8) REINSURANCE

     In the ordinary course of business, the Company enters into reinsurance agreements to diversify risk and limit its overall financial exposure to certain blocks of fixed-rate annuities and to individual death claims. The Company generally cedes 100 percent of the related annuity liabilities under the terms of the reinsurance agreements. Although these reinsurance agreements contractually obligate the reinsurers to reimburse the Company, they do not discharge the Company from its primary liabilities and obligations to policyholders. As such, these amounts paid or deemed to have been paid are recorded on the Company's consolidated balance sheet as reinsurance recoverables and ceded future policy benefits.

     In 1992 and 1991, the Company entered into 100 percent indemnity reinsurance agreements ceding $515.7 million and $416.3 million, respectively, of its fixed-rate annuity liabilities to FLA. FLA is a mutual insurance company that shares common management and common board members with the Company, FKLA and Kemper. As of December 31, 1996 and January 4, 1996, the reinsurance recoverable related to the fixed-rate annuity liabilities ceded to FLA amounted to $427.0 million and $502.8 million, respectively. During 1995, the Company recorded income of $4.4 million related to a ceding commission experience adjustment from the 1992 reinsurance agreement.

     In December 1996, the Company assumed on a yearly renewable term basis approximately $14.4 billion (face amount) of term life insurance from FKLA. As a result of this transaction, the Company recorded premiums and reserves of approximately $7.3 million. The difference between the cash transferred, which represents the statutory reserves of the business assumed, and the reserves recorded under generally accepted accounting principles, of approximately $18.4 million, was deemed to be a capital contribution from Kemper and was recorded as additional paid-in-capital during 1996.

     The Company's retention limit on term life insurance is $300 thousand (face amount) on the life of any one individual with the excess amounts ceded to outside reinsurers. The term life insurance business assumed from FKLA during 1996 did not have any individual contracts greater than $300 thousand in face amount. Reserves ceded to outside reinsurers on the Company's direct business amounted to approximately $94 thousand as of December 31, 1996.

(9) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     FKLA sponsors a welfare plan that provides medical and life insurance benefits to its retired and active employees and the Company is allocated a portion of the costs of providing such benefits. The Company is self insured with respect to medical benefits, and the plan is not funded except with respect to certain disability-related medical claims. The medical plan provides for medical insurance benefits at retirement, with eligibility based upon age and the participant's number of years of participation attained at retirement. The plan is contributory for pre-Medicare retirees, and will be contributory for all retiree coverage for most current employees, with contributions generally adjusted annually. Postretirement life insurance benefits are noncontributory and are limited to $10,000 per participant.

     The allocated accumulated postretirement benefit obligation accrued by the Company amounted to $1.7 million and $687 thousand at December 31, 1996 and January 4, 1996, respectively.

     The discount rate used in determining the allocated postretirement benefit obligation was 7.75 percent and 7.25 percent for 1996 and 1995, respectively. The assumed health care trend rate used was based on projected

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(9) POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)

experience for 1996 and 1997, 10 percent in 1998, gradually declining to 5.0 percent by the year 2001 and remaining at that level thereafter.

     A one percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 and January 4, 1996 by $56 thousand and $146 thousand, respectively.

     During 1995, the Company adopted certain severance-related policies to provide benefits, generally limited in time, to former or inactive employees after employment but before retirement. The effect of adopting these policies was immaterial.

(10) COMMITMENTS AND CONTINGENT LIABILITIES

     The Company is involved in various legal actions for which it establishes liabilities where appropriate. In the opinion of the Company's management, based upon the advice of legal counsel, the resolution of such litigation is not expected to have a material adverse effect on the consolidated financial statements.

     Although none of the Company or its joint venture projects have been identified as a "potentially responsible party" under Federal environmental guidelines, inherent in the ownership of or lending to real estate projects is the possibility that environmental pollution conditions may exist on or near or relate to properties owned or previously owned on properties securing loans. Where the Company has presently identified remediation costs, they have been taken into account in determining the cash flows and resulting valuations of the related real estate assets. Based on the Company's receipt and review of environmental reports on most of the projects in which it is involved, the Company believes its environmental exposure would be immaterial to its consolidated results of operations. However, the Company may be required in the future to take actions to remedy environmental exposures, and there can be no assurance that material environmental exposures will not develop or be identified in the future. The amount of future environmental costs is impossible to estimate due to, among other factors, the unknown magnitude of possible exposures, the unknown timing and extent of corrective actions that may be required, the determination of the Company's liability in proportion to others and the extent such costs may be covered by insurance or various environmental indemnification agreements.

     See the note captioned "Financial Instruments--Off-Balance-Sheet Risk" below for the discussion regarding the Company's loan commitments and standby financing agreements.

     The Company is liable for guaranty fund assessments related to certain unaffiliated insurance companies that have become insolvent during the years 1996 and prior. The Company's financial statements include provisions for all known assessments that are expected to be levied against the Company as well as an estimate of amounts (net of estimated future premium tax recoveries) that the Company believes it will be assessed in the future for which the life insurance industry has estimated the cost to cover losses to policyholders. The Company is also contingently liable for any future guaranty fund assessments related to insolvencies of unaffiliated insurance companies, for which the life insurance industry has been unable to estimate the cost to cover losses to policyholders. No specific amount can be reasonably estimated for such insolvencies as of December 31, 1996.

(11) FINANCIAL INSTRUMENTS--OFF-BALANCE-SHEET RISK

     At December 31, 1996, the Company had future legal loan commitments and stand-by financing agreements totaling $197.4 million to support the financing needs of various real estate investments. To the extent these arrangements are called upon, amounts loaned would be secured by assets of the joint ventures, including first mortgage liens on the real estate. The Company's criteria in making these arrangements are the same as for its mortgage loans and other real estate investments. The Company presently expects to fund approximately $39.6 million of these arrangements. These commitments are included in the Company's analysis of real estate-related reserves and write-downs. The fair values of loan commitments and standby financing agreements are estimated in conjunction with and using the same methodology as the fair value estimates of mortgage loans and other real estate-related investments.

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(12) DERIVATIVE FINANCIAL INSTRUMENTS

     The Company was party to derivative financial instruments in the normal course of business for other than trading purposes to hedge exposures in foreign currency fluctuations related to certain foreign fixed maturity securities held by the Company. The Company sold its interest in such securities during 1996. The following table summarizes various information regarding these derivative financial instruments as of January 4, 1996:

                                                                                                              WEIGHTED
                       (IN THOUSANDS)                                                             WEIGHTED     AVERAGE
                                                                                                  AVERAGE     REPRICING
                                                              NOTIONAL   CARRYING   ESTIMATED     YEARS TO    FREQUENCY
                      JANUARY 4, 1996                          AMOUNT     VALUE     FAIR VALUE   EXPIRATION    (DAYS)
                      ---------------                         --------   --------   ----------   ----------   ---------
Non-trading foreign exchange forward options................  $43,754      $112        $112         .32          30

     The Company's hedges relating to foreign currency exposure were implemented using forward contracts on foreign currencies. These are generally short-duration contracts with U.S. money-center banks. The Company records realized and unrealized gains and losses on such investments in net income on a current basis. The amounts of gain (loss) included in net income during 1996, 1995 and 1994 totaled $227 thousand, $(1.0) million and $6.4 million, respectively.

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS

     Fair value estimates are made at specific points in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. A significant portion of the Company's financial instruments are carried at fair value. (See note captioned "Invested Assets and Related Income".) Fair value estimates for financial instruments not carried at fair value are generally determined using discounted cash flow models and assumptions that are based on judgments regarding current and future economic conditions and the risk characteristics of the investments. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could significantly affect the estimates and such estimates should be used with care.

     Fair value estimates are determined for existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and certain liabilities that are not considered financial instruments. Accordingly, the aggregate fair value estimates presented do not represent the underlying value of the Company. For example, the Company's subsidiaries are not considered financial instruments, and their value has not been incorporated into the fair value estimates. In addition, tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

     The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

     Fixed maturities and equity securities: Fair values for fixed maturity securities and for equity securities were determined by using market quotations, or independent pricing services that use prices provided by market makers or estimates of fair values obtained from yield data relating to instruments or securities with similar characteristics, or fair value as determined in good faith by the Company's portfolio manager, ZKI.

     Cash and short-term investments: The carrying amounts reported in the consolidated balance sheet for these instruments approximate fair values.

     Mortgage loans and other real estate-related investments: Fair values for mortgage loans and other real estate-related investments were estimated based upon the investments observable market price, net of estimated costs to sell. The estimates of fair value should be used with care given the inherent difficulty of estimating the fair value of real estate due to the lack of a liquid quotable market.

     Other loans and investments: The carrying amounts reported in the consolidated balance sheet for these instruments approximate fair values. The fair values of policy loans were estimated by discounting the expected future cash flows using an interest rate charged on policy loans for similar policies currently being issued.

     Life policy benefits: Fair values of the life policy benefits regarding investment contracts (primarily deferred annuities) and universal life contracts were estimated by discounting gross benefit payments, net of contractual premiums, using the average crediting rate currently being offered in the marketplace for similar contracts with

            KEMPER INVESTORS LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(13) FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) maturities consistent with those remaining for the contracts being valued. The Company had projected its future average crediting rate in 1996 to be 4.75 percent, while the assumed average market crediting rate was 5.8 percent in 1996.

     The carrying values and estimated fair values of the Company's financial instruments at December 31, 1996 and January 4, 1996 were as follows:

                                                       December 31, 1996              January 4, 1996
                                                    ------------------------      ------------------------
                                                     Carrying        Fair          Carrying        Fair
                                                      Value         Value           Value         Value
                 (in thousands)                     ----------    ----------      ----------    ----------
Financial instruments recorded as assets:
  Fixed maturities(1)...........................    $3,866,431    $3,866,431      $3,749,323    $3,749,323
  Cash and short-term investments...............        74,472        74,472         398,326       398,326
  Mortgage loans and other real estate-related
     assets.....................................       267,713       267,713         288,940       288,940
  Policy loans..................................       288,302       288,302         289,390       289,390
  Other invested assets.........................        23,507        23,507          19,215        19,215
Financial instruments recorded as liabilities:
  Life policy benefits..........................     4,249,264     4,101,588       4,585,148     4,585,148

---------------
(1) Includes $112 thousand carrying value and fair value for January 4, 1996, of derivative securities used to hedge the foreign currency exposure on certain specific foreign fixed maturity investments.

(14) STOCKHOLDER'S EQUITY--RETAINED EARNINGS

     The maximum amount of dividends which can be paid by insurance companies domiciled in the State of Illinois to shareholders without prior approval of regulatory authorities is restricted. The maximum amount of dividends which can be paid by the Company without prior approval in 1997 is $40.9 million. The Company paid no cash dividends in 1996, 1995 or 1994.

     The Company's net income (loss) and stockholder's equity as determined in accordance with statutory accounting principles were as follows:

                                                                  1996          1995          1994
                       (in thousands)                           --------      --------      --------
Net income (loss)...........................................    $ 37,287      $(64,707)     $ 44,491
                                                                ========      ========      ========
Statutory surplus...........................................    $411,837      $383,374      $416,243
                                                                ========      ========      ========

                                  APPENDIX A

                        ILLUSTRATIONS OF CASH VALUES,
                              SURRENDER VALUES,
                                DEATH BENEFITS

     The tables in this Prospectus have been prepared to help show how values under Individual and Survivorship Policies change with investment experience. The tables illustrate how Cash Values, Surrender Values, and Death Benefits under a Policy issued on an Insured or Insureds of given ages would vary over time if the hypothetical gross investment rates of return were a uniform, after tax, annual rate of 0%, 6%, and 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12%, but fluctuates over or under those averages throughout the years, the Cash Values, Surrender Values and Death Benefits may be different.

     The amounts shown for the Cash Value, Surrender Value and Death Benefit as of each Policy anniversary reflect the fact that the net investment return on the assets held in the Subaccounts is lower than the gross return. This is because of a daily charge to the Subaccounts for assuming mortality and expense risks, which currently varies from 0.30% to 0.65% depending upon the cumulative amount of premiums paid, but is guaranteed not to exceed an effective annual rate of 0.90%. In addition, the net investment returns also reflect the deduction of the Fund investment advisory fees and other Fund expenses (.87%, the average of the actual and estimated fees and expenses including any caps or reimbursements). The tables also reflect applicable charges and deductions including a 3.0% deduction against premiums (1% of which represents the charge for federal taxes and 2.0% of which represents an estimated charge to approximate certain taxes and charges imposed by states and other jurisdictions), a monthly administrative charge of $20 per month for the first Policy Year and $5 per month thereafter, a daily Account Maintenance Fee which is equal to an effective annual charge of 0.45%, and monthly charges for providing insurance protection. For each hypothetical gross investment rate of return, tables are provided reflecting current and guaranteed cost of insurance charges. Hypothetical gross average investment rates of return of 0%, 6% and 12% correspond to the following approximate net annual investment rates of return of -1.52%, 4.48% and 10.48%, on a current basis. On a guaranteed basis, these rates of return would be -1.77%, 4.23% and 10.23%, respectively. Cost of insurance rates vary by issue age (or attained age in the case of increases in Specified Amount), sex, rating class and Policy Year and, therefore, are not reflected in the approximate net annual investment rate of return above.

     Values are shown for Policies which are issued to preferred nonsmoker Insureds. Values for Policies issued on a basis involving a higher mortality risk would result in lower Cash Values, Surrender Values and Death Benefits than those illustrated. Females generally have a more favorable rate structure than males.

     The tables also reflect the fact that no charges for Federal, state or other income taxes are currently made against the Separate Account. If such a charge is made in the future, it will take a higher gross rate of return than illustrated to produce the net after-tax returns shown in the tables.

     Upon request, KILICO will furnish an illustration based on the proposed Insured's or Insureds' age, sex and premium payment requested.

                                  INDIVIDUAL
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
         MALE PREFERRED NON-SMOKER $3,500. ANNUAL PREMIUM ISSUE AGE 40
                        $250,000 INITIAL DEATH BENEFIT:
                                                            OPTION A
                       VALUES--CURRENT COST OF INSURANCE



        PREMIUM          0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
          PAID       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
          PLUS    -----------------------------  -----------------------------  -------------------------------
POLICY  INTEREST  CASH      SURRENDER  DEATH     CASH      SURRENDER  DEATH     CASH       SURRENDER  DEATH
 YEAR    AT 5%    VALUE     VALUE      BENEFIT   VALUE     VALUE      BENEFIT   VALUE      VALUE      BENEFIT
------  --------  -----     -----      -------   -----     -----      -------   -----      -----      -------
  1      3,675     3,004      3,004    250,000    3,197      3,197    250,000     3,391      3,391     250,000
  2      7,534     6,103      6,103    250,000    6,683      6,683    250,000     7,286      7,286     250,000
  3      11,585    9,096      9,096    250,000    10,263    10,263    250,000    11,525     11,525     250,000
  4      15,840    12,003    12,003    250,000    13,959    13,959    250,000    16,161     16,161     250,000
  5      20,307    14,827    14,827    250,000    17,779    17,779    250,000    21,237     21,237     250,000
  6      24,997    17,574    17,574    250,000    21,732    21,732    250,000    26,802     26,802     250,000
  7      29,922    20,240    20,240    250,000    25,820    25,820    250,000    32,903     32,903     250,000
  8      35,093    22,829    22,829    250,000    30,049    30,049    250,000    39,595     39,595     250,000
  9      40,523    25,336    25,336    250,000    34,420    34,420    250,000    46,935     46,935     250,000
  10     46,224    27,760    27,760    250,000    38,936    38,936    250,000    54,987     54,987     250,000
  11     52,210    30,098    30,098    250,000    43,602    43,602    250,000    63,822     63,822     250,000
  12     58,495    32,343    32,343    250,000    48,414    48,414    250,000    73,515     73,515     250,000
  13     65,095    34,485    34,485    250,000    53,371    53,371    250,000    84,149     84,149     250,000
  14     72,025    36,524    36,524    250,000    58,478    58,478    250,000    95,824     95,824     250,000
  15     79,301    38,466    38,466    250,000    63,749    63,749    250,000    108,658    108,658    251,728
  16     86,941    40,187    40,187    250,000    69,078    69,078    250,000    122,643    122,643    275,690
  17     94,963    41,803    41,803    250,000    74,575    74,575    250,000    137,931    137,931    300,979
  18    103,387    43,326    43,326    250,000    80,259    80,259    250,000    154,652    154,652    327,739
  19    112,231    44,751    44,751    250,000    86,138    86,138    250,000    172,938    172,938    356,044
  20    121,517    46,073    46,073    250,000    92,216    92,216    250,000    192,929    192,929    386,070
  25    175,397    50,780    50,780    250,000   125,833    125,833   250,000    324,226    324,226    566,746
  30    244,163    51,196    51,196    250,000   166,206    166,206   257,570    528,311    528,311    818,724
  35    331,927    45,042    45,042    250,000   214,245    214,245   299,086    845,531    845,531   1,180,362
  40    443,939    27,476    27,476    250,000   269,374    269,374   345,579   1,332,621  1,332,621  1,709,620
  45       -         -          -         -         -          -         -          -          -          -

ASSUMPTIONS:

      (1) BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN MADE.

      (2)  VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

      (3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

      (4)  DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE
           REQUIREMENTS BASED ON CASH VALUE ACCUMULATION TEST.

      (5) THE MORTALITY AND EXPENSE RISK CHARGE IS 0.65% THROUGH POLICY YEAR 28, 0.50% THEREAFTER.

      (6) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   INDIVIDUAL
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
         MALE PREFERRED NON-SMOKER $3,500. ANNUAL PREMIUM ISSUE AGE 40
                        $250,000 INITIAL DEATH BENEFIT:
                                                          OPTION A
                      VALUES--GUARANTEED COST OF INSURANCE



        PREMIUM          0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
          PAID       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
          PLUS    -----------------------------  -----------------------------  -------------------------------
POLICY  INTEREST  CASH      SURRENDER  DEATH     CASH      SURRENDER  DEATH     CASH       SURRENDER  DEATH
 YEAR    AT 5%    VALUE     VALUE      BENEFIT   VALUE     VALUE      BENEFIT   VALUE      VALUE      BENEFIT
------  --------  -----     -----      -------   -----     -----      -------   -----      -----      -------
  1      3,675     2,524      2,524    250,000    2,702      2,702    250,000     2,880      2,880     250,000
  2      7,534     5,133      5,133    250,000    5,652      5,652    250,000     6,193      6,193     250,000
  3      11,585    7,647      7,647    250,000    8,676      8,676    250,000     9,793      9,793     250,000
  4      15,840    10,062    10,062    250,000    11,772    11,772    250,000    13,704     13,704     250,000
  5      20,307    12,380    12,380    250,000    14,944    14,944    250,000    17,958     17,958     250,000
  6      24,997    14,596    14,596    250,000    18,187    18,187    250,000    22,582     22,582     250,000
  7      29,922    16,708    16,708    250,000    21,500    21,500    250,000    27,611     27,611     250,000
  8      35,093    18,714    18,714    250,000    24,884    24,884    250,000    33,086     33,086     250,000
  9      40,523    20,614    20,614    250,000    28,340    28,340    250,000    39,050     39,050     250,000
  10     46,224    22,400    22,400    250,000    31,863    31,863    250,000    45,548     45,548     250,000
  11     52,210    24,071    24,071    250,000    35,454    35,454    250,000    52,637     52,637     250,000
  12     58,495    25,616    25,616    250,000    39,104    39,104    250,000    60,368     60,368     250,000
  13     65,095    27,023    27,023    250,000    42,804    42,804    250,000    68,801     68,801     250,000
  14     72,025    28,281    28,281    250,000    46,548    46,548    250,000    78,008     78,008     250,000
  15     79,301    29,375    29,375    250,000    50,322    50,322    250,000    88,065     88,065     250,000
  16     86,941    30,294    30,294    250,000    54,120    54,120    250,000    99,065     99,065     250,000
  17     94,963    31,024    31,024    250,000    57,932    57,932    250,000    111,112    111,112    250,000
  18    103,387    31,557    31,557    250,000    61,755    61,755    250,000    124,296    124,296    263,409
  19    112,231    31,882    31,882    250,000    65,584    65,584    250,000    138,577    138,577    285,302
  20    121,517    31,976    31,976    250,000    69,403    69,403    250,000    154,011    154,011    308,192
  21    131,268    31,815    31,815    250,000    73,197    73,197    250,000    170,680    170,680    332,108
  22    141,507    31,372    31,372    250,000    76,952    76,952    250,000    188,666    188,666    357,125
  23    152,257    30,609    30,609    250,000    80,643    80,643    250,000    208,051    208,051    383,293
  24    163,545    29,480    29,480    250,000    84,241    84,241    250,000    228,917    228,917    410,678
  25    175,397    27,931    27,931    250,000    87,716    87,716    250,000    251,348    251,348    439,357
  26    187,842    25,914    25,914    250,000    91,041    91,041    250,000    275,438    275,438    469,429
  27    200,909    23,382    23,382    250,000    94,194    94,194    250,000    301,296    301,296    500,965
  28    214,629    20,277    20,277    250,000    97,149    97,149    250,000    329,035    329,035    534,090
  29    229,036    16,538    16,538    250,000    99,878    99,878    250,000    358,781    358,781    568,883
  30    244,163    12,081    12,081    250,000   102,342    102,342   250,000    390,660    390,660    605,406
  31    260,046    6,777      6,777    250,000   104,479    104,479   250,000    424,782    424,782    643,757
  32    276,723      315        315    250,000   106,118    106,118   250,000    461,111    461,111    683,827
  33    294,234        0          0          0   107,329    107,329   250,000    499,986    499,986    726,230
  34       -         -          -         -      107,894    107,894   250,000    541,354    541,354    770,564
  35       -         -          -         -      107,666    107,666   250,000    585,295    585,295    817,071
  36       -         -          -         -      106,496    106,496   250,000    631,937    631,937    866,006
  37       -         -          -         -      104,207    104,207   250,000    681,428    681,428    917,542
  38       -         -          -         -      100,582    100,582   250,000    733,951    733,951    971,751
  39       -         -          -         -       95,358    95,358    250,000    789,727    789,727   1,028,935
  40       -         -          -         -       88,166    88,166    250,000    848,968    848,968   1,089,141


  41       -         -          -         -       78,471    78,471    250,000    911,836    911,836   1,152,560
  42       -         -          -         -       65,524    65,524    250,000    978,476    978,476   1,219,181
  43       -         -          -         -       48,253    48,253    250,000   1,048,975  1,048,975  1,289,190
  44       -         -          -         -       25,142    25,142    250,000   1,123,398  1,123,398  1,362,682
  45       -         -          -         -            0         0          0   1,201,842  1,201,842  1,440,047
  46       -         -          -         -         -          -         -      1,284,489  1,284,489  1,521,477
  47       -         -          -         -         -          -         -      1,371,588  1,371,588  1,607,364
  48       -         -          -         -         -          -         -      1,463,465  1,463,465  1,697,912
  49       -         -          -         -         -          -         -      1,560,569  1,560,569  1,793,562
  50       -         -          -         -         -          -         -      1,663,387  1,663,387  1,894,598
  51       -         -          -         -         -          -         -      1,772,527  1,772,527  2,001,183
  52       -         -          -         -         -          -         -      1,888,731  1,888,731  2,113,679
  53       -         -          -         -         -          -         -      2,012,879  2,012,879  2,232,484
  54       -         -          -         -         -          -         -      2,146,116  2,146,116  2,357,938
  55       -         -          -         -         -          -         -      2,289,459  2,289,459  2,489,787
  56       -         -          -         -         -          -         -      2,443,373  2,443,373  2,627,847
  57       -         -          -         -         -          -         -      2,607,393  2,607,393  2,770,355
  58       -         -          -         -         -          -         -      2,777,861  2,777,861  2,913,976
  59       -         -          -         -         -          -         -      2,950,845  2,950,845  3,058,846
  60       -         -          -         -         -          -         -      3,166,198  3,166,198  3,250,102

ASSUMPTIONS:

      (1) BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN MADE.

      (2)  VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

      (3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

      (4)  DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE
           REQUIREMENTS BASED ON CASH VALUE ACCUMULATION TEST.

      (5)  THE MORTALITY AND EXPENSE RISK CHARGE IS 0.90% IN ALL POLICY
           YEARS.

      (5) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   INDIVIDUAL
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
         MALE PREFERRED NON-SMOKER $3,500. ANNUAL PREMIUM ISSUE AGE 40
                        $250,000 INITIAL DEATH BENEFIT:
                                                           OPTION A
                       VALUES--CURRENT COST OF INSURANCE



        PREMIUM          0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
          PAID       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
          PLUS    -----------------------------  -----------------------------  -------------------------------
POLICY  INTEREST      CASH  SURRENDER     DEATH      CASH  SURRENDER     DEATH       CASH  SURRENDER      DEATH
 YEAR    AT 5%       VALUE      VALUE   BENEFIT     VALUE      VALUE   BENEFIT      VALUE      VALUE    BENEFIT
------  --------  --------  ---------  --------  --------  ---------  --------  ---------  ---------  ---------
  1        3,675     3,004      3,004   250,000     3,197      3,197   250,000      3,391      3,391    250,000
  2        7,534     6,103      6,103   250,000     6,683      6,683   250,000      7,286      7,286    250,000
  3       11,585     9,096      9,096   250,000    10,263     10,263   250,000     11,525     11,525    250,000
  4       15,840    12,003     12,003   250,000    13,959     13,959   250,000     16,161     16,161    250,000
  5       20,307    14,827     14,827   250,000    17,779     17,779   250,000     21,237     21,237    250,000
  6       24,997    17,574     17,574   250,000    21,732     21,732   250,000     26,802     26,802    250,000
  7       29,922    20,240     20,240   250,000    25,820     25,820   250,000     32,903     32,903    250,000
  8       35,093    22,829     22,829   250,000    30,049     30,049   250,000     39,595     39,595    250,000
  9       40,523    25,336     25,336   250,000    34,420     34,420   250,000     46,935     46,935    250,000
  10      46,224    27,760     27,760   250,000    38,936     38,936   250,000     54,987     54,987    250,000
  11      52,210    30,098     30,098   250,000    43,602     43,602   250,000     63,822     63,822    250,000
  12      58,495    32,343     32,343   250,000    48,414     48,414   250,000     73,515     73,515    250,000
  13      65,095    34,485     34,485   250,000    53,371     53,371   250,000     84,149     84,149    250,000
  14      72,025    36,524     36,524   250,000    58,478     58,478   250,000     95,824     95,284    250,000
  15      79,301    38,466     38,466   250,000    63,749     63,749   250,000    108,658    108,658    250,000
  16      86,941    40,187     40,187   250,000    69,078     69,078   250,000    122,693    122,693    250,000
  17      94,963    41,803     41,803   250,000    74,575     74,575   250,000    138,148    138,148    250,000
  18     103,387    43,326     43,326   250,000    80,259     80,259   250,000    155,189    155,189    250,000
  19     112,231    44,751     44,751   250,000    86,138     86,138   250,000    173,992    173,992    250,000
  20     121,517    46,073     46,073   250,000    92,216     92,216   250,000    194,744    194,744    260,956
  25     175,397    50,780     50,780   250,000   125,833    125,833   250,000    333,598    333,598    406,989
  30     244,163    51,196     51,196   250,000   166,249    166,249   250,000    556,461    556,461    645,495
  35     331,927    45,042     45,042   250,000   217,236    217,236   250,000    917,418    917,418    981,638
  40     443,939    27,476     27,476   250,000   283,099    283,099   297,254  1,501,814  1,501,814  1,576,905

ASSUMPTIONS:

      (1) BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN MADE.

      (2)  VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

      (3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

      (4)  DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE
           REQUIREMENTS BASED ON GUIDELINE PREMIUM TEST.

      (5) THE MORTALITY AND EXPENSE RISK CHARGE IS 0.65% THROUGH POLICY YEAR 28, 0.50% THEREAFTER.

      (6) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   INDIVIDUAL
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
         MALE PREFERRED NON-SMOKER $3,500. ANNUAL PREMIUM ISSUE AGE 40
                        $250,000 INITIAL DEATH BENEFIT:
                                                           OPTION A
                      VALUES--GUARANTEED COST OF INSURANCE




        PREMIUM          0% HYPOTHETICAL                6% HYPOTHETICAL                12% HYPOTHETICAL
          PAID       GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN
          PLUS    -----------------------------  -----------------------------  -------------------------------
POLICY  INTEREST  CASH      SURRENDER  DEATH     CASH      SURRENDER  DEATH     CASH       SURRENDER  DEATH
 YEAR    AT 5%    VALUE     VALUE      BENEFIT   VALUE     VALUE      BENEFIT   VALUE      VALUE      BENEFIT
------  --------  -----     -----      -------   -----     -----      -------   -----      -----      -------
  1        3,675     2,524      2,524   250,000     2,702      2,702   250,000      2,880      2,880    250,000
  2        7,534     5,133      5,133   250,000     5,652      5,652   250,000      6,193      6,193    250,000
  3       11,585     7,647      7,647   250,000     8,676      8,676   250,000      9,793      9,793    250,000
  4       15,840    10,062     10,062   250,000    11,772     11,772   250,000     13,704     13,704    250,000
  5       20,307    12,380     12,380   250,000    14,944     14,944   250,000     17,958     17,958    250,000
  6       24,997    14,596     14,596   250,000    18,187     18,187   250,000     22,582     22,582    250,000
  7       29,922    16,708     16,708   250,000    21,500     21,500   250,000     27,611     27,611    250,000
  8       35,093    18,714     18,714   250,000    24,884     24,884   250,000     33,086     33,086    250,000
  9       40,523    20,614     20,614   250,000    28,340     28,340   250,000     39,050     39,050    250,000
  10      46,224    22,400     22,400   250,000    31,863     31,863   250,000     45,548     45,548    250,000
  11      52,210    24,071     24,071   250,000    35,454     35,454   250,000     52,637     52,637    250,000
  12      58,495    25,616     25,616   250,000    39,104     39,104   250,000     60,368     60,368    250,000
  13      65,095    27,023     27,023   250,000    42,804     42,804   250,000     68,801     68,801    250,000
  14      72,025    28,281     28,281   250,000    46,548     46,548   250,000     78,008     78,008    250,000
  15      79,301    29,375     29,375   250,000    50,322     50,322   250,000     88,065     88,065    250,000
  16      86,941    30,294     30,294   250,000    54,120     54,120   250,000     99,065     99,065    250,000
  17      94,963    31,024     31,024   250,000    57,932     57,932   250,000    111,112    111,112    250,000
  18     103,387    31,557     31,557   250,000    61,755     61,755   250,000    124,332    124,332    250,000
  19     112,231    31,882     31,882   250,000    65,584     65,584   250,000    138,869    138,869    250,000
  20     121,517    31,976     31,976   250,000    69,403     69,403   250,000    154,881    154,881    250,000
  21     131,268    31,815     31,815   250,000    73,197     73,197   250,000    172,556    172,556    250,000
  22     141,507    31,372     31,372   250,000    76,952     76,952   250,000    192,116    192,116    250,000
  23     152,257    30,609     30,609   250,000    80,643     80,643   250,000    213,705    213,705    269,269
  24     163,545    29,480     29,480   250,000    84,241     84,241   250,000    237,296    237,296    294,248
  25     175,397    27,931     27,931   250,000    87,716     87,716   250,000    263,068    263,068    320,943
  26     187,842    25,914     25,914   250,000    91,041     91,041   250,000    291,231    291,231    349,477
  27     200,909    23,382     23,382   250,000    94,194     94,194   250,000    321,946    321,946    383,115
  28     214,629    20,277     20,277   250,000    97,149     97,149   250,000    355,441    355,441    419,420
  29     229,036    16,538     16,538   250,000    99,878     99,878   250,000    391,965    391,965    458,599
  30     244,163    12,081     12,081   250,000   102,342    102,342   250,000    431,791    431,791    500,878
  31     260,046     6,777      6,777   250,000   104,479    104,479   250,000    475,208    475,208    546,490
  32     276,723       315        315   250,000   106,118    106,118   250,000    522,697    522,697    590,647
  33     294,234         0          0         0   107,329    107,329   250,000    574,787    574,787    638,014
  34          --        --         --        --   107,894    107,894   250,000    631,971    631,971    688,849
  35          --        --         --        --   107,666    107,666   250,000    694,886    694,886    743,528
  36          --        --         --        --   106,496    106,496   250,000    764,304    764,304    802,520
  37          --        --         --        --   104,207    104,207   250,000    840,025    840,025    882,027
  38          --        --         --        --   100,582    100,582   250,000    922,575    922,575    968,704
  39          --        --         --        --    95,358     95,358   250,000  1,012,522  1,012,522  1,063,148
  40          --        --         --        --    88,166     88,166   250,000  1,110,463  1,110,463  1,165,986

  41          --        --         --        --    78,471     78,471   250,000  1,217,017  1,217,017  1,277,867
  42          --        --         --        --    65,524     65,524   250,000  1,332,819  1,332,819  1,399,460
  43          --        --         --        --    48,253     48,253   250,000  1,458,510  1,458,510  1,531,436
  44          --        --         --        --    25,142     25,142   250,000  1,594,734  1,594,734  1,674,470
  45          --        --         --        --         0          0         0  1,742,156  1,742,156  1,829,264
  46          --        --         --        --        --         --        --  1,901,474  1,901,474  1,996,548
  47          --        --         --        --        --         --        --  2,073,421  2,073,421  2,177,092
  48          --        --         --        --        --         --        --  2,258,753  2,258,753  2,371,691
  49          --        --         --        --        --         --        --  2,458,276  2,458,276  2,581,190
  50          --        --         --        --        --         --        --  2,672,781  2,672,781  2,806,420
  51          --        --         --        --        --         --        --  2,903,027  2,903,027  3,048,178
  52          --        --         --        --        --         --        --  3,158,262  3,158,262  3,284,593
  53          --        --         --        --        --         --        --  3,442,794  3,442,794  3,546,078
  54          --        --         --        --        --         --        --  3,761,966  3,761,966  3,837,205
  55          --        --         --        --        --         --        --  4,122,515  4,122,515  4,163,740
  56          --        --         --        --        --         --        --  4,529,361  4,529,361  4,529,361
  57          --        --         --        --        --         --        --  4,975,996  4,975,996  4,975,996
  58          --        --         --        --        --         --        --  5,466,313  5,466,313  5,466,313
  59          --        --         --        --        --         --        --  6,004,582  6,004,582  6,004,582
  60          --        --         --        --        --         --        --  6,595,494  6,595,494  6,595,494

ASSUMPTIONS:

      (1) BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN MADE.

      (2)  VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

      (3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

      (4)  DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE
           REQUIREMENTS BASED ON GUIDELINE PREMIUM TEST.

      (5)  THE MORTALITY AND EXPENSE RISK CHARGE IS 0.09% IN ALL POLICY
           YEARS.

      (6) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   INDIVIDUAL
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
         MALE PREFERRED NON-SMOKER $35,000. ANNUAL PREMIUM ISSUE AGE 60
                       $1,000,000 INITIAL DEATH BENEFIT:
                                                           OPTION A
                       VALUES--CURRENT COST OF INSURANCE



         PREMIUM          0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
          PAID        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
          PLUS     ------------------------------  -------------------------------  ----------------------------------
POLICY  INTEREST   CASH      SURRENDER  DEATH      CASH       SURRENDER  DEATH      CASH        SURRENDER   DEATH
 YEAR     AT 5%    VALUE     VALUE      BENEFIT    VALUE      VALUE      BENEFIT    VALUE       VALUE       BENEFIT
------  ---------  -----     -----      -------    -----      -----      -------    -----       -----       -------
  1      36,750     31,282    31,282    1,000,000   33,255     33,255    1,000,000    35,230      35,230    1,000,000
  2      75,338     61,441    61,441    1,000,000   67,336     67,336    1,000,000    73,471      73,471    1,000,000
  3      115,854    90,209    90,209    1,000,000   101,994    101,994   1,000,000   114,758     114,758    1,000,000
  4      158,397   117,883    117,883   1,000,000   137,551    137,551   1,000,000   159,725     159,725    1,000,000
  5      203,067   144,337    144,337   1,000,000   173,920    173,920   1,000,000   208,655     208,655    1,000,000
  6      249,970   170,102    170,102   1,000,000   211,672    211,672   1,000,000   262,527     262,527    1,000,000
  7      299,219   194,900    194,900   1,000,000   250,607    250,607   1,000,000   321,641     321,641    1,000,000
  8      350,930   218,897    218,897   1,000,000   291,025    291,025   1,000,000   386,930     386,930    1,000,000
  9      405,226   241,914    241,914   1,000,000   332,811    332,811   1,000,000   458,896     458,896    1,000,000
  10     462,238   263,682    263,682   1,000,000   375,831    375,831   1,000,000   538,211     538,211    1,000,000
  11     522,099   283,903    283,903   1,000,000   419,967    419,967   1,000,000   625,737     625,737    1,000,000
  12     584,954   302,756    302,756   1,000,000   465,534    465,534   1,000,000   722,494     722,494    1,071,459
  13     650,952   320,199    320,199   1,000,000   512,699    512,699   1,000,000   828,137     828,137    1,202,869
  14     720,250   336,372    336,372   1,000,000   561,801    561,801   1,000,000   943,481     943,481    1,342,951
  15     793,012   350,915    350,915   1,000,000   613,248    613,248   1,000,000  1,069,894   1,069,894   1,493,571
  16     869,413   363,807    363,807   1,000,000   667,121    667,121   1,000,000  1,207,700   1,207,700   1,655,032
  17     949,633   375,366    375,366   1,000,000   724,020    724,020   1,000,000  1,358,163   1,358,163   1,828,766
  18    1,033,865  385,478    385,478   1,000,000   783,812    783,812   1,037,767  1,522,381   1,522,381   2,015,633
  19    1,122,308  394,030    394,030   1,000,000   845,439    845,439   1,101,523  1,701,554   1,701,554   2,216,955
  20    1,215,174  400,894    400,894   1,000,000   908,941    908,941   1,166,080  1,897,003   1,897,003   2,433,665
  25    1,753,971  404,323    404,323   1,000,000  1,256,604  1,256,604  1,505,662  3,174,708   3,174,708   3,803,935
  30    2,441,628  326,917    326,917   1,000,000  1,659,586  1,659,586  1,890,268  5,143,456   5,143,456   5,858,396
  35    3,319,271   33,564    33,564    1,000,000  2,123,895  2,123,895  2,309,736  8,163,406   8,163,406   8,877,704
  40        -         -          -          -      2,696,073  2,696,073  2,767,519  12,972,611  12,972,611  13,316,386
  45        -         -          -          -          -          -          -          -           -           -

ASSUMPTIONS:

      (1)  BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS
           HAVE BEEN MADE.
      (2)  VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.
      (3)  NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL
           GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.
      (4)  DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE
           REQUIREMENTS BASED ON CASH VALUE ACCUMULATION TEST.
      (5)  THE MORTALITY AND EXPENSE RISK CHARGE IS 0.65% THROUGH POLICY
           YEAR 2, 0.50% IN POLICY YEARS 3 THROUGH 7, 0.40% IN POLICY YEARS 8 THROUGH 14, AND 0.30% THEREAFTER.
      (6) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   INDIVIDUAL
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
         MALE PREFERRED NON-SMOKER $35,000. ANNUAL PREMIUM ISSUE AGE 60
                       $1,000,000 INITIAL DEATH BENEFIT:
                                                           OPTION A
                      VALUES--GUARANTEED COST OF INSURANCE


         PREMIUM
          PAID            0% HYPOTHETICAL                 6% HYPOTHETICAL                 12% HYPOTHETICAL
          PLUS        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
                   ------------------------------  ------------------------------  -------------------------------
POLICY  INTEREST     CASH      SURRENDER  DEATH      CASH      SURRENDER  DEATH      CASH       SURRENDER  DEATH
 YEAR     AT 5%      VALUE     VALUE      BENEFIT    VALUE     VALUE      BENEFIT    VALUE      VALUE      BENEFIT
------  ---------    -----     -----      -------    -----     -----      -------    -----      -----      -------
  1      36,750     20,767    20,767    1,000,000   22,407     22,407   1,000,000   24,055     24,055    1,000,000
  2      75,338     40,267    40,267    1,000,000   44,862     44,862   1,000,000   49,674     49,674    1,000,000
  3      115,854    58,212    58,212    1,000,000   67,069     67,069   1,000,000   76,735     76,735    1,000,000
  4      158,397    74,470    74,470    1,000,000   88,881     88,881   1,000,000   105,288    105,288   1,000,000
  5      203,067    88,901    88,901    1,000,000  110,148    110,148   1,000,000   135,401    135,401   1,000,000
  6      249,970   101,385   101,385    1,000,000  130,738    130,738   1,000,000   167,202    167,202   1,000,000
  7      299,219   111,829   111,829    1,000,000  150,556    150,556   1,000,000   200,897    200,897   1,000,000
  8      350,930   120,106   120,106    1,000,000  169,479    169,479   1,000,000   236,725    236,725   1,000,000
  9      405,226   126,086   126,086    1,000,000  187,388    187,388   1,000,000   275,001    275,001   1,000,000
  10     462,238   129,567   129,567    1,000,000  204,106    204,106   1,000,000   316,078    316,078   1,000,000
  11     522,099   130,212   130,212    1,000,000  219,338    219,338   1,000,000   360,317    360,317   1,000,000
  12     584,954   127,060   127,060    1,000,000  232,228    232,228   1,000,000   407,778    407,778   1,000,000
  13     650,952   120,570   120,570    1,000,000  243,205    243,205   1,000,000   459,746    459,746   1,000,000
  14     720,250   109,477   109,477    1,000,000  251,195    251,195   1,000,000   516,613    516,613   1,000,000
  15     793,012    92,957    92,957    1,000,000  255,511    255,511   1,000,000   579,440    579,440   1,000,000
  16     869,413    70,219    70,219    1,000,000  255,507    255,507   1,000,000   649,778    649,778   1,000,000
  17     949,633    40,313    40,313    1,000,000  250,395    250,395   1,000,000   729,684    729,684   1,000,000
  18    1,033,865   2,117      2,117    1,000,000  239,237    239,237   1,000,000   818,424    818,424   1,083,593
  19    1,122,308     0          0          0      220,898    220,898   1,000,000   912,936    912,936   1,189,464
  20       --         --        --         --      193,757    193,757   1,000,000  1,013,571  1,013,571  1,300,310
  21       --         --        --         --      155,446    155,446   1,000,000  1,120,625  1,120,625  1,416,470
  22       --         --        --         --      102,634    102,634   1,000,000  1,234,376  1,234,376  1,538,032
  23       --         --        --         --       30,557     30,557   1,000,000  1,355,025  1,355,025  1,665,326
  24       --         --        --         --         0          0          0      1,482,742  1,482,742  1,798,566
  25       --         --        --         --         --        --         --      1,617,731  1,617,731  1,938,366
  26       --         --        --         --         --        --         --      1,760,313  1,760,313  2,085,091
  27       --         --        --         --         --        --         --      1,910,902  1,910,902  2,239,386
  28       --         --        --         --         --        --         --      2,070,032  2,070,032  2,401,651
  29       --         --        --         --         --        --         --      2,238,420  2,238,420  2,572,616
  30       --         --        --         --         --        --         --      2,416,855  2,416,855  2,752,798
  31       --         --        --         --         --        --         --      2,606,320  2,606,320  2,942,535
  32       --         --        --         --         --        --         --      2,808,014  2,808,014  3,142,448
  33       --         --        --         --         --        --         --      3,023,366  3,023,366  3,353,215
  34       --         --        --         --         --        --         --      3,254,229  3,254,229  3,575,422
  35       --         --        --         --         --        --         --      3,502,296  3,502,296  3,808,747
  36       --         --        --         --         --        --         --      3,768,422  3,768,422  4,052,938
  37       --         --        --         --         --        --         --      4,052,024  4,052,024  4,305,276
  38       --         --        --         --         --        --         --      4,347,485  4,347,485  4,560,512
  39       --         --        --         --         --        --         --      4,648,632  4,648,632  4,818,772
  40       --         --        --         --         --        --         --      5,018,579  5,018,579  5,151,571

ASSUMPTIONS:

      (1) BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN MADE.
      (2)  VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.
      (3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.
      (4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON CASH VALUE ACCUMULATION TEST.
      (5)  THE MORTALITY AND EXPENSE RISK CHARGE IS 0.90% IN ALL POLICY
           YEARS.
      (6) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.



THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   INDIVIDUAL
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
         MALE PREFERRED NON-SMOKER $35,000. ANNUAL PREMIUM ISSUE AGE 60
                       $1,000,000 INITIAL DEATH BENEFIT:
                                                           OPTION A
                       VALUES--CURRENT COST OF INSURANCE


         PREMIUM
          PAID            0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
          PLUS        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                   ------------------------------  -------------------------------  ----------------------------------
POLICY  INTEREST     CASH      SURRENDER  DEATH      CASH       SURRENDER  DEATH      CASH        SURRENDER   DEATH
 YEAR     AT 5%      VALUE     VALUE      BENEFIT    VALUE      VALUE      BENEFIT    VALUE       VALUE       BENEFIT
------  ---------    -----     -----      -------    -----      -----      -------    -----       -----       -------
  1      36,750     31,282    31,282    1,000,000   33,255     33,255    1,000,000    35,230      35,230    1,000,000
  2      75,338     61,441    61,441    1,000,000   67,336     67,336    1,000,000    73,471      73,471    1,000,000
  3      115,854    90,209    90,209    1,000,000   101,994    101,994   1,000,000   114,758     114,758    1,000,000
  4      158,397   117,883    117,883   1,000,000   137,551    137,551   1,000,000   159,725     159,725    1,000,000
  5      203,067   144,337    144,337   1,000,000   173,920    173,920   1,000,000   208,655     208,655    1,000,000
  6      249,970   170,102    170,102   1,000,000   211,672    211,672   1,000,000   262,527     262,527    1,000,000
  7      299,219   194,900    194,900   1,000,000   250,607    250,607   1,000,000   321,641     321,641    1,000,000
  8      350,930   218,897    218,897   1,000,000   291,025    291,025   1,000,000   386,930     386,930    1,000,000
  9      405,226   241,914    241,914   1,000,000   332,811    332,811   1,000,000   458,896     458,896    1,000,000
  10     462,238   263,682    263,682   1,000,000   375,831    375,831   1,000,000   538,211     538,211    1,000,000
  11     522,099   283,903    283,903   1,000,000   419,967    419,967   1,000,000   625,737     625,737    1,000,000
  12     584,954   302,756    302,756   1,000,000   465,534    465,534   1,000,000   722,839     722,839    1,000,000
  13     650,952   320,199    320,199   1,000,000   512,699    512,699   1,000,000   830,992     830,992    1,000,000
  14     720,250   336,372    336,372   1,000,000   561,801    561,801   1,000,000   951,901     951,901    1,037,572
  15     793,012   350,915    350,915   1,000,000   613,248    613,248   1,000,000  1,086,568   1,086,568   1,162,628
  16     869,413   363,807    363,807   1,000,000   667,121    667,121   1,000,000  1,235,362   1,235,362   1,297,130
  17     949,633   375,366    375,366   1,000,000   724,020    724,020   1,000,000  1,399,258   1,399,258   1,469,221
  18    1,033,865  385,478    385,478   1,000,000   784,378    784,378   1,000,000  1,579,748   1,579,748   1,658,735
  19    1,122,308  394,030    394,030   1,000,000   848,733    848,733   1,000,000  1,778,459   1,778,459   1,867,382
  20    1,215,174  400,894    400,894   1,000,000   917,748    917,748   1,000,000  1,997,172   1,997,172   2,097,030
  25    1,753,971  404,323    404,323   1,000,000  1,316,496  1,316,496  1,382,321  3,465,371   3,465,371   3,638,640
  30    2,441,628  326,917    326,917   1,000,000  1,794,960  1,794,960  1,884,708  5,810,938   5,810,938   6,101,485
  35    3,319,271   33,564    33,564    1,000,000  2,383,558  2,383,558  2,407,393  9,612,153   9,612,153   9,708,275
  40        -         -          -          -      3,146,397  3,146,397  3,146,397  15,979,843  15,979,843  15,979,843
  45        -         -          -          -          -          -          -          -           -           -

ASSUMPTIONS:

      (1)  BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS
           HAVE BEEN MADE.
      (2)  VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.
      (3)  NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL
           GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.
      (4)  DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE
           REQUIREMENTS BASED ON GUIDELINE PREMIUM TEST.
      (5)  THE MORTALITY AND EXPENSE RISK CHARGE IS 0.65% THROUGH POLICY
           YEAR 2, 0.50% IN POLICY YEARS 3 THROUGH 7, 0.40% IN POLICY YEARS 8 THROUGH 14, AND 0.30% THEREAFTER.
      (6) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   INDIVIDUAL
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
         MALE PREFERRED NON-SMOKER $35,000. ANNUAL PREMIUM ISSUE AGE 60
                       $1,000,000 INITIAL DEATH BENEFIT:
                                                           OPTION A
                      VALUES--GUARANTEED COST OF INSURANCE


         PREMIUM
          PAID            0% HYPOTHETICAL                 6% HYPOTHETICAL                 12% HYPOTHETICAL
          PLUS        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
                   ------------------------------  ------------------------------  -------------------------------
POLICY  INTEREST     CASH      SURRENDER  DEATH      CASH      SURRENDER  DEATH      CASH       SURRENDER  DEATH
 YEAR     AT 5%      VALUE     VALUE      BENEFIT    VALUE     VALUE      BENEFIT    VALUE      VALUE      BENEFIT
------  ---------    -----     -----      -------    -----     -----      -------    -----      -----      -------
  1      36,750     20,767    20,767    1,000,000   22,407    22,407    1,000,000   24,055     24,055    1,000,000
  2      75,338     40,267    40,267    1,000,000   44,862    44,862    1,000,000   49,674     49,674    1,000,000
  3      115,854    58,212    58,212    1,000,000   67,069    67,069    1,000,000   76,735     76,735    1,000,000
  4      158,397    74,470    74,470    1,000,000   88,881    88,881    1,000,000   105,288    105,288   1,000,000
  5      203,067    88,901    88,901    1,000,000  110,148    110,148   1,000,000   135,401    135,401   1,000,000
  6      249,970   101,385    101,385   1,000,000  130,738    130,738   1,000,000   167,202    167,202   1,000,000
  7      299,219   111,829    111,829   1,000,000  150,556    150,556   1,000,000   200,897    200,897   1,000,000
  8      350,930   120,106    120,106   1,000,000  169,479    169,479   1,000,000   236,725    236,725   1,000,000
  9      405,226   126,086    126,086   1,000,000  187,388    187,388   1,000,000   275,001    275,001   1,000,000
  10     462,238   129,567    129,567   1,000,000  204,106    204,106   1,000,000   316,078    316,078   1,000,000
  11     522,099   130,212    130,212   1,000,000  219,338    219,338   1,000,000   360,317    360,317   1,000,000
  12     584,954   127,060    127,060   1,000,000  232,228    232,228   1,000,000   407,778    407,778   1,000,000
  13     650,952   120,570    120,570   1,000,000  243,205    243,205   1,000,000   459,746    459,746   1,000,000
  14     720,250   109,477    109,477   1,000,000  251,195    251,195   1,000,000   516,613    516,613   1,000,000
  15     793,012    92,957    92,957    1,000,000  255,511    255,511   1,000,000   579,440    579,440   1,000,000
  16     869,413    70,219    70,219    1,000,000  255,507    255,507   1,000,000   649,778    649,778   1,000,000
  17     949,633    40,313    40,313    1,000,000  250,395    250,395   1,000,000   729,684    729,684   1,000,000
  18    1,033,865   2,117      2,117    1,000,000  239,237    239,237   1,000,000   821,899    821,899   1,000,000
  19    1,122,308       0          0        0      220,898    220,898   1,000,000   930,055    930,055   1,000,000
  20       --         --        --         --      193,757    193,757   1,000,000  1,053,716  1,053,716  1,106,402
  21       --         --        --         --      155,446    155,446   1,000,000  1,188,398  1,188,398  1,247,818
  22       --         --        --         --      102,634    102,634   1,000,000  1,334,933  1,334,933  1,401,680
  23       --         --        --         --       30,557    30,557    1,000,000  1,494,171  1,494,171  1,568,880
  24       --         --        --         --         0          0          0      1,666,969  1,666,969  1,750,318
  25       --         --        --         --         --        --         --      1,854,214  1,854,214  1,946,925
  26       --         --        --         --         --        --         --      2,056,832  2,056,832  2,159,673
  27       --         --        --         --         --        --         --      2,275,790  2,275,790  2,389,580
  28       --         --        --         --         --        --         --      2,512,089  2,512,089  2,637,694
  29       --         --        --         --         --        --         --      2,766,788  2,766,788  2,905,127
  30       --         --        --         --         --        --         --      3,040,935  3,040,935  3,192,982
  31       --         --        --         --         --        --         --      3,335,542  3,335,542  3,502,319
  32       --         --        --         --         --        --         --      3,661,468  3,661,468  3,807,927
  33       --         --        --         --         --        --         --      4,024,027  4,024,027  4,144,748
  34       --         --        --         --         --        --         --      4,429,824  4,429,824  4,518,420
  35       --         --        --         --         --        --         --      4,887,186  4,887,186  4,936,058
  36       --         --        --         --         --        --         --      5,402,360  5,402,360  5,402,360
  37       --         --        --         --         --        --         --      5,967,918  5,967,918  5,967,918
  38       --         --        --         --         --        --         --      6,588,788  6,588,788  6,588,788
  39       --         --        --         --         --        --         --      7,270,379  7,270,379  7,270,379
  40       --         --        --         --         --        --         --      8,018,629  8,018,629  8,018,629

ASSUMPTIONS:

      (1) BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN MADE.
      (2)  VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.
      (3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.
      (4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON GUIDELINE PREMIUM TEST.
      (5)  THE MORTALITY AND EXPENSE RISK CHARGE IS 0.90% IN ALL POLICY
           YEARS.
      (6) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  SURVIVORSHIP
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE PREFERRED NON-SMOKER ISSUE AGE 45
                    FEMALE PREFERRED NON-SMOKER ISSUE AGE 40
                             ANNUAL PREMIUM $9,500
                       $1,000,000 INITIAL DEATH BENEFIT:
                                                          OPTION A
                       VALUES--CURRENT COST OF INSURANCE



         PREMIUM          0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
          PAID        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
          PLUS     ------------------------------  -------------------------------  ----------------------------------
POLICY  INTEREST     CASH      SURRENDER  DEATH      CASH       SURRENDER  DEATH      CASH        SURRENDER   DEATH
 YEAR     AT 5%      VALUE     VALUE      BENEFIT    VALUE      VALUE      BENEFIT    VALUE       VALUE       BENEFIT
------  ---------    -----     -----      -------    -----      -----      -------    -----       -----       -------
  1       9,975     8,698      8,698    1,000,000    9,240      9,240    1,000,000    9,782       9,782     1,000,000
  2      20,449     17,404    17,404    1,000,000   19,038     19,038    1,000,000    20,737      20,737    1,000,000
  3      31,446     25,939    25,939    1,000,000   29,231     29,231    1,000,000    32,791      32,791    1,000,000
  4      42,993     34,307    34,307    1,000,000   39,836     39,836    1,000,000    46,055      46,055    1,000,000
  5      55,118     42,511    42,511    1,000,000   50,870     50,870    1,000,000    60,652      60,652    1,000,000
  6      67,849     50,554    50,554    1,000,000   62,349     62,349    1,000,000    76,714      76,714    1,000,000
  7      81,217     58,433    58,433    1,000,000   74,286     74,286    1,000,000    94,382      94,382    1,000,000
  8      95,252     66,135    66,135    1,000,000   86,682     86,682    1,000,000   113,801     113,801    1,000,000
  9      109,990    73,665    73,665    1,000,000   99,558     99,558    1,000,000   135,150     135,150    1,000,000
  10     125,464    81,028    81,028    1,000,000   112,936    112,936   1,000,000   158,624     158,624    1,000,000
  11     141,713    88,368    88,368    1,000,000   127,023    127,023   1,000,000   184,695     184,695    1,000,000
  12     158,773    95,576    95,576    1,000,000   141,702    141,702   1,000,000   213,425     213,425    1,000,000
  13     176,687   102,653    102,653   1,000,000   156,998    156,998   1,000,000   245,086     245,086    1,000,000
  14     195,496   109,603    109,603   1,000,000   172,936    172,936   1,000,000   279,976     279,976    1,000,000
  15     215,246   116,428    116,428   1,000,000   189,543    189,543   1,000,000   318,426     318,426    1,000,000
  16     235,983   123,130    123,130   1,000,000   206,848    206,848   1,000,000   360,799     360,799    1,005,799
  17     257,758   129,669    129,669   1,000,000   224,839    224,839   1,000,000   407,451     407,451    1,094,454
  18     280,621   136,035    136,035   1,000,000   243,539    243,539   1,000,000   458,797     458,797    1,187,825
  19     304,627   142,223    142,223   1,000,000   262,967    262,967   1,000,000   515,297     515,297    1,286,234
  20     329,833   148,223    148,223   1,000,000   283,147    283,147   1,000,000   577,459     577,459    1,390,175
  21     356,300   154,025    154,025   1,000,000   304,102    304,102   1,000,000   645,836     645,836    1,500,083
  22     384,090   159,617    159,617   1,000,000   325,855    325,855   1,000,000   721,033     721,033    1,616,411
  23     413,269   164,991    164,991   1,000,000   348,437    348,437   1,000,000   803,720     803,720    1,739,732
  24     443,907   170,135    170,135   1,000,000   371,873    371,873   1,000,000   894,628     894,628    1,870,756
  25     476,078   175,032    175,032   1,000,000   396,194    396,194   1,000,000   994,553     994,553    2,010,190
  26     509,857   179,666    179,666   1,000,000   421,428    421,428   1,000,000  1,104,369   1,104,369   2,158,820
  27     545,325   184,180    184,180   1,000,000   448,021    448,021   1,000,000  1,226,110   1,226,110   2,319,554
  28     582,566   188,337    188,337   1,000,000   475,605    475,605   1,000,000  1,359,894   1,359,894   2,491,597
  29     621,669   192,086    192,086   1,000,000   504,207    504,207   1,000,000  1,506,851   1,506,851   2,675,715
  30     662,728   195,371    195,371   1,000,000   533,857    533,857   1,000,000  1,668,205   1,668,205   2,873,150
  31     705,839   198,117    198,117   1,000,000   564,585    564,585   1,000,000  1,845,273   1,845,273   3,084,927
  32     751,106   200,287    200,287   1,000,000   596,457    596,457   1,000,000  2,039,556   2,039,556   3,312,443
  33     798,636   201,822    201,822   1,000,000   629,536    629,536   1,000,000  2,252,672   2,252,672   3,557,194
  34     848,543   202,628    202,628   1,000,000   663,859    663,859   1,020,219  2,486,344   2,486,344   3,821,013
  35     900,945   202,594    202,594   1,000,000   699,370    699,370   1,047,027  2,742,432   2,742,432   4,105,695
  36     955,967   201,588    201,588   1,000,000   736,049    736,049   1,074,632  3,022,944   3,022,944   4,413,498
  37    1,013,741  199,463    199,463   1,000,000   773,907    773,907   1,103,127  3,330,063   3,330,063   4,746,671
  38    1,074,403  196,091    196,091   1,000,000   812,972    812,972   1,132,632  3,666,228   3,666,228   5,107,788

  39    1,138,098  191,295    191,295   1,000,000   853,260    853,260   1,163,249  4,034,043   4,034,043   5,499,611
  40    1,204,978  184,867    184,867   1,000,000   894,787    894,787   1,194,988  4,436,332   4,436,332   5,924,722
  41    1,275,202  176,585    176,585   1,000,000   937,577    937,577   1,227,945  4,876,200   4,876,200   6,386,359
  42    1,348,937  166,206    166,206   1,000,000   981,663    981,663   1,262,124  5,357,063   5,357,063   6,887,576
  43    1,426,359  153,096    153,096   1,000,000  1,026,966  1,026,966  1,297,469  5,882,013   5,882,013   7,431,335
  44    1,507,651  136,969    136,969   1,000,000  1,073,544  1,073,544  1,334,200  6,455,149   6,455,149   8,022,460
  45    1,593,009  117,026    117,026   1,000,000  1,121,328  1,121,328  1,372,281  7,080,146   7,080,146   8,664,682
  46    1,682,635   92,723    92,723    1,000,000  1,170,363  1,170,363  1,411,692  7,761,677   7,761,677   9,362,135
  47    1,776,741   63,243    63,243    1,000,000  1,220,655  1,220,655  1,452,580  8,504,554   8,504,554   10,120,419
  48    1,875,553   27,577    27,577    1,000,000  1,272,218  1,272,218  1,494,856  9,314,030   9,314,030   10,943,986
  49    1,979,306     0          0          0      1,325,088  1,325,088  1,538,295  10,195,983  10,195,983  11,836,517
  50       --         --        --         --      1,379,319  1,379,319  1,582,906  11,156,913  11,156,913  12,803,673
  51       --         --        --         --      1,434,986  1,434,986  1,628,709  12,204,100  12,204,100  13,851,654
  52       --         --        --         --      1,491,878  1,491,878  1,675,230  13,342,915  13,342,915  14,982,759
  53       --         --        --         --      1,551,649  1,551,649  1,724,193  14,595,699  14,595,699  16,218,740
  54       --         --        --         --      1,613,174  1,613,174  1,774,330  15,962,570  15,962,570  17,557,231
  55       --         --        --         --      1,676,841  1,676,841  1,825,744  17,457,325  17,457,325  19,007,536
  56       --         --        --         --      1,743,214  1,743,214  1,877,791  19,097,329  19,097,329  20,571,643
  57       --         --        --         --      1,812,934  1,812,934  1,927,874  20,903,073  20,903,073  22,228,327
  58       --         --        --         --      1,887,124  1,887,124  1,980,348  22,903,613  22,903,613  24,035,051
  59       --         --        --         --      1,966,617  1,966,617  2,038,596  25,128,588  25,128,588  26,048,294
  60       --         --        --         --      2,051,666  2,051,666  2,106,036  27,603,810  27,603,810  28,335,311

ASSUMPTIONS:

(1)  BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN
     MADE.

(2)  VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

(4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON CASH VALUE ACCUMULATION TEST.

(5) THE MORTALITY AND EXPENSE RISK CHARGE IS 0.65% THROUGH POLICY YEAR 10, 0.50% IN POLICY YEARS 11 THROUGH 26, 0.40% THEREAFTER.

(6)  ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM
     PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  SURVIVORSHIP
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE PREFERRED NON-SMOKER ISSUE AGE 45
                    FEMALE PREFERRED NON-SMOKER ISSUE AGE 40
                             ANNUAL PREMIUM $9,500
                       $1,000,000 INITIAL DEATH BENEFIT:
                                                            OPTION A
                      VALUES--GUARANTEED COST OF INSURANCE



         PREMIUM          0% HYPOTHETICAL                 6% HYPOTHETICAL                   12% HYPOTHETICAL
          PAID        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
          PLUS     ------------------------------  ------------------------------  ----------------------------------
POLICY  INTEREST     CASH      SURRENDER  DEATH      CASH      SURRENDER  DEATH      CASH        SURRENDER   DEATH
 YEAR     AT 5%      VALUE     VALUE      BENEFIT    VALUE     VALUE      BENEFIT    VALUE       VALUE       BENEFIT
------  ---------    -----     -----      -------    -----     -----      -------    -----       -----       -------
  1       9,975     8,656      8,656    1,000,000   9,197      9,197    1,000,000    9,739       9,739     1,000,000
  2      20,449     17,299    17,299    1,000,000   18,927    18,927    1,000,000    20,621      20,621    1,000,000
  3      31,446     25,751    25,751    1,000,000   29,026    29,026    1,000,000    32,569      32,569    1,000,000
  4      42,993     34,016    34,016    1,000,000   39,508    39,508    1,000,000    45,687      45,687    1,000,000
  5      55,118     42,099    42,099    1,000,000   50,388    50,388    1,000,000    60,089      60,089    1,000,000
  6      67,849     49,994    49,994    1,000,000   61,670    61,670    1,000,000    75,892      75,892    1,000,000
  7      81,217     57,676    57,676    1,000,000   73,342    73,342    1,000,000    93,204      93,204    1,000,000
  8      95,252     65,143    65,143    1,000,000   85,410    85,410    1,000,000   112,165     112,165    1,000,000
  9      109,990    72,391    72,391    1,000,000   97,881    97,881    1,000,000   132,930     132,930    1,000,000
  10     125,464    79,414    79,414    1,000,000  110,762    110,762   1,000,000   155,667     155,667    1,000,000
  11     141,713    86,205    86,205    1,000,000  124,056    124,056   1,000,000   180,560     180,560    1,000,000
  12     158,773    92,754    92,754    1,000,000  137,765    137,765   1,000,000   207,811     207,811    1,000,000
  13     176,687    99,050    99,050    1,000,000  151,893    151,893   1,000,000   237,642     237,642    1,000,000
  14     195,496   105,077    105,077   1,000,000  166,435    166,435   1,000,000   270,295     270,295    1,000,000
  15     215,246   110,819    110,819   1,000,000  181,391    181,391   1,000,000   306,038     306,038    1,000,000
  16     235,983   116,256    116,256   1,000,000  196,753    196,753   1,000,000   345,167     345,167    1,000,000
  17     257,758   121,363    121,363   1,000,000  212,516    212,516   1,000,000   387,999     387,999    1,042,203
  18     280,621   126,115    126,115   1,000,000  228,669    228,669   1,000,000   434,790     434,790    1,125,671
  19     304,627   130,482    130,482   1,000,000  245,202    245,202   1,000,000   485,850     485,850    1,212,729
  20     329,833   134,423    134,423   1,000,000  262,097    262,097   1,000,000   541,529     541,529    1,303,676
  21     356,300   137,891    137,891   1,000,000  279,328    279,328   1,000,000   602,196     602,196    1,398,721
  22     384,090   140,828    140,828   1,000,000  296,869    296,869   1,000,000   668,243     668,243    1,498,068
  23     413,269   143,155    143,155   1,000,000  314,672    314,672   1,000,000   740,070     740,070    1,601,956
  24     443,907   144,774    144,774   1,000,000  332,683    332,683   1,000,000   818,087     818,087    1,710,702
  25     476,078   145,567    145,567   1,000,000  350,834    350,834   1,000,000   902,714     902,714    1,824,565
  26     509,857   145,406    145,406   1,000,000  369,057    369,057   1,000,000   994,391     994,391    1,943,835
  27     545,325   144,085    144,085   1,000,000  387,230    387,230   1,000,000  1,093,503   1,093,503   2,068,689
  28     582,566   141,556    141,556   1,000,000  405,358    405,358   1,000,000  1,200,653   1,200,653   2,199,836
  29     621,669   137,583    137,583   1,000,000  423,324    423,324   1,000,000  1,316,285   1,316,285   2,337,327
  30     662,728   131,944    131,944   1,000,000  441,031    441,031   1,000,000  1,440,907   1,440,907   2,481,675
  31     705,839   124,371    124,371   1,000,000  458,371    458,371   1,000,000  1,575,038   1,575,038   2,633,148
  32     751,106   114,524    114,524   1,000,000  475,206    475,206   1,000,000  1,719,175   1,719,175   2,792,112
  33     798,636   101,949    101,949   1,000,000  491,358    491,358   1,000,000  1,873,771   1,873,771   2,958,872
  34     848,543    86,090    86,090    1,000,000  506,615    506,615   1,000,000  2,039,247   2,039,247   3,133,915
  35     900,945    66,262    66,262    1,000,000  520,734    520,734   1,000,000  2,216,001   2,216,001   3,317,575
  36     955,967    41,639    41,639    1,000,000  533,439    533,439   1,000,000  2,404,417   2,404,417   3,510,449
  37    1,013,741   11,247    11,247    1,000,000  544,431    544,431   1,000,000  2,604,917   2,604,917   3,713,048
  38    1,074,403     0          0          0      553,373    553,373   1,000,000  2,817,973   2,817,973   3,925,999
  39       --         --        --         --      559,875    559,875   1,000,000  3,044,115   3,044,115   4,150,043




  40       --         --        --         --      563,454    563,454   1,000,000  3,283,932   3,283,932   4,385,692
  41       --         --        --         --      563,467    563,467   1,000,000  3,537,988   3,537,988   4,633,703
  42       --         --        --         --      559,053    559,053   1,000,000  3,806,851   3,806,851   4,894,468
  43       --         --        --         --      549,019    549,019   1,000,000  4,091,022   4,091,022   5,168,598
  44       --         --        --         --      531,730    531,730   1,000,000  4,390,960   4,390,960   5,457,085
  45       --         --        --         --      505,026    505,026   1,000,000  4,707,354   4,707,354   5,760,860
  46       --         --        --         --      465,879    465,879   1,000,000  5,041,039   5,041,039   6,080,502
  47       --         --        --         --      410,088    410,088   1,000,000  5,393,105   5,393,105   6,417,795
  48       --         --        --         --      331,489    331,489   1,000,000  5,764,733   5,764,733   6,773,561
  49       --         --        --         --      221,072    221,072   1,000,000  6,157,616   6,157,616   7,148,377
  50       --         --        --         --       64,782    64,782    1,000,000  6,573,251   6,573,251   7,543,463
  51       --         --        --         --         0          0          0      7,013,218   7,013,218   7,960,003
  52       --         --        --         --         --        --         --      7,479,054   7,479,054   8,398,230
  53       --         --        --         --         --        --         --      7,972,249   7,972,249   8,858,763
  54       --         --        --         --         --        --         --      8,495,269   8,495,269   9,343,946
  55       --         --        --         --         --        --         --      9,055,353   9,055,353   9,859,469
  56       --         --        --         --         --        --         --      9,667,065   9,667,065   10,413,362
  57       --         --        --         --         --        --         --      10,316,388  10,316,388  10,970,447
  58       --         --        --         --         --        --         --      10,989,052  10,989,052  11,531,911
  59       --         --        --         --         --        --         --      11,669,078  11,669,078  12,096,166
  60       --         --        --         --         --        --         --      12,516,358  12,516,358  12,848,042

ASSUMPTIONS:

(1)  BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN
     MADE.

(2)  VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

(4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON CASH VALUE ACCUMULATION TEST.

(5)  THE MORTALITY AND EXPENSE RISK CHARGE IS 0.90% IN ALL POLICY YEARS.

(6)  ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM
     PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  SURVIVORSHIP
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE PREFERRED NON-SMOKER ISSUE AGE 45
                    FEMALE PREFERRED NON-SMOKER ISSUE AGE 40
                             ANNUAL PREMIUM $9,500
                       $1,000,000 INITIAL DEATH BENEFIT:
                                                          OPTION A
                       VALUES--CURRENT COST OF INSURANCE


         PREMIUM
          PAID            0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
          PLUS        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                   ------------------------------  -------------------------------  ----------------------------------
POLICY  INTEREST    CASH     SURRENDER  DEATH       CASH      SURRENDER  DEATH       CASH       SURRENDER   DEATH
 YEAR     AT 5%     VALUE    VALUE      BENEFIT     VALUE     VALUE      BENEFIT     VALUE      VALUE       BENEFIT
------  ---------  ------    -----      -------     -----     -----      -------     -----      -----       -------
  1       9,975     8,698      8,698    1,000,000    9,240      9,240    1,000,000    9,782       9,782     1,000,000
  2      20,449     17,404    17,404    1,000,000   19,038     19,038    1,000,000    20,737      20,737    1,000,000
  3      31,446     25,939    25,939    1,000,000   29,231     29,231    1,000,000    32,791      32,791    1,000,000
  4      42,993     34,307    34,307    1,000,000   39,836     39,836    1,000,000    46,055      46,055    1,000,000
  5      55,118     42,511    42,511    1,000,000   50,870     50,870    1,000,000    60,652      60,652    1,000,000
  6      67,849     50,554    50,554    1,000,000   62,349     62,349    1,000,000    76,714      76,714    1,000,000
  7      81,217     58,433    58,433    1,000,000   74,286     74,286    1,000,000    94,382      94,382    1,000,000
  8      95,252     66,135    66,135    1,000,000   86,682     86,682    1,000,000   113,801     113,801    1,000,000
  9      109,990    73,665    73,665    1,000,000   99,558     99,558    1,000,000   135,150     135,150    1,000,000
  10     125,464    81,028    81,028    1,000,000   112,936    112,936   1,000,000   158,624     158,624    1,000,000
  11     141,713    88,368    88,368    1,000,000   127,023    127,023   1,000,000   184,695     184,695    1,000,000
  12     158,773    95,576    95,576    1,000,000   141,702    141,702   1,000,000   213,425     213,425    1,000,000
  13     176,687   102,653    102,653   1,000,000   156,998    156,998   1,000,000   245,086     245,086    1,000,000
  14     195,496   109,603    109,603   1,000,000   172,936    172,936   1,000,000   279,976     279,976    1,000,000
  15     215,246   116,428    116,428   1,000,000   189,543    189,543   1,000,000   318,426     318,426    1,000,000
  16     235,983   123,130    123,130   1,000,000   206,848    206,848   1,000,000   360,799     360,799    1,000,000
  17     257,758   129,669    129,669   1,000,000   224,839    224,839   1,000,000   407,461     407,461    1,000,000
  18     280,621   136,035    136,035   1,000,000   243,539    243,539   1,000,000   458,849     458,849    1,000,000
  19     304,627   142,223    142,223   1,000,000   262,967    262,967   1,000,000   515,444     515,444    1,000,000
  20     329,833   148,223    148,223   1,000,000   283,147    283,147   1,000,000   577,780     577,780    1,000,000
  21     356,300   154,025    154,025   1,000,000   304,102    304,102   1,000,000   646,451     646,451    1,000,000
  22     384,090   159,617    159,617   1,000,000   325,855    325,855   1,000,000   722,113     722,113    1,000,000
  23     413,269   164,991    164,991   1,000,000   348,437    348,437   1,000,000   805,501     805,501    1,014,932
  24     443,907   170,135    170,135   1,000,000   371,873    371,873   1,000,000   897,372     897,372    1,112,742
  25     476,078   175,032    175,032   1,000,000   396,194    396,194   1,000,000   998,549     998,549    1,218,230
  26     509,857   179,666    179,666   1,000,000   421,428    421,428   1,000,000  1,109,975   1,109,975   1,331,970
  27     545,325   184,180    184,180   1,000,000   448,021    448,021   1,000,000  1,233,779   1,233,779   1,468,197
  28     582,566   188,337    188,337   1,000,000   475,605    475,605   1,000,000  1,370,202   1,370,202   1,616,839
  29     621,669   192,086    192,086   1,000,000   504,207    504,207   1,000,000  1,520,516   1,520,516   1,779,004
  30     662,728   195,371    195,371   1,000,000   533,857    533,857   1,000,000  1,686,118   1,686,118   1,955,897
  31     705,839   198,117    198,117   1,000,000   564,585    564,585   1,000,000  1,868,541   1,868,541   2,148,823
  32     751,106   200,287    200,287   1,000,000   596,457    596,457   1,000,000  2,069,581   2,069,581   2,338,626
  33     798,636   201,822    201,822   1,000,000   629,536    629,536   1,000,000  2,291,173   2,291,173   2,543,202
  34     848,543   202,628    202,628   1,000,000   663,886    663,886   1,000,000  2,535,470   2,535,470   2,763,662
  35     900,945   202,594    202,594   1,000,000   699,583    699,583   1,000,000  2,804,876   2,804,876   3,001,217
  36     955,967   201,588    201,588   1,000,000   736,721    736,721   1,000,000  3,102,091   3,102,091   3,257,196
  37    1,013,741  199,463    199,463   1,000,000   775,422    775,422   1,000,000  3,429,498   3,429,498   3,600,973
  38    1,074,403  196,091    196,091   1,000,000   815,848    815,848   1,000,000  3,790,108   3,790,108   3,979,614



  39    1,138,098  191,295    191,295   1,000,000   858,192    858,192   1,000,000  4,187,215   4,187,215   4,396,576
  40    1,204,978  184,867    184,867   1,000,000   902,690    902,690   1,000,000  4,624,419   4,624,419   4,855,640
  41    1,275,202  176,585    176,585   1,000,000   949,641    949,641   1,000,000  5,105,660   5,105,660   5,360,943
  42    1,348,937  166,206    166,206   1,000,000   998,882    998,882   1,048,826  5,635,249   5,635,249   5,917,001
  43    1,426,359  153,096    153,096   1,000,000  1,050,019  1,050,019  1,102,520  6,217,765   6,217,765   6,528,653
  44    1,507,651  136,969    136,969   1,000,000  1,103,105  1,103,105  1,158,260  6,858,326   6,858,326   7,201,243
  45    1,593,009  117,026    117,026   1,000,000  1,158,160  1,158,160  1,216,068  7,562,325   7,562,325   7,940,441
  46    1,682,635   92,723    92,723    1,000,000  1,215,223  1,215,223  1,275,984  8,335,739   8,335,739   8,752,526
  47    1,776,741   63,243    63,243    1,000,000  1,274,317  1,274,317  1,338,032  9,184,980   9,184,980   9,644,229
  48    1,875,553   27,577    27,577    1,000,000  1,335,456  1,335,456  1,402,229  10,116,954  10,116,954  10,622,802
  49    1,979,306     0          0          0      1,398,649  1,398,649  1,468,581  11,139,098  11,139,098  11,696,053
  50       --         --        --         --      1,463,890  1,463,890  1,537,085  12,259,385  12,259,385  12,872,354
  51       --         --        --         --      1,531,165  1,531,165  1,607,723  13,486,349  13,486,349  14,160,667
  52       --         --        --         --      1,601,555  1,601,555  1,665,617  14,839,372  14,839,372  15,432,947
  53       --         --        --         --      1,677,136  1,677,136  1,727,450  16,349,596  16,349,596  16,840,084
  54       --         --        --         --      1,757,030  1,757,030  1,792,171  18,024,772  18,024,772  18,385,268
  55       --         --        --         --      1,841,967  1,841,967  1,860,386  19,888,808  19,888,808  20,087,697
  56       --         --        --         --      1,932,202  1,932,202  1,932,202  21,963,375  21,963,375  21,963,375
  57       --         --        --         --      2,026,390  2,026,390  2,026,390  24,253,282  24,253,282  24,253,282
  58       --         --        --         --      2,124,703  2,124,703  2,124,703  26,780,880  26,780,880  26,780,880
  59       --         --        --         --      2,227,322  2,227,322  2,227,322  29,570,844  29,570,844  29,570,844
  60       --         --        --         --      2,334,436  2,334,436  2,334,436  32,650,406  32,650,406  32,650,406

ASSUMPTIONS:

(1)  BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN
     MADE.

(2)  VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

(4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON GUIDELINE PREMIUM TEST.

(5) THE MORTALITY AND EXPENSE RISK CHARGE IS 0.65% THROUGH POLICY YEAR 10, 0.50% IN POLICY YEARS 11 THROUGH 26, 0.40% THEREAFTER.

(6)  ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM
     PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  SURVIVORSHIP
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE PREFERRED NON-SMOKER ISSUE AGE 45
                    FEMALE PREFERRED NON-SMOKER ISSUE AGE 40
                             ANNUAL PREMIUM $9,500
                       $1,000,000 INITIAL DEATH BENEFIT:
                                                         OPTION A
                      VALUES--GUARANTEED COST OF INSURANCE



         PREMIUM           0% HYPOTHETICAL                 6% HYPOTHETICAL                 12% HYPOTHETICAL
          PAID        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
          PLUS      ------------------------------  ------------------------------  -------------------------------
POLICY  INTEREST   CASH      SURRENDER  DEATH      CASH      SURRENDER  DEATH      CASH       SURRENDER  DEATH
 YEAR     AT 5%    VALUE     VALUE      BENEFIT    VALUE     VALUE      BENEFIT    VALUE      VALUE      BENEFIT
------  ---------  -----     -----      -------    -----     -----      -------    -----      -----      -------
  1       9,975     8,656      8,656    1,000,000   9,197      9,197    1,000,000    9,739      9,739    1,000,000
  2      20,449     17,299    17,299    1,000,000   18,927    18,927    1,000,000   20,621     20,621    1,000,000
  3      31,446     25,751    25,751    1,000,000   29,026    29,026    1,000,000   32,569     32,569    1,000,000
  4      42,993     34,016    34,016    1,000,000   39,508    39,508    1,000,000   45,687     45,687    1,000,000
  5      55,118     42,099    42,099    1,000,000   50,388    50,388    1,000,000   60,089     60,089    1,000,000
  6      67,849     49,994    49,994    1,000,000   61,670    61,670    1,000,000   75,892     75,892    1,000,000
  7      81,217     57,676    57,676    1,000,000   73,342    73,342    1,000,000   93,204     93,204    1,000,000
  8      95,252     65,143    65,143    1,000,000   85,410    85,410    1,000,000   112,165    112,165   1,000,000
  9      109,990    72,391    72,391    1,000,000   97,881    97,881    1,000,000   132,930    132,930   1,000,000
  10     125,464    79,414    79,414    1,000,000  110,762    110,762   1,000,000   155,667    155,667   1,000,000
  11     141,713    86,205    86,205    1,000,000  124,056    124,056   1,000,000   180,560    180,560   1,000,000
  12     158,773    92,754    92,754    1,000,000  137,765    137,765   1,000,000   207,811    207,811   1,000,000
  13     176,687    99,050    99,050    1,000,000  151,893    151,893   1,000,000   237,642    237,642   1,000,000
  14     195,496   105,077    105,077   1,000,000  166,435    166,435   1,000,000   270,295    270,295   1,000,000
  15     215,246   110,819    110,819   1,000,000  181,391    181,391   1,000,000   306,038    306,038   1,000,000
  16     235,983   116,256    116,256   1,000,000  196,753    196,753   1,000,000   345,167    345,167   1,000,000
  17     257,758   121,363    121,363   1,000,000  212,516    212,516   1,000,000   388,010    388,010   1,000,000
  18     280,621   126,115    126,115   1,000,000  228,669    228,669   1,000,000   434,934    434,934   1,000,000
  19     304,627   130,482    130,482   1,000,000  245,202    245,202   1,000,000   486,348    486,348   1,000,000
  20     329,833   134,423    134,423   1,000,000  262,097    262,097   1,000,000   542,708    542,708   1,000,000
  21     356,300   137,891    137,891   1,000,000  279,328    279,328   1,000,000   604,525    604,525   1,000,000
  22     384,090   140,828    140,828   1,000,000  296,869    296,869   1,000,000   672,382    672,382   1,000,000
  23     413,269   143,155    143,155   1,000,000  314,672    314,672   1,000,000   746,937    746,937   1,000,000
  24     443,907   144,774    144,774   1,000,000  332,683    332,683   1,000,000   828,934    828,934   1,027,879
  25     476,078   145,567    145,567   1,000,000  350,834    350,834   1,000,000   918,879    918,879   1,121,032
  26     509,857   145,406    145,406   1,000,000  369,057    369,057   1,000,000  1,017,389  1,017,389  1,220,866
  27     545,325   144,085    144,085   1,000,000  387,230    387,230   1,000,000  1,125,170  1,125,170  1,338,953
  28     582,566   141,556    141,556   1,000,000  405,358    405,358   1,000,000  1,243,091  1,243,091  1,466,848
  29     621,669   137,583    137,583   1,000,000  423,324    423,324   1,000,000  1,372,054  1,372,054  1,605,303
  30     662,728   131,944    131,944   1,000,000  441,031    441,031   1,000,000  1,513,052  1,513,052  1,755,141
  31     705,839   124,371    124,371   1,000,000  458,371    458,371   1,000,000  1,667,170  1,667,170  1,917,245
  32     751,106   114,524    114,524   1,000,000  475,206    475,206   1,000,000  1,835,922  1,835,922  2,074,592
  33     798,636   101,949    101,949   1,000,000  491,358    491,358   1,000,000  2,020,809  2,020,809  2,243,098
  34     848,543    86,090    86,090    1,000,000  506,615    506,615   1,000,000  2,223,557  2,223,557  2,423,677
  35     900,945    66,262    66,262    1,000,000  520,734    520,734   1,000,000  2,446,173  2,446,173  2,617,405
  36     955,967    41,639    41,639    1,000,000  533,439    533,439   1,000,000  2,691,036  2,691,036  2,825,588
  37    1,013,741   11,247    11,247    1,000,000  544,431    544,431   1,000,000  2,958,612  2,958,612  3,106,543

38   1,074,403   0    0    0   553,373  553,373  1,000,000  3,250,817   3,250,817   3,413,357
39      --      --   --   --   559,875  559,875  1,000,000  3,569,690   3,569,690   3,748,175
40      --      --   --   --   563,454  563,454  1,000,000  3,917,400   3,917,400   4,113,270
41      --      --   --   --   563,467  563,467  1,000,000  4,296,220   4,296,220   4,511,031
42      --      --   --   --   559,053  559,053  1,000,000  4,708,526   4,708,526   4,943,952
43      --      --   --   --   549,019  549,019  1,000,000  5,156,762   5,156,762   5,414,600
44      --      --   --   --   531,730  531,730  1,000,000  5,643,430   5,643,430   5,925,602
45      --      --   --   --   505,026  505,026  1,000,000  6,171,134   6,171,134   6,479,691
46      --      --   --   --   465,879  465,879  1,000,000  6,742,523   6,742,523   7,079,649
47      --      --   --   --   410,088  410,088  1,000,000  7,360,342   7,360,342   7,728,359
48      --      --   --   --   331,489  331,489  1,000,000  8,027,309   8,027,309   8,428,675
49      --      --   --   --   221,072  221,072  1,000,000  8,746,163   8,746,163   9,183,471
50      --      --   --   --   64,782   64,782   1,000,000  9,519,325   9,519,325   9,995,291
51      --      --   --   --      0        0         0      10,348,837  10,348,837  10,866,279
52      --      --   --   --     --       --        --      11,264,214  11,264,214  11,714,783
53      --      --   --   --     --       --        --      12,280,251  12,280,251  12,648,658
54      --      --   --   --     --       --        --      13,416,547  13,416,547  13,684,878
55      --      --   --   --     --       --        --      14,699,559  14,699,559  14,846,554
56      --      --   --   --     --       --        --      16,147,229  16,147,229  16,147,229
57      --      --   --   --     --       --        --      17,736,481  17,736,481  17,736,481
58      --      --   --   --     --       --        --      19,481,162  19,481,162  19,481,162
59      --      --   --   --     --       --        --      21,396,472  21,396,472  21,396,472
60      --      --   --   --     --       --        --      23,499,101  23,499,101  23,499,101

ASSUMPTIONS:

(1)  BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN
     MADE.

(2)  VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

(4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON GUIDELINE PREMIUM TEST.

(5)  THE MORTALITY AND EXPENSE RISK CHARGE IS 0.90% IN ALL POLICY YEARS.

(6)  ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM
     PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  SURVIVORSHIP
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE PREFERRED NON-SMOKER ISSUE AGE 65
                    FEMALE PREFERRED NON-SMOKER ISSUE AGE 60
                             ANNUAL PREMIUM $50,000
                       $2,000,000 INITIAL DEATH BENEFIT:
                                                          OPTION A
                       VALUES--CURRENT COST OF INSURANCE

       PREMIUM
        PAID            0% HYPOTHETICAL                 6% HYPOTHETICAL                   12% HYPOTHETICAL
        PLUS        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
                 -----------------------------  -------------------------------  ----------------------------------
POL   INTEREST    CASH     SUR.      DEATH       CASH      SURRENDER  DEATH       CASH       SURRENDER   DEATH
YEAR    AT 5%     VALUE    VALUE     BENEFIT     VALUE     VALUE      BENEFIT     VALUE      VALUE       BENEFIT
----  ---------   -----    -----     -------     -----     -----      -------     -----      -----       -------
 1     52,500     47,115    47,115   2,000,000   50,011     50,011    2,000,000    52,907      52,907    2,000,000
 2     107,625    93,627    93,627   2,000,000   102,373    102,373   2,000,000   111,468     111,468    2,000,000
 3     165,506   139,039   139,039   2,000,000   156,665    156,665   2,000,000   175,725     175,725    2,000,000
 4     226,282   183,184   183,184   2,000,000   212,781    212,781   2,000,000   246,074     246,074    2,000,000
 5     290,096   226,158   226,158   2,000,000   270,903    270,903   2,000,000   323,285     323,285    2,000,000
 6     357,100   267,619   267,619   2,000,000   330,755    330,755   2,000,000   407,701     407,701    2,000,000
 7     427,455   307,281   307,281   2,000,000   392,125    392,125   2,000,000   499,823     499,823    2,000,000
 8     501,328   345,439   345,439   2,000,000   455,375    455,375   2,000,000   600,789     600,789    2,000,000
 9     578,895   382,065   382,065   2,000,000   520,574    520,574   2,000,000   711,570     711,570    2,000,000
 10    660,339   417,784   417,784   2,000,000   588,583    588,583   2,000,000   834,219     834,219    2,000,000
 11    745,856   452,042   452,042   2,000,000   658,915    658,915   2,000,000   969,344     969,344    2,000,000
 12    835,649   485,492   485,492   2,000,000   732,297    732,297   2,000,000  1,118,882   1,118,882   2,000,000
 13    929,932   518,249   518,249   2,000,000   808,991    808,991   2,000,000  1,284,509   1,284,509   2,053,673
 14   1,026,928  550,608   550,608   2,000,000   889,414    889,414   2,000,000  1,467,399   1,467,399   2,279,017
 15   1,132,875  582,598   582,598   2,000,000   973,767    973,767   2,000,000  1,669,080   1,669,080   2,520,979
 16   1,242,018  612,999   612,999   2,000,000  1,061,363  1,061,363  2,000,000  1,890,720   1,890,720   2,780,682
 17   1,356,619  641,251   641,251   2,000,000  1,152,105  1,152,105  2,000,000  2,133,900   2,133,900   3,060,012
 18   1,476,950  667,205   667,205   2,000,000  1,246,259  1,246,259  2,000,000  2,400,598   2,400,598   3,360,598
 19   1,603,298  690,659   690,659   2,000,000  1,344,144  1,344,144  2,000,000  2,692,942   2,692,942   3,685,022
 20   1,735,963  711,383   711,383   2,000,000  1,446,169  1,446,169  2,000,000  3,013,233   3,013,233   4,035,924
 21   1,875,261  729,139   729,139   2,000,000  1,552,756  1,552,756  2,037,992  3,364,002   3,364,002   4,415,252
 22   2,021,524  743,679   743,679   2,000,000  1,663,060  1,663,060  2,141,522  3,748,018   3,748,018   4,826,323
 23   2,175,100  754,268   754,268   2,000,000  1,776,819  1,776,819  2,247,321  4,167,908   4,167,908   5,271,570
 24   2,336,355  760,643   760,643   2,000,000  1,894,142  1,894,142  2,355,745  4,626,980   4,626,980   5,754,575
 25   2,505,673  761,896   761,896   2,000,000  2,014,930  2,014,930  2,466,879  5,128,312   5,128,312   6,278,592
 26   2,683,456  757,487   757,487   2,000,000  2,139,261  2,139,261  2,581,019  5,675,669   5,675,669   6,847,694
 27   2,870,129  746,560   746,560   2,000,000  2,267,168  2,267,168  2,697,930  6,273,021   6,273,021   7,464,895
 28   3,066,136  728,070   728,070   2,000,000  2,398,686  2,398,686  2,817,976  6,924,665   6,924,665   8,135,097
 29   3,271,942  700,747   700,747   2,000,000  2,533,878  2,533,878  2,941,072  7,635,345   7,635,345   8,862,345
 30   3,488,039  662,994   662,994   2,000,000  2,672,872  2,672,872  3,066,586  8,410,403   8,410,403   9,649,256
 31   3,714,941  612,809   612,809   2,000,000  2,815,842  2,815,842  3,194,854  9,255,799   9,255,799   10,501,630
 32   3,953,189  544,980   544,980   2,000,000  2,962,361  2,962,361  3,325,250  10,175,979  10,175,979  11,422,536
 33   4,203,348  455,435   455,435   2,000,000  3,112,740  3,112,740  3,457,943  11,178,215  11,178,215  12,417,879
 34   4,466,015  339,132   339,132   2,000,000  3,267,496  3,267,496  3,593,265  12,271,262  12,271,262  13,494,707
 35   4,741,816  189,871   189,871   2,000,000  3,427,439  3,427,439  3,731,453  13,465,947  13,465,947  14,660,376
 36   5,031,407     --        --        --      3,593,763  3,593,763  3,871,201  14,775,907  14,775,907  15,916,608
 37      --         --        --        --      3,767,954  3,767,954  4,006,843  16,217,734  16,217,734  17,245,938
 38      --         --        --        --      3,952,475  3,952,475  4,147,728  17,814,531  17,814,531  18,694,569
 39      --         --        --        --      4,149,210  4,149,210  4,301,071  19,589,924  19,589,924  20,306,915
 40      --         --        --        --      4,358,813  4,358,813  4,474,322  21,564,553  21,564,553  22,136,013

ASSUMPTIONS:

     (1) BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN MADE.

     (2) VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

     (3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

     (4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON CASH VALUE ACCUMULATION TEST.

     (5) THE MORTALITY AND EXPENSE RISK CHARGE IS 0.65% THROUGH POLICY
         YEAR 2, 0.50% IN POLICY YEARS 3 THROUGH 5, 0.40% IN POLICY YEARS 6 THROUGH 10, AND 0.30% THEREAFTER.

     (6) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  SURVIVORSHIP
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE PREFERRED NON-SMOKER ISSUE AGE 65
                    FEMALE PREFERRED NON-SMOKER ISSUE AGE 60
                             ANNUAL PREMIUM $50,000
                       $2,000,000 INITIAL DEATH BENEFIT:
                                                           OPTION A
                      VALUES--GUARANTEED COST OF INSURANCE



         PREMIUM          0% HYPOTHETICAL                 6% HYPOTHETICAL                   12% HYPOTHETICAL
          PAID        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
          PLUS     ------------------------------  ------------------------------  ----------------------------------
POLICY  INTEREST   CASH      SURRENDER  DEATH      CASH      SURRENDER  DEATH      CASH        SURRENDER   DEATH
 YEAR     AT 5%    VALUE     VALUE      BENEFIT    VALUE     VALUE      BENEFIT    VALUE       VALUE       BENEFIT
------  ---------  -----     -----      -------    -----     -----      -------    -----       -----       -------
  1      52,500     46,840    46,840    2,000,000   49,731    49,731    2,000,000    52,623      52,623    2,000,000
  2      107,625    92,046    92,046    2,000,000  100,732    100,732   2,000,000   109,766     109,766    2,000,000
  3      165,506   135,330    135,330   2,000,000  152,722    152,722   2,000,000   171,542     171,542    2,000,000
  4      226,282   176,548    176,548   2,000,000  205,563    205,563   2,000,000   238,240     238,240    2,000,000
  5      290,096   215,523    215,523   2,000,000  259,082    259,082   2,000,000   310,165     310,165    2,000,000
  6      357,100   252,055    252,055   2,000,000  313,087    313,087   2,000,000   387,657     387,657    2,000,000
  7      427,455   285,846    285,846   2,000,000  367,295    367,295   2,000,000   471,042     471,042    2,000,000
  8      501,328   316,772    316,772   2,000,000  421,603    421,603   2,000,000   560,905     560,905    2,000,000
  9      578,895   344,508    344,508   2,000,000  475,731    475,731   2,000,000   657,777     657,777    2,000,000
  10     660,339   368,734    368,734   2,000,000  529,423    529,423   2,000,000   762,361     762,361    2,000,000
  11     745,856   389,071    389,071   2,000,000  582,397    582,397   2,000,000   875,523     875,523    2,000,000
  12     835,649   405,038    405,038   2,000,000  634,314    634,314   2,000,000   998,325     998,325    2,000,000
  13     929,932   416,004    416,004   2,000,000  684,750    684,750   2,000,000  1,132,089   1,132,089   2,000,000
  14    1,028,928  421,190    421,190   2,000,000  733,216    733,216   2,000,000  1,278,534   1,278,534   2,000,000
  15    1,132,875  419,652    419,652   2,000,000  779,163    779,163   2,000,000  1,437,785   1,437,785   2,171,630
  16    1,242,018  410,262    410,262   2,000,000  821,989    821,989   2,000,000  1,608,180   1,608,180   2,365,151
  17    1,356,619  391,710    391,710   2,000,000  861,068    861,068   2,000,000  1,790,121   1,790,121   2,567,033
  18    1,476,950  362,443    362,443   2,000,000  895,729    895,729   2,000,000  1,984,049   1,984,049   2,777,471
  19    1,603,298  320,587    320,587   2,000,000  925,221    925,221   2,000,000  2,190,445   2,190,445   2,997,405
  20    1,735,963  263,785    263,785   2,000,000  948,644    948,644   2,000,000  2,409,813   2,409,813   3,227,704
  21    1,875,261  188,932    188,932   2,000,000  964,814    964,814   2,000,000  2,642,687   2,642,687   3,468,526
  22    2,021,524   91,895    91,895    2,000,000  972,155    972,155   2,000,000  2,889,575   2,889,575   3,720,906
  23    2,175,100     --        --         --      968,481    968,481   2,000,000  3,150,954   3,150,954   3,985,327
  24       --         --        --         --      950,811    950,811   2,000,000  3,427,294   3,427,294   4,262,526
  25       --         --        --         --      915,253    915,253   2,000,000  3,719,249   3,719,249   4,553,476
  26       --         --        --         --      856,348    856,348   2,000,000  4,027,541   4,027,541   4,859,228
  27       --         --        --         --      766,545    766,545   2,000,000  4,353,250   4,353,250   5,180,368
  28       --         --        --         --      634,713    634,713   2,000,000  4,697,455   4,697,455   5,518,570
  29       --         --        --         --      444,564    444,564   2,000,000  5,061,543   5,061,543   5,874,933
  30       --         --        --         --      170,522    170,522   2,000,000  5,446,983   5,446,983   6,249,323
  31       --         --        --         --         --        --         --      5,855,243   5,855,243   6,643,358
  32       --         --        --         --         --        --         --      6,287,596   6,287,596   7,057,827
  33       --         --        --         --         --        --         --      6,745,180   6,745,180   7,493,221
  34       --         --        --         --         --        --         --      7,230,145   7,230,145   7,950,990
  35       --         --        --         --         --        --         --      7,749,148   7,749,148   8,436,497
  36       --         --        --         --         --        --         --      8,315,927   8,315,927   8,957,917
  37       --         --        --         --         --        --         --      8,917,745   8,917,745   9,483,130
  38       --         --        --         --         --        --         --      9,542,343   9,542,343   10,013,735
  39       --         --        --         --         --        --         --      10,175,804  10,175,804  10,548,238
  40       --         --        --         --         --        --         --      10,958,019  10,958,019  11,248,406

ASSUMPTIONS:

     (1) BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN MADE.

     (2) VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

     (3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

     (4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON CASH VALUE ACCUMULATION TEST.

     (5) THE MORTALITY AND EXPENSE RISK CHARGE IS 0.90% IN ALL POLICY
         YEARS.

     (6) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  SURVIVORSHIP
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE PREFERRED NON-SMOKER ISSUE AGE 65
                    FEMALE PREFERRED NON-SMOKER ISSUE AGE 60
                             ANNUAL PREMIUM $50,000
                       $2,000,000 INITIAL DEATH BENEFIT:
                                                          OPTION A
                       VALUES--CURRENT COST OF INSURANCE




         PREMIUM          0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
          PAID        GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
          PLUS     ------------------------------  -------------------------------  ----------------------------------
POLICY  INTEREST   CASH      SURRENDER  DEATH      CASH       SURRENDER  DEATH      CASH        SURRENDER   DEATH
 YEAR     AT 5%    VALUE     VALUE      BENEFIT    VALUE      VALUE      BENEFIT    VALUE       VALUE       BENEFIT
------  ---------  -----     -----      -------    -----      -----      -------    -----       -----       -------
  1      52,500     47,115    47,115    2,000,000   50,011     50,011    2,000,000    52,907      52,907    2,000,000
  2      107,625    93,627    93,627    2,000,000   102,373    102,373   2,000,000   111,468     111,468    2,000,000
  3      165,506   139,039    139,039   2,000,000   156,665    156,665   2,000,000   175,725     175,725    2,000,000
  4      226,282   183,184    183,184   2,000,000   212,781    212,781   2,000,000   246,074     246,074    2,000,000
  5      290,096   226,158    226,158   2,000,000   270,903    270,903   2,000,000   323,285     323,285    2,000,000
  6      357,100   267,619    267,619   2,000,000   330,755    330,755   2,000,000   407,701     407,701    2,000,000
  7      427,455   307,281    307,281   2,000,000   392,125    392,125   2,000,000   499,823     499,823    2,000,000
  8      501,328   345,439    345,439   2,000,000   455,375    455,375   2,000,000   600,789     600,789    2,000,000
  9      578,895   382,065    382,065   2,000,000   520,574    520,574   2,000,000   711,570     711,570    2,000,000
  10     660,339   417,784    417,784   2,000,000   588,583    588,583   2,000,000   834,219     834,219    2,000,000
  11     745,856   452,042    452,042   2,000,000   658,915    658,915   2,000,000   969,344     969,344    2,000,000
  12     835,649   485,492    485,492   2,000,000   732,297    732,297   2,000,000  1,118,882   1,118,882   2,000,000
  13     929,932   518,249    518,249   2,000,000   808,901    808,991   2,000,000  1,284,535   1,284,535   2,000,000
  14    1,028,928  550,608    550,608   2,000,000   889,414    889,414   2,000,000  1,468,259   1,468,259   2,000,000
  15    1,132,875  582,598    582,598   2,000,000   973,767    973,767   2,000,000  1,672,039   1,672,039   2,000,000
  16    1,242,018  612,999    612,999   2,000,000  1,061,363  1,061,363  2,000,000  1,897,877   1,897,877   2,000,000
  17    1,356,619  641,251    641,251   2,000,000  1,152,105  1,152,105  2,000,000  2,147,623   2,147,623   2,255,004
  18     147,950   667,205    667,205   2,000,000  1,246,259  1,246,259  2,000,000  2,423,020   2,423,020   2,544,171
  19    1,603,298  690,659    690,659   2,000,000  1,344,144  1,344,144  2,000,000  2,726,647   2,726,647   2,862,980
  20    1,735,963  711,383    711,383   2,000,000  1,446,169  1,446,169  2,000,000  3,061,326   3,061,326   3,214,393
  21    1,875,261  729,139    729,139   2,000,000  1,552,872  1,552,872  2,000,000  3,430,149   3,430,149   3,601,656
  22    2,021,524  743,679    743,679   2,000,000  1,664,937  1,664,937  2,000,000  3,836,497   3,836,497   4,028,322
  23    2,175,100  754,268    754,268   2,000,000  1,783,124  1,783,124  2,000,000  4,283,993   4,283,993   4,498,192
  24    2,336,355  760,643    760,643   2,000,000  1,908,596  1,908,596  2,004,026  4,776,658   4,776,658   5,015,491
  25    2,505,673  761,896    761,896   2,000,000  2,039,999  2,039,999  2,141,999  5,318,761   5,318,761   5,584,699
  26    2,683,456  757,487    757,487   2,000,000  2,176,490  2,176,490  2,285,315  5,915,014   5,915,014   6,210,765
  27    2,870,129  746,560    746,560   2,000,000  2,318,157  2,318,157  2,434,065  6,570,484   6,570,484   6,899,008
  28    3,066,136  728,070    728,070   2,000,000  2,465,070  2,465,070  2,588,324  7,290,636   7,290,636   7,655,168
  29    3,271,942  700,747    700,747   2,000,000  2,617,282  2,617,282  2,748,146  8,081,358   8,081,358   8,485,426
  30    3,488,039  662,994    662,994   2,000,000  2,774,822  2,774,822  2,913,563  8,948,969   8,948,969   9,396,417
  31    3,714,941  612,809    612,809   2,000,000  2,937,693  2,937,693  3,084,577  9,900,241   9,900,241   10,395,253
  32    3,953,189  544,980    544,980   2,000,000  3,107,976  3,107,976  3,232,295  10,949,822  10,949,822  11,387,815
  33    4,203,348  455,435    455,435   2,000,000  3,286,673  3,286,673  3,385,273  12,110,425  12,110,425  12,473,738
  34    4,466,015  339,132    339,132   2,000,000  3,475,054  3,475,054  3,544,555  13,397,295  13,397,295  13,665,240
  35    4,741,816  189,871    189,871   2,000,000  3,674,680  3,674,680  3,711,426  14,828,715  14,828,715  14,977,002
  36    5,031,407     --        --         --      3,886,193  3,886,193  3,886,193  16,421,407  16,421,407  16,421,407
  37       --         --        --         --      4,106,972  4,106,972  4,106,972  18,179,420  18,179,420  18,179,420
  38       --         --        --         --      4,337,420  4,337,420  4,337,420  20,119,914  20,119,914  20,119,914
  39       --         --        --         --      4,577,962  4,577,962  4,577,962  22,261,832  22,261,832  22,261,832
  40       --         --        --         --      4,829,039  4,829,039  4,829,039  24,626,082  24,626,082  24,626,082

ASSUMPTIONS:

     (1) BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN MADE.

     (2)  VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

     (3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

     (4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON GUIDELINE PREMIUM TEST.

     (5) THE MORTALITY AND EXPENSE RISK CHARGE IS 0.65% THROUGH POLICY YEAR 2, 0.50% IN POLICY YEARS 3 THROUGH 5, 0.40% IN POLICY YEARS 6 THROUGH 10, AND 0.30% THEREAFTER.

     (6) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                  SURVIVORSHIP
                FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                     MALE PREFERRED NON-SMOKER ISSUE AGE 65
                    FEMALE PREFERRED NON-SMOKER ISSUE AGE 60
                             ANNUAL PREMIUM $50,000
                       $2,000,000 INITIAL DEATH BENEFIT:
                                                           OPTION A
                      VALUES--GUARANTEED COST OF INSURANCE



         PREMIUM          0% HYPOTHETICAL                 6% HYPOTHETICAL                   12% HYPOTHETICAL
          PAID        GROSS INVESTMENT RETURN         GROSS INVESTMENT RETURN           GROSS INVESTMENT RETURN
          PLUS     ------------------------------  ------------------------------  ----------------------------------
POLICY  INTEREST   CASH      SURRENDER  DEATH      CASH      SURRENDER  DEATH      CASH        SURRENDER   DEATH
 YEAR     AT 5%    VALUE     VALUE      BENEFIT    VALUE     VALUE      BENEFIT    VALUE       VALUE       BENEFIT
------  ---------  -----     -----      -------    -----     -----      -------    -----       -----       -------
  1      52,500     46,840    46,840    2,000,000   49,731    49,731    2,000,000    52,623      52,623    2,000,000
  2      107,625    92,046    92,046    2,000,000  100,732    100,732   2,000,000   109,766     109,766    2,000,000
  3      165,506   135,330    135,330   2,000,000  152,722    152,722   2,000,000   171,542     171,542    2,000,000
  4      226,282   176,548    176,548   2,000,000  205,563    205,563   2,000,000   238,240     238,240    2,000,000
  5      290,096   215,523    215,523   2,000,000  259,082    259,082   2,000,000   310,165     310,165    2,000,000
  6      357,100   252,055    252,055   2,000,000  313,087    313,087   2,000,000   387,657     387,657    2,000,000
  7      427,455   285,846    285,846   2,000,000  367,295    367,295   2,000,000   471,042     471,042    2,000,000
  8      501,328   316,772    316,772   2,000,000  421,603    421,603   2,000,000   560,905     560,905    2,000,000
  9      578,895   344,508    344,508   2,000,000  475,731    475,731   2,000,000   657,777     657,777    2,000,000
  10     660,339   368,734    368,734   2,000,000  529,423    529,423   2,000,000   762,361     762,361    2,000,000
  11     745,856   389,071    389,071   2,000,000  582,397    582,397   2,000,000   875,523     875,523    2,000,000
  12     835,649   405,038    405,038   2,000,000  634,314    634,314   2,000,000   998,325     998,325    2,000,000
  13     929,932   416,004    416,004   2,000,000  684,750    684,750   2,000,000  1,132,089   1,132,089   2,000,000
  14    1,028,928  421,190    421,190   2,000,000  733,216    733,216   2,000,000  1,278,534   1,278,534   2,000,000
  15    1,132,875  419,652    419,652   2,000,000  779,163    779,163   2,000,000  1,439,934   1,439,934   2,000,000
  16    1,242,018  410,262    410,262   2,000,000  821,989    821,989   2,000,000  1,619,337   1,619,337   2,000,000
  17    1,356,619  391,710    391,710   2,000,000  861,068    861,068   2,000,000  1,820,853   1,820,853   2,000,000
  18    1,476,950  362,443    362,443   2,000,000  895,729    895,729   2,000,000  2,047,647   2,047,647   2,150,030
  19    1,603,298  320,587    320,587   2,000,000  925,221    925,221   2,000,000  2,295,578   2,295,578   2,410,357
  20    1,735,963  263,785    263,785   2,000,000  948,644    948,644   2,000,000  2,566,115   2,566,115   2,694,421
  21    1,875,261  188,932    188,932   2,000,000  964,814    964,814   2,000,000  2,861,057   2,861,057   3,004,110
  22    2,021,524   91,895    91,895    2,000,000  972,155    972,155   2,000,000  3,182,285   3,182,285   3,341,399
  23    2,175,100     --        --         --      968,481    968,481   2,000,000  3,531,738   3,531,738   3,708,325
  24       --         --        --         --      950,811    950,811   2,000,000  3,911,410   3,911,410   4,106,980
  25       --         --        --         --      915,253    915,253   2,000,000  4,323,372   4,323,372   4,539,540
  26       --         --        --         --      856,348    856,348   2,000,000  4,769,737   4,769,737   5,008,223
  27       --         --        --         --      766,545    766,545   2,000,000  5,252,691   5,252,691   5,515,326
  28       --         --        --         --      634,713    634,713   2,000,000  5,774,410   5,774,410   6,063,131
  29       --         --        --         --      444,564    444,564   2,000,000  6,337,086   6,337,086   6,653,940
  30       --         --        --         --      170,522    170,522   2,000,000  6,942,676   6,942,676   7,289,810
  31       --         --        --         --         --        --         --      7,592,842   7,592,842   7,972,484
  32       --         --        --         --         --        --         --      8,309,551   8,309,551   8,641,933
  33       --         --        --         --         --        --         --      9,104,147   9,104,147   9,377,272
  34       --         --        --         --         --        --         --      9,991,701   9,991,701   10,191,535
  35       --         --        --         --         --        --         --      10,992,618  10,992,618  11,102,544
  36       --         --        --         --         --        --         --      12,120,876  12,120,876  12,120,876
  37       --         --        --         --         --        --         --      13,359,478  13,359,478  13,359,478
  38       --         --        --         --         --        --         --      14,719,215  14,719,215  14,719,215
  39       --         --        --         --         --        --         --      16,211,935  16,211,935  16,211,935
  40       --         --        --         --         --        --         --      17,850,642  17,850,642  17,850,642

ASSUMPTIONS:

     (1) BASED ON DEATH BENEFIT OPTION A AND ASSUMES NO POLICY LOANS HAVE BEEN MADE.

     (2)  VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

     (3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS.

     (4) DEATH BENEFIT REFLECTS CURRENT INTERNAL REVENUE CODE REQUIREMENTS BASED ON GUIDELINE PREMIUM TEST.

     (5)  THE MORTALITY AND EXPENSE RISK CHARGE IS 0.90% IN ALL POLICY YEARS.

     (6) ZERO VALUES INDICATE POLICY LAPSE IN ABSENCE OF AN ADDITIONAL PREMIUM PAYMENT.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND ACTUAL EXPENSES. THE DEATH BENEFIT, CASH VALUE AND SURRENDER VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6% AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATIONS CAN BE MADE BY KEMPER INVESTORS LIFE INSURANCE COMPANY THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                   APPENDIX B

                         TABLE OF DEATH BENEFIT FACTORS



Attained           Attained           Attained           Attained
  Age*    Percent    Age*    Percent    Age*    Percent    Age*    Percent
--------  -------  --------  -------  --------  -------  --------  -------
  0-40      250       50       185       60       130       70       115
   41       243       51       178       61       128       71       113
   42       236       52       171       62       126       72       111
   43       229       53       164       63       124       73       109
   44       222       54       157       64       122       74       107
   45       215       55       150       65       120     75-90      105
   46       209       56       146       66       119       91       104
   47       203       57       142       67       118       92       103
   48       197       58       138       68       117       93       102
   49       191       59       134       69       116       94       101
                                                           95+       100

* ATTAINED AGE IS THE AGE NEAREST BIRTHDAY AS OF THE BEGINNING OF THE POLICY
YEAR.

                          UNDERTAKING TO FILE REPORTS

  Subject to the terms and conditions of Section 15(d) of the Securities and Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                     UNDERTAKING PURSUANT TO RULE 484(b)(1)
                        UNDER THE SECURITIES ACT OF 1933

  Pursuant to the Underwriting Agreement filed as Exhibit 1-A(3)(a) to this Registration Statement, Kemper Investors Life Insurance Company (KILICO) and the Separate Account will agree to indemnify Investors Brokerage Services, Inc.
(IBS) against any claims, liabilities and expenses which IBS may incur under the Securities Act of 1933, common law or otherwise, arising out of or based upon any alleged untrue statements of material fact contained in any registration statement or prospectus of the Separate Account, or any omission to state a material fact therein, the omission of which makes any statement contained therein misleading. IBS will agree to indemnify KILICO and the Separate Account against any and all claims, demands, liabilities and expenses which KILICO or the Separate Account may incur, arising out of or based upon any act or deed of IBS or of any registered representative of an NASD member investment dealer which has an agreement with IBS and is acting in accordance with KILICO's instructions.

  Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of KILICO or the Separate Account (by virtue of the fact that they may also be agents, employees or controlling persons of IBS) pursuant to the foregoing provisions, or otherwise, KILICO and the Separate Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by KILICO or the Separate Account of expenses incurred or paid by a director, officer or controlling person of KILICO or the Separate Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, KILICO and the Separate Account will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

             REPRESENTATION REGARDING FEES AND CHARGES PURSUANT TO
                SECTION 26 OF THE INVESTMENT COMPANY ACT OF 1940

  Kemper Investors Life Insurance Company (KILICO) represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by KILICO.

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

  The facing sheet.

  Reconciliation and tie between items in N-8B-2 and prospectus.

  The prospectus consisting of ____ pages.

  The undertaking to file reports.

  Undertaking pursuant to Rule 484(b)(1) under the Securities Act of 1933.

  Representation Regarding Fees and Charges Pursuant to Section 26 of the Investment Company Act of 1940.

  The signatures.

  Written consents of the following persons:
  A.   Debra P. Rezabek, Esq. (included in Opinion filed as Exhibit 3(a)).
  B.   KPMG Peat Marwick LLP, independent auditors (filed as Exhibit 6(a)).
  C.   Steven D. Powell, FSA (included in Opinion filed as Exhibit 3(b)).

  The following exhibits:


***  1-A(1)            KILICO Resolution establishing the Separate Account


     1-A(2)            Not Applicable


***  1-A(3)(a)         Form of Underwriting Agreement between KILICO and
                       Investors Brokerage Services, Inc. (IBS)


**   1-A(3)(b)         Specimen Selling Group Agreement of IBS


     1-A(3)(c)         Schedule of Commissions


**   1-A(3)(d)         General Agent Agreement

     1-A(4)            Not Applicable


***  1-A(5)(a)         Form of Individual Policy



***  1-A(5)(b)         Form of Survivorship Policy



**** 1-A(5)(c)         Rider

*    1-A(6)(a)         KILICO Articles of Incorporation

**   1-A(6)(b)         By-Laws of KILICO

     1-A(7)            Not Applicable


     1-A(8)(a)         Form of Participation Agreement among KILICO, Investors
                       Fund Series (formerly known as Kemper Investors Fund),
                       Zurich Kemper Investments, Inc., and Kemper
                       Distributors, Inc.



     1-A(8)(b)         Form of Participation Agreement among KILICO and
                       Evergreen Variable Trust



**** 1-A(8)(c)         Administrative Services Agreement between KILICO and
                       Bancorp Services L.L.C.


     1-A(9)            Not Applicable


     1-A(10)(a)        Application for Individual Policy



     1-A(10)(b)        Application for Survivorship Policy



***  3(a)              Opinion and consent of legal officer of KILICO as to
                       legality of policies being registered



***  3(b)              Opinion and consent of actuarial officer of KILICO
                       regarding prospectus illustrations and actuarial matters


     6(a)              Consent of independent auditors


**** 8                 Procedures Memorandum, pursuant to Rule 6e-3(T)(b)(12)
                       (iii)


_________________________________


* Filed with the Registration Statement of the Registrant on Form S-6 filed on or about December 26, 1995 (File No. 33-65399).

** Filed with Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-02491) filed on or about April 23, 1997.

*** Filed with the Registration Statement of the Registrant on Form S-6 filed on or about September 8, 1997 (File No. 333-35159).

**** To be filed by amendment.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant, KILICO Variable Separate Account-2, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Long Grove and State of Illinois of the 4th day of December, 1997.

                                     KILICO Variable Separate Account-2
                                     (Registrant)

                                     By:  Kemper Investors Life Insurance
                                          Company (Depositor)

                                     By:  /s/ JOHN B. SCOTT
                                        ----------------------------------------
                                        John B. Scott, Chief Executive Officer
                                        and President

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following directors and principal officers of Kemper Investors Life Insurance Company in the capacities indicated on the 4th day of December, 1997.

             Signature                                    Title
             ---------                                    -----

 /s/ JOHN B. SCOTT
 ------------------------------------          Chief Executive Officer, President and Director
 John B. Scott                                 (Principal Executive Officer)
 /s/ WILLIAM H. BOLINDER
 --------------------------------              Chairman of the Board and Director
 William H. Bolinder

 /s/ FREDERICK L. BLACKMON
 -------------------------------               Senior Vice President and Chief Financial Officer (Principal Financial Officer
 Frederick L. Blackmon                         and Principal Accounting Officer)

 /s/ LOREN J. ALTER                            Director
 -------------------------------
 Loren J. Alter
 /s/ DAVID A. BOWERS                           Director
 --------------------------------
 David A. Bowers

 /s/ DANIEL L. DOCTOROFF                       Director
 -------------------------------
 Daniel L. Doctoroff
 /s/ MARKUS ROHRBASSER                         Director
 ----------------------------------
 Markus Rohrbasser

 /s/ PAUL H. WARREN                            Director
 -------------------------------
 Paul H. Warren


                                 EXHIBIT INDEX

 1-A(3)(c)        Schedule of Commissions

 1-A(8)(a)        Form of Participation Agreement among KILICO, Investors Fund
                  Series (formerly known as Kemper Investors Fund), Zurich
                  Kemper Investments, Inc., and Kemper Distributors, Inc.

 1-A(8)(b)        Form of Participation Agreement among KILICO and Evergreen
                  Variable Trust

 1-A(10)(a)       Application for Individual Policy

 1-A(10)(b)       Application for Survivorship Policy

 6(a)             Consent of independent auditors



103473.2